NQL ENERGY SERVICES INC.

1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Phone: 780.955.8828 Fax: 780.955.3309
Website: www.nql.com Info: investor@nql.com

06018824

Our File: 300.171

November 13, 2006

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer") (formerly NQL Drilling Tools Inc.)
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of August 14, 2006:

			INFORMATION REFERRED TO IN SECTION (b)(1)(a)(I)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since August 14, 2006 pursuant to the laws of Canada:				
	a.		News releases	immediately	Issuer
		(i)	October 23, 2006		
		(ii)	November 7, 2006		
			Third Quarter 2006 Results	within 45 days from end of quarter	Issuer
	b.		Material Change Report	immediately	Issuer
		(i)	October 24, 2006		
	c.		Report of Take-Over Bid	immediately	Issuer
		(i)	October 31, 2006		
	d.		Directors' Circular	immediately	Issuer
		(i)	October 31, 2006		
	e.		Take-Over Bid Circular	immediately	Issuer
		(i)	October 31, 2006		
	f.		Notice of Guaranteed Delivery	immediately	Issuer
		(i)	October 31, 2006		
	g.		Letter of Transmittal	immediately	Issuer
		(i)	October 31, 2006		
	h.		Management's Discussion and Analysis for the third quarter ended September 30, 2006	within 45 days from end of quarter	Issuer
		(i)	November 9, 2006		

dlw 11/29

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
i.	Third Quarter Report (includes Management's Discussion and Analysis) for the quarter ended September 30, 2006 (i) November 9, 2006	within 45 days from end of quarter	Issuer
j.	Form 52-109F2 – Certification of Interim Filings - CFO (i) November 9, 2006	upon filing of financials	Issuer
k.	Form 52-109F2 – Certification of Interim Filings - CEO (i) November 9, 2006	upon filing of financials	Issuer

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:
   a. the same information as referred to in items: 1. a. to k. inclusive

3. Materials which the Issuer has distributed or is required to distribute to its security holders:
   a. materials listed in items: 1 d. to g. inclusive

4. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):
   a. Third Quarter Report (includes Management's Discussion and Analysis) for the quarter ended September 30, 2006

5. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 4.a. above:
   N/A

Please note that we have not included a separate copy of the Management's Discussion and Analysis as it is included in the Third Quarter Report.

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Enclosures

NATIONAL OILWELL VARCO, INC. TO MAKE BID

TO ACQUIRE NQL ENERGY SERVICES INC.

CALGARY, October 23, 2006 /CNW/ - NQL Energy Services Inc. ("NQL") (TSX: NQL) and National Oilwell Varco, Inc. ("NOV") (NYSE: NOV) are pleased to announce that NQL and a Canadian subsidiary of NOV have entered into a pre-acquisition agreement pursuant to which a Canadian subsidiary of NOV has agreed to make an offer to acquire all of the issued and outstanding common shares of NQL for cash consideration of C$7.60 per share by way of a take-over bid. NQL has approximately 45.5 million common shares outstanding (on a fully diluted basis), representing a total transaction value of approximately C$345 million.

The offer represents a 26 percent premium over the closing price of NQL's common shares on the Toronto Stock Exchange on October 20, 2006 and a 37 percent premium to the volume weighted average trading price of NQL's common shares on the Toronto Stock Exchange for the 10 previous trading days ending October 20, 2006.

Mr. Kevin Nugent, President and Chief Executive Officer of NQL, commented, "NQL's Board of Directors has determined that the cash offer of C$7.60 per share represents fair value for the company's shareholders. The offer is a strong premium to recent share trading values."

Mr. Pete Miller, NOV's Chairman, President and CEO, said "NQL brings great people, tools, technologies, and markets to our organization, and we are enthusiastic about what we can do together. We expect to enhance further NQL's already high service and support levels by providing it opportunities to grow through NOV's extensive international infrastructure." Miller added that NOV expects to combine NQL's business with its own leading downhole tools business in order to improve efficiency, enhance its growth prospects and achieve synergies of approximately C$10 million per year. NOV believes the acquisition will be accretive to its 2007 earnings.

Peters & Co. Limited is acting as financial advisor to NQL with respect to the transaction and has advised the Board of Directors of NQL that the consideration to be received under the offer is fair, from a financial point of view, to NQL shareholders.

The Board of Directors of NQL has agreed to unanimously recommend the offer and has concluded that the transaction is in the best interests of NQL and the NQL shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all NQL shareholders tender their common shares to the NOV offer.

The pre-acquisition agreement provides that NQL will pay NOV a non-completion fee in certain circumstances if the transaction is not completed. NQL has agreed not to solicit further offers or initiate discussions or negotiations with any third party concerning the sale of NQL, subject to its ongoing fiduciary obligations and responsibilities.

In connection with NOV's offer, certain major shareholders and all of the directors and senior officers of NQL have entered into lock-up agreements with NOV pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing, in the aggregate, approximately 16.6 million common shares and approximately 1.7 million common shares issuable on the exercise of options, or approximately 40 percent of the issued and outstanding common shares of NQL calculated on a fully diluted basis.

The offer is subject to regulatory approvals and other customary closing conditions. Full details of the offer will be included in a formal take-over bid circular and related documents, which are expected to be mailed to NQL's shareholders not later than November 1, 2006. The offer, unless extended, will expire approximately 35 days from commencement of the offer.

NQL is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis.

NOV is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

NQL shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. Those materials will be mailed to NQL shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Disclosure Regarding Forward-Looking Statements

Certain information contained in this press release, including information and statements which may contain words such as "could", "plans", "should", "anticipates"," expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to the anticipated closing of the transaction described in this press release. Consequently, all of the forward-looking information contained in this press release is qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking

information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

Statements made in this press release that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to documents filed by NOV with the Securities and Exchange Commission, including the Annual Report on Form 10-K, which identify significant risk factors which could cause actual results to differ from those contained in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

NQL Energy Services Inc.
Kevin L. Nugent
President and CEO
(403) 266-3700

National Oilwell Varco, Inc.
Clay C. Williams
CFO
(713) 346-7606

NQL Announces Third Quarter Financial Results

NISKU, AB, November 7, 2006 – NQL Energy Services Inc. (TSX – NQL) announces its third quarter and year-to-date results which reflect strong worldwide demand for the Company's products and services and the positive impact of strategic acquisitions. In particular, gross margins and EBITDA margins improved from the second quarter of 2006 as a result of higher activity levels in Canada coming out of the traditional second quarter spring break-up, and improved margins from the Prescott operations.

NQL's third quarter net income per common share doubled to $0.18/share versus $0.09/share in 2005. The year-over-year improvement stems from a variety of factors including strong industry activity levels, the positive impact of the Prescott acquisition, improved pricing, and improved EBITDA margins reflecting the operational leverage of the Company during periods of high activity.

Third quarter 2006 EBITDA also showed significant strength and increased 67 percent to $15.0 million (39 percent of revenue) versus $9.0 million (36 percent of revenue) in 2005. The improvement in EBITDA margins reflects the efficiencies associated with high activity levels as general and administrative costs as a percentage of revenue declined from 16 percent in the third quarter of 2005 to 13 percent during the third quarter of 2006.

NQL recorded revenue of $38.7 million during the third quarter of 2006 representing an increase of 57 percent over the $24.7 million recorded in 2005. Geographically, revenue was broken down between $8.3 million (2005 - $6.2 million) in Canada, $24.2 million (2005 - $13.5 million) in the United States and $6.2 million (2005 - $5.0 million) from various international locations.

As a result of record high natural gas storage levels in North America, the Company anticipates a gradual decline in natural gas directed drilling activity in Canada and the United States unless weather or other factors combine to increase natural gas consumption and reduce storage levels to more "normal" levels. At this time, Canadian drilling rig utilization is below comparable 2005 levels and the Company has begun to experience the impact on its Canadian operations in terms of pricing and utilization. In addition, the Company continues to experience significant cost pressures in terms of labor and raw materials.

As a result of these factors, the Company believes that the growth NQL has experienced over the past several quarters will begin to slow. Depending on the severity and duration of the anticipated slow-down in drilling activity, the Company may also experience a decline in quarter-to-quarter results.

On October 23, 2006, the Company announced that it had entered into a pre-acquisition agreement with a Canadian subsidiary of National Oilwell Varco Inc. ("NOV") pursuant to which a Canadian subsidiary of NOV has agreed to make an offer to acquire all of the issued and outstanding common shares of NQL for cash consideration of $7.60 per share by way of a takeover bid, which represents a total transaction value of approximately $345 million on a fully diluted basis. The Board of Directors of NQL has agreed to unanimously recommend the offer and has concluded that the transaction is in the best interests of NQL and the NQL shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all NQL shareholders tender their common shares to the NOV offer.

The pre-acquisition agreement provides that NQL will pay NOV a non-completion fee in certain circumstances if the transaction is not completed. NQL has agreed not to solicit further offers or initiate discussions or negotiations with any third party concerning the sale of NQL, subject to its continuing fiduciary obligations and responsibilities. In connection with NOV's offer, certain major shareholders and all of the directors and senior officers of NQL have entered into lock-up agreements with NOV pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing, in the total, approximately 16.6 million common shares and approximately 1.7 million common shares issuable on the exercise of options, or approximately 40 percent of the issued and outstanding common shares of NQL calculated on a fully diluted basis. The offer is subject to regulatory approvals and other customary closing conditions. Full details of the offer are included in a formal takeover bid circular and related documents, which were mailed to NQL's shareholders on October 31, 2006. The offer, unless extended, will

expire on December 6, 2006. No assurance can be given that the offer will be accepted by the Company's shareholders and that the transaction will close.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and their assessment of our performance in comparison to prior periods. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward - Looking Statements

Certain information contained in this press release, including information and statements which may contain words such as "could", "plans", "should", "anticipates"," expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to: drilling activity levels; oil and gas prices and demand; business strategy; expansion and growth of NQL's business and operations; the closing of the proposed acquisition of NQL by National Oilwell Varco, Inc. ("NOV"); and other such matters. This forward-looking information is based on certain assumptions and analyses made by NQL in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with NQL's expectations and predictions expressed or implied by the forward-looking information is subject to known and unknown risks and uncertainties which could cause actual results to differ materially from NQL's expectations and predictions expressed or implied by the forward looking information, including: fluctuations in the market for oil and gas related products and services, the success of integrating and realizing the potential of acquisitions, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, fluctuations in the value of the Canadian dollar relative to the US dollar, technological change, the demand for services and products provided by NQL, the various approvals and conditions to the closing of the proposed acquisition of NQL by NOV (such approvals and conditions are fully described in the offer of NOV dated October 31, 2006 and the related Directors Circular of NQL also dated October 31, 2006) and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the Management's Discussion and Analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. Consequently, all of the forward-looking information contained in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward-looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

For further information please contact Kevin L. Nugent, President and Chief Executive Officer at (403) 266-3700 or via e-mail at kevin.nugent@nql.com.

NQL Energy Services Inc.
Consolidated Balance Sheets
(Unaudited)

(Thousands of Canadian dollars)	September 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,580	$ 1,909
Accounts receivable	36,598	28,162
Income taxes recoverable	3,494	2,322
Inventory	29,517	22,081
Prepaid expenses	1,564	971
Future income taxes	3,673	4,876
	77,426	60,321
Future income taxes	-	571
Capital assets	75,016	73,543
Intangible assets	12,495	6,362
Goodwill	12,590	4,336
	$177,527	$145,133
LIABILITIES		
CURRENT		
Bank indebtedness	$ 2,373	$ -
Accounts payable and accrued liabilities	17,550	13,901
Income taxes payable	1,230	802
Current portion of long-term debt	3,602	1,978
	24,755	16,681
Long-term debt	649	879
Future income taxes	10,108	3,460
	35,512	21,020
SHAREHOLDERS' EQUITY		
Capital stock	183,990	184,393
Contributed surplus	7,119	6,527
Deficit	(27,398)	(48,199)
Cumulative translation adjustment	(21,696)	(18,608)
	142,015	124,113
	$177,527	$145,133

NQL Energy Services Inc. **Consolidated Statements of Operations** *(Unaudited)*	**For the three months ended September 30,**		**For the nine months ended September 30,**	
	2006	**2005**	**2006**	**2005**
(Thousands of Canadian dollars, except share and per share data)		*(restated)*		*(restated)*
Revenue	$38,665	$24,692	$108,728	$66,616
Direct expenses	18,599	11,710	51,001	32,101
Gross Margin	20,066	12,982	57,727	34,515
Expenses				
General and administrative	5,063	4,010	14,718	12,070
Amortization	3,480	2,858	9,893	7,635
	8,543	6,868	24,611	19,705
Income from continuing operations before under noted	11,523	6,114	33,116	14,810
Interest expense	(133)	(47)	(475)	(281)
Stock-based compensation	(336)	(266)	(997)	(576)
Other income	157	145	172	179
Foreign exchange gain (loss)	84	106	241	(100)
Income from continuing operations before income taxes	11,295	6,052	32,057	14,032
Income tax (expense) recovery				
Current	(2,664)	664	(4,874)	479
Future	(543)	(2,916)	(4,858)	(4,981)
	(3,207)	(2,252)	(9,732)	(4,502)
Income from continuing operations	8,088	3,800	22,325	9,530
(Loss) income from discontinued operations, net of income taxes	(127)	(93)	(1,524)	86
Net income	$7,961	$3,707	$20,801	$9,616
Income (loss) per common share				
Income per common share from continuing operations				
Basic	$0.19	$0.09	$0.52	$0.23
Diluted	$0.18	$0.09	$0.50	$0.23
Loss per common share from discontinued operations				
Basic	$(0.01)	$0.00	$(0.04)	$0.00
Diluted	$(0.00)	$0.00	$(0.03)	$0.00
Net income per common share				
Basic	$0.18	$0.09	$0.48	$0.23
Diluted	$0.18	$0.09	$0.47	$0.23
Weighted average common shares outstanding – basic	43,271,282	42,386,747	43,265,352	42,095,595
Weighted average common shares outstanding – diluted	44,364,708	43,062,223	44,324,434	42,429,830

NQL Energy Services Inc.
Consolidated Statements of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended September 30, 2006	For the three months ended September 30, 2005	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005
Deficit, beginning of period	$ (35,359)	$ (57,210)	$ (48,199)	$ (63,119)
Net income for the period	7,961	3,707	20,801	9,616
Deficit, end of period	$ (27,398)	$ (53,503)	$ (27,398)	$ (53,503)

NQL Energy Services Inc. Consolidated Statements of Cash Flow *(Unaudited)* *(Thousands of Canadian dollars)*	For the three months ended September 30, 2006	2005 *(restated)*	For the nine months ended September 30, 2006	2005 *(restated)*
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Income from continuing operations	$ 8,088	$ 3,800	$ 22,325	$ 9,530
Items not affecting cash				
Amortization	3,480	2,858	9,893	7,635
Amortization of deferred financing costs	9	-	26	65
Stock-based compensation	336	266	997	576
Future income taxes	543	2,916	4,858	4,981
Gain on sale of capital assets	(1,328)	(392)	(4,412)	(520)
	11,128	9,448	33,687	22,267
Net change in operating working capital items	(11,440)	(475)	(11,680)	(4,802)
Cash (used in) provided by continuing operations	(312)	8,973	22,007	17,465
Cash (used in) provided by discontinued operations	(76)	(90)	(133)	414
Cash (used in) provided by operating activities	(388)	8,883	21,874	17,879
FINANCING ACTIVITIES				
Repurchase of capital stock	(948)	-	(948)	-
Issuance of capital stock	-	6	140	223
Proceeds from long-term debt	21	8,644	17,480	8,730
Repayment of long-term debt	(1,223)	(225)	(17,168)	(5,101)
Cash (used in) provided by financing activities	(2,150)	8,425	(496)	3,852
INVESTING ACTIVITIES				
Proceeds from the sale of capital assets	2,545	1,671	9,291	4,642
Business acquisitions	-	(17,826)	(20,272)	(17,826)
Intangible assets	-	-	(43)	(26)
Purchase of capital assets	(4,472)	(3,656)	(12,056)	(6,812)
Cash used in investing activities	(1,927)	(19,811)	(23,080)	(20,022)
Net (decrease) increase in cash and cash equivalents	(4,465)	(2,503)	(1,702)	1,709
Cash and cash equivalents, beginning of period	4,672	5,639	1,909	1,427
Cash and cash equivalents, end of period	$207	$3,136	$ 207	$ 3,136
Cash and cash equivalents is comprised of:				
Cash and cash equivalents	$ 2,580	$ 3,136	$ 2,580	$ 3,136
Bank indebtedness	(2,373)	-	(2,373)	-
Cash and cash equivalents, end of period	$ 207	$ 3,136	$ 207	$ 3,136
Supplementary disclosure of cash flow information				
Interest paid (received)	$ 104	$ (24)	$ 462	$ 251
Income taxes paid	$ 6,221	$ 205	$ 5,905	$ 851

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

NQL Energy Services Inc.
1507-4th Street
Nisku, Alberta T9E 7M9

2. Date of Material Change:

October 22, 2006.

3. Press Release:

A press release was issued by NQL Energy Services Inc. ("NQL") on October 23, 2006, and disseminated through the facilities of Canada Newswire. A copy of such press release is attached to this material change report as Schedule "A".

4. Summary of Material Change:

On October 23, 2006, NQL and Dreco Energy Services Ltd. ("Dreco") (a wholly owned subsidiary of National Oilwell Varco, Inc.) announced that they had entered into an agreement dated October 22, 2006 (the "Pre-Acquisition Agreement") pursuant to which Dreco has agreed to make an all-cash offer to acquire all of the issued and outstanding common shares of NQL (the "Shares") by way of a take-over bid at a price of CDN $7.60 per Share. A copy of the Pre-Acquisition Agreement is attached to this material change report as Schedule "B".

The board of directors of NQL has unanimously determined that the offer is in the best interests of NQL and the shareholders of NQL and has unanimously recommended that the shareholders accept the offer. Peters & Co. Limited, NQL's financial advisor, has provided an opinion to the board of directors of NQL indicating that the consideration payable under the offer is fair, from a financial point of view, to the shareholders of NQL.

5. Full Description of the Material Change:

See Schedules "A" and "B".

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. **Omitted Information:**

None.

6. **Executive Officer:**

Kevin Nugent, the President and Chief Executive Officer of NQL, is knowledgeable about the material change and may be reached at (403) 266-3700.

7. **Date of Report:**

Dated this 24th day of October, 2006

SCHEDULE "A"

PRESS RELEASE

NATIONAL OILWELL VARCO, INC. TO MAKE BID

TO ACQUIRE NQL ENERGY SERVICES INC.

CALGARY, October 23, 2006 /CNW/ - NQL Energy Services Inc. ("NQL") (TSX: NQL) and National Oilwell Varco, Inc. ("NOV") (NYSE: NOV) are pleased to announce that NQL and a Canadian subsidiary of NOV have entered into a pre-acquisition agreement pursuant to which a Canadian subsidiary of NOV has agreed to make an offer to acquire all of the issued and outstanding common shares of NQL for cash consideration of C$7.60 per share by way of a take-over bid. NQL has approximately 45.5 million common shares outstanding (on a fully diluted basis), representing a total transaction value of approximately C$345 million.

The offer represents a 26 percent premium over the closing price of NQL's common shares on the Toronto Stock Exchange on October 20, 2006 and a 37 percent premium to the volume weighted average trading price of NQL's common shares on the Toronto Stock Exchange for the 10 previous trading days ending October 20, 2006.

Mr. Kevin Nugent, President and Chief Executive Officer of NQL, commented, "NQL's Board of Directors has determined that the cash offer of C$7.60 per share represents fair value for the company's shareholders. The offer is a strong premium to recent share trading values."

Mr. Pete Miller, NOV's Chairman, President and CEO, said "NQL brings great people, tools, technologies, and markets to our organization, and we are enthusiastic about what we can do together. We expect to enhance further NQL's already high service and support levels by providing it opportunities to grow through NOV's extensive international infrastructure." Miller added that NOV expects to combine NQL's business with its own leading downhole tools business in order to improve efficiency, enhance its growth prospects and achieve synergies of approximately C$10 million per year. NOV believes the acquisition will be accretive to its 2007 earnings.

Peters & Co. Limited is acting as financial advisor to NQL with respect to the transaction and has advised the Board of Directors of NQL that the consideration to be received under the offer is fair, from a financial point of view, to NQL shareholders.

The Board of Directors of NQL has agreed to unanimously recommend the offer and has concluded that the transaction is in the best interests of NQL and the NQL shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all NQL shareholders tender their common shares to the NOV offer.

The pre-acquisition agreement provides that NQL will pay NOV a non-completion fee in certain circumstances if the transaction is not completed. NQL has agreed not to solicit further offers or initiate discussions or negotiations with any third party concerning the sale of NQL, subject to its ongoing fiduciary obligations and responsibilities.

In connection with NOV's offer, certain major shareholders and all of the directors and senior officers of NQL have entered into lock-up agreements with NOV pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing, in the aggregate, approximately 16.6 million common shares and approximately 1.7

million common shares issuable on the exercise of options, or approximately 40 percent of the issued and outstanding common shares of NQL calculated on a fully diluted basis.

The offer is subject to regulatory approvals and other customary closing conditions. Full details of the offer will be included in a formal take-over bid circular and related documents, which are expected to be mailed to NQL's shareholders not later than November 1, 2006. The offer, unless extended, will expire approximately 35 days from commencement of the offer.

NQL is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis.

NOV is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

NQL shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. Those materials will be mailed to NQL shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

<u>Disclosure Regarding Forward-Looking Statements</u>

Certain information contained in this press release, including information and statements which may contain words such as "could", "plans", "should", "anticipates"," expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to the anticipated closing of the transaction described in this press release. Consequently, all of the forward-looking information contained in this press release is qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

Statements made in this press release that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to documents filed by NOV with the Securities and Exchange Commission, including the Annual Report on Form 10-K, which identify significant risk factors which could cause actual results to differ from those contained in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

NQL Energy Services Inc.
Kevin L. Nugent
President and CEO
(403) 266-3700

National Oilwell Varco, Inc.
Clay C. Williams
CFO
(713) 346-7606

SCHEDULE "B"

PRE-ACQUISITION AGREEMENT

Conformed Copy - October 22, 2006

PRE-ACQUISITION AGREEMENT

between

Dreco Energy Services Ltd.

and -

NQL Energy Services Inc.

October 22, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS

THIS PRE-ACQUISITION AGREEMENT is made October 22, 2006;

BETWEEN:

Dreco Energy Services Ltd., a corporation existing under the laws of the Province of Alberta (the "**Offeror**")

- and -

NQL Energy Services Inc., a corporation existing under the laws of the Province of Alberta ("**NQL**")

(collectively, the "**Parties**" and each of them, a "**Party**").

RECITALS:

A. The Offeror is prepared to make, or cause a wholly-owned subsidiary to make, an offer (the "**Offer**") by way of take-over bid to acquire all of the outstanding common shares in the capital of NQL, including any and all common shares issued or issuable upon the exercise of any Options (defined herein) (collectively, the "**Shares**") at the Offer Price (defined herein).

B. The board of directors of NQL (the "**Board of Directors**") has determined, after receiving outside legal and financial advice to co-operate with the Offeror, to take all reasonable action to support the Offer and unanimously to recommend acceptance of the Offer to its shareholders (the "**Shareholders**"), all on the terms and subject to the conditions of this Agreement.

C. The Offeror has entered into lock-up agreements (the "**Lock-up Agreements**") pursuant to which CanFund VE Investors II, L.P., Lime Rock Partners II, L.P. and each director of NQL and Joe Kerr, Darren Stevenson and Sue Foote in their capacities as Shareholders (collectively with any other Persons who execute and deliver Lock-up Agreements, the "**Supporting Shareholders**") have agreed to tender to the Offer all Shares owned or controlled by them, subject to the terms and conditions of the Lock-up Agreements.

THEREFORE, in consideration of the respective covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms have the following respective meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta);

"**Acquisition Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of NQL or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of NQL whether by arrangement, amalgamation, merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of NQL, take-over bid or exchange offer or similar transaction involving NQL, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of NQL or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of NQL (other than the transactions contemplated by this Agreement);

"**Affiliate**" has the meaning ascribed to it in the Securities Act;

"**Agreement**" means this Pre-Acquisition Agreement, including all Schedules and all amendments or restatements as permitted, and references to "Article" or "Section" mean the specified Article or Section of this Agreement;

"**arm's length**" has the meaning ascribed to it in the Tax Act;

"**Bid Circular**" has the meaning ascribed to it in Section 2.1(c);

"**Board of Directors**" has the meaning ascribed to it in the Recitals;

"**Business Day**" means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business during regular business hours;

"**Canadian Securities Regulatory Authorities**" means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;

"**Claim**" means any claim, demand, complaint, action, suit, cause of action, assessment or reassessment, charge, judgment, debt, liability, expense, cost, damage or loss, contingent or otherwise (including legal fees on a solicitor and his or her own client basis and other professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding);

"**Competition Act**" means the *Competition Act* (Canada);

"**Competition Act Approval**" means that the Commissioner of Competition appointed under the Competition Act shall have:

(a) issued an advance ruling court certificate under Section 102 of the Competition Act; or

(b) advised the Parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

"**Compulsory Acquisition**" has the meaning ascribed to it in Section 4.1;

"**Conditional Option Exercise**" has the meaning ascribed to it in Section 2.3(c);

"**Confidentiality Agreement**" means the confidentiality agreement between the Offeror and NQL dated May 15, 2006;

"**Contracts**" means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement, obligation or understanding to which NQL or any of the Material Subsidiaries is a party or under which NQL or any of the Material Subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, whether asserted or not;

"**Directors' Circular**" has the meaning ascribed to it in Section 2.1 (j)(iii);

"**Disclosure Letter**" means the written disclosure letter of NQL addressed to the Offeror dated the date hereof and delivered to the Offeror in final form contemporaneously with the delivery of this Agreement;

"**Effective Time**" means the time at which the Offeror first takes up and pays for Shares deposited pursuant to the Offer;

"**Employee Obligations**" means any obligations or liabilities of NQL to pay any amount to or on behalf of its officers, directors, employees or consultants (other than for salary, bonuses under their existing bonus arrangements, sales commissions under existing arrangements, benefits under existing arrangements, Options, vacation pay and directors' fees in each case in the ordinary course, and in amounts consistent with past practices) and, without limiting the generality of the foregoing, **"Employee Obligations"** shall include the obligations of NQL to directors, officers or employees (i) for severance or termination payments on the change of control of NQL pursuant to any voluntary or involuntary executive severance and termination agreements in the case of officers and pursuant to NQL's severance policy in the case of employees; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement and (iii) for payments with respect to any share appreciation rights, participating performance units or similar plans, if any;

"**Encumbrances**" means pledges, liens, charges, security interests, mortgages, options, rights of first offer or rights of first refusal, areas of mutual interest, adverse claims or financial encumbrances of any kind or character whatsoever;

"**Environmental Laws**" has the meaning ascribed to it in Section 17(a) of Schedule "D";

"**Exchange Act**" has the meaning ascribed to it in Section 13 of Schedule "D";

"**Expiry Time**" has the meaning ascribed to it in Section 2.1(h);

"**Financial Statements**" means the audited consolidated financial statements of NQL as at and for the year ended December 31, 2005, including the notes to such statements and the auditor's

report thereon and the unaudited interim consolidated financial statements of NQL as at and for the six months ended June 30, 2006, including the notes to such statements;

"**GAAP**" means generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

"**Governmental Authority**" means any:

(a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b) Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange, including the TSX;

(c) subdivision, agent, commission, board, or authority of any of the foregoing; or

(d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Information Circular**" has the meaning ascribed to it in Section 4.2;

"**Initial Expiry Time**" has the meaning ascribed to it in Section 2.1(h);

"**Latest Mailing Date**" has the meaning ascribed to it in Section 2.1(c);

"**Laws**" means applicable laws (including common law), statutes, by-laws, published rules, Regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case, of any Governmental Authority;

"**Liabilities**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

"**Lock-up Agreements**" has the meaning ascribed to it in the Recitals;

"**Material Adverse Change**" means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), prospects, properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of NQL and its subsidiaries taken as a whole but "**Material Adverse Change**" shall not include a change resulting or arising from: (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oilfield service industry generally, or the provision of downhole tools generally; or (iii) general political, economic, financial, currency exchange, securities or commodity market conditions in any worldwide locations;

"**Material Adverse Effect**" means any effect resulting from a Material Adverse Change;

"**Material Subsidiary**" means each of the following subsidiaries of NQL: NQL Energy Services Canada Ltd., NQL Energy Services US, Inc., Prescott Drilling Motors, Inc. and NQL (US) Inc.;

"**Minimum Tender Condition**" has the meaning ascribed to it in paragraph (a) of Schedule "A";

"**Non-Completion Fee**" has the meaning ascribed to it in Section 8.3(a);

"**NQL**" has the meaning ascribed to it in the Preamble;

"**NQL Benefit Plans**" includes all employee benefit plans, all loans to employees, all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement benefits, severance, sabbatical, medical, dental, prescription vision care, disability, employee relocation, life insurance or accident insurance, health, welfare, legal, education, sick leave, bonus, hospitalization insurance, supplemental unemployment benefit, salary continuation, individual or group retirement savings (both registered and non-registered), pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements and other fringe or employee benefit plans that apply to employees or former employees of NQL or its subsidiaries, and executive compensation or severance agreements for the benefit of, or relating to, any present or former employee, consultant, officer or director of NQL or its subsidiaries;

"**NQL Public Documents**" has the meaning ascribed to it in Section 12(a) of Schedule "D";

"**NQL Representatives**" has the meaning ascribed to it in Section 8.2(a);

"**NQL Stock Option Plan**" means the stock option plan of NQL dated September 2, 2003, as amended;

"**Offer**" has the meaning ascribed to it in the Recitals;

"**Offeror**" has the meaning ascribed to it in the Preamble;

"**Offeror Representatives**" has the meaning ascribed to it in Section 8.5;

"**Offer Price**" means $7.60 in cash for each Share;

"**Options**" means stock options granted pursuant to the NQL Stock Option Plan;

"**Parties**" and "**Party**" have the respective meanings ascribed to them in the Preamble;

"**Person**" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority and any group comprised of more than one Person, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or legal representative;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by any Governmental Authority;

"**Regulatory Approvals**" means those sanctions, rulings, waivers, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time or waiting period under a statute or regulation that states that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection or an opposition being filed, made or initiated) of any Governmental Authority;

"**Securities Act**" means the *Securities Act* (Alberta);

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Shareholders**" has the meaning ascribed to it in the Recitals;

"**Shares**" has the meaning ascribed to it in the Recitals;

"**Subsequent Acquisition Transaction**" has the meaning ascribed to it in Section 4.1;

"**subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"**Superior Proposal**" means any *bona fide* written Acquisition Proposal which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the form of consideration and the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer from a financial point of view to Shareholders;

"**Supporting Shareholders**" has the meaning ascribed to it in the Recitals;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Taxes**" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, *ad valorem* taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, provincial Crown royalties, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or

other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

"**Tax Returns**" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"**Third Party Beneficiaries**" has the meaning ascribed to it in Section 9.6; and

"**TSX**" means the Toronto Stock Exchange.

1.2 Certain Rules of Interpretation

In this Agreement:

(a) **Consent** - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b) **Currency** - Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c) **Governing Law** - This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable in the Province of Alberta.

The Parties irrevocably submit to the exclusive jurisdiction of the courts of the competent jurisdiction in the Province of Alberta in respect of any action or proceeding relating in any way to this Agreement or the subject matter hereof.

(d) **Injunctive Relief** - The Parties agree that the remedy at Law for any breach of the provisions of this Agreement will be inadequate and that the Party that is not in breach, on any application to a court, shall be entitled to temporary and permanent injunctive relief, specific performance and any other equitable relief against the Party or Parties in breach of the provisions of this Agreement.

(e) **Headings** - Headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(f) **Including** - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

(g) **No Strict Construction** - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(h) **Number and Gender** - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(i) **Severability** - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Persons or circumstances.

(j) **Statutory References** - A reference to a statute includes all rules and Regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(k) **Time** - Time is of the essence in the performance of the Parties' respective obligations.

(l) **Time Periods** - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(m) **Subsidiaries** - To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a subsidiary of NQL or the Offeror, as the case may be, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.3 Entire Agreement

This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement and the Confidentiality Agreement, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Confidentiality Agreement and any document required to be delivered pursuant to this Agreement.

1.4 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
"A"	Conditions of the Offer
"B"	Form of Press Release
"C"	Representations and Warranties of the Offeror
"D"	Representations and Warranties of NQL

1.5 Knowledge

Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party's directors, senior officers and advisors (including, in the case of NQL, Susan Foote) after reviewing all relevant records and making all reasonable inquiries.

ARTICLE 2
THE OFFER

2.1 The Offer

(a) The Offeror shall, subject to the terms and conditions set forth in this Agreement, make the Offer to purchase all of the Shares, including all Shares issued upon the exercise of Options at the Offer Price.

(b) The Offer Price is subject to downward adjustments if the Board of Directors at any time after the date hereof declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise, with respect to the Shares, which adjustments shall be equal to the amount of any such dividend or other distribution.

(c) The Offeror shall mail the Offer and accompanying take-over bid circular, related letter of transmittal and notice of guaranteed delivery (such documents, together with the Offer, being collectively referred to herein as the "**Bid Circular**") in accordance with applicable Laws to each registered Shareholder and each holder of Options as soon as reasonably practicable and in any event not later than 11:59 p.m. (Calgary time) on Wednesday, November 1, 2006 (the "**Latest Mailing Date**") and provided, however, that if the mailing of the Bid Circular is delayed by reason of:

(i) an injunction or order made by a court of competent jurisdiction or Governmental Authority; or

(ii) the Offeror not having obtained any Regulatory Approval that is necessary to permit the Offeror to mail the Offer,

then, provided that such injunction or order is being contested or appealed or such Regulatory Approval is being actively sought, as applicable, then the Latest Mailing Date shall be extended for a period ending on the earlier of:

(iii) 11:59 p.m. (Calgary time) on Wednesday, January 24, 2007; and

(iv) the second Business Day following the date on which such injunction or order ceases to be in effect or such Regulatory Approval is obtained, as applicable.

(d) The Bid Circular shall be prepared in the English language and, if required by Law, in the French language. In the event of any inconsistency in the meaning of any expression contained in such English and French language versions, the English language version shall prevail.

(e) The terms of the Offer shall include any amendments to, or extensions of, such Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Shares may be deposited.

(f) The Offeror may make the Offer itself or through one or more direct or indirect wholly-owned subsidiaries or any combination thereof. In the event that any of those entities makes or participates in the making of the Offer, the term "Offeror" as used herein shall include all of those entities, other than in Schedule "C" where the term "Offeror" shall not include those entities. The Offeror shall be liable to NQL for any default by any such entity in the performance of any of the Offeror's obligations hereunder.

(g) Prior to the mailing of the Bid Circular, the Offeror shall provide NQL with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined solely by the Offeror, acting reasonably.

(h) The Offer will be made in accordance with applicable Laws and shall expire no earlier than 12:01 a.m. (Calgary time) on the first Business Day that falls after the 35th calendar day after the day that the Offer is commenced (the "**Initial Expiry Time**"), subject to the right of the Offeror to extend the period during which Shares may be deposited under the Offer (the Initial Expiry Time, as it may be changed as a result of any such extension, being referred to herein as the "**Expiry Time**"). Subject to Section 2.1 (i), the Offer shall be subject only to the conditions set out in Schedule "A" hereto. The Offeror shall use all reasonable commercial efforts to consummate the Offer, subject to the terms and conditions hereof and thereof and subject to no other conditions. Upon all of the conditions of the Offer having been satisfied or, in the sole discretion of the Offeror, waived (to the extent permitted under this Agreement), the Offeror will take up and pay for the

Shares validly deposited under the Offer in accordance with the terms of the Offer as soon as reasonably practicable and in any event within three Business Days of the Expiry Time. In addition, in the event that any appropriate Regulatory Approval is not obtained prior to the Initial Expiry Time, unless such approval has been denied, the Offeror agrees that it will extend the Offer for a period of not less than 10 days beyond the Initial Expiry Time and the Expiry Time, as the case may be, pending receipt of such approval. In the event any Regulatory Approval remains outstanding after the first such extension, the Offeror agrees that it will extend the Offer for an additional period of not less than 10 days. If, on the first occasion on which the Offeror has taken up any Shares pursuant to the Offer, the Shares taken up represent less than 90% of the then outstanding Shares, then the Offeror shall extend the Offer for at least ten (10) days.

(i) It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror will not, without the prior written consent of NQL:

(i) change the number of Shares for which the Offer is made;

(ii) increase the Minimum Tender Condition or decrease the Minimum Tender Condition to less than 50% of the issued and outstanding Shares (on a fully-diluted basis);

(iii) decrease the Offer Price per Share except as permitted under Section 2.1(b);

(iv) subject to the Offeror's right under Section 8.2(c), change the form of consideration payable under the Offer;

(v) impose additional conditions to the Offer; or

(vi) otherwise amend the Offer or any terms and conditions thereof in a manner adverse to NQL or the Shareholders.

(j) The obligation of the Offeror to make the Offer by mailing the Bid Circular to Shareholders is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement or otherwise:

(i) the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 11.1;

(ii) no circumstance, fact, change, event or occurrence shall have occurred that would render it impossible or impracticable for one or more of the conditions set out on Schedule "A" hereto to be satisfied, provided that the

Offeror shall discuss such circumstance, fact, change, event or occurrence with NQL prior to exercising its rights under this Section 2.1(j);

(iii) the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the Offeror for mailing with the Bid Circular to all registered Shareholders of NQL a directors' circular (the "**Directors' Circular**"), which circular shall contain the unanimous recommendation of the Board of Directors that Shareholders accept the Offer and a copy of the fairness opinion of Peters & Co. Limited opining at the date thereof that the consideration offered under the Offer is fair, from a financial point of view, to Shareholders;

(iv) no cease trade order, injunction or other prohibition from a Governmental Authority having jurisdiction over the Offeror shall exist against the Offeror making the Offer, the mailing of the Bid Circular or the taking up or paying for Shares deposited under the Offer;

(v) the Offeror shall have received all Regulatory Approvals necessary for the making of the Offer or the mailing of the Bid Circular to Shareholders;

(vi) NQL shall not have breached in any material respect or failed to comply, in any material respect, with any of its covenants or obligations under this Agreement and the Offeror shall have received a certificate of two senior officers of NQL, not in their personal capacity, immediately prior to the Offer being made confirming same;

(vii) all representations and warranties of NQL:

(A) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects at the time of the mailing of the Offer; and

(B) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects at the time of the mailing of the Offer unless the failure to be true or correct has not had, or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); and

(C) the Offeror shall have received a certificate of two senior officers of NQL, not in their personal capacity, immediately prior to the Offer being made confirming same;

(viii) in the sole judgment of the Offeror, acting reasonably, no Material Adverse Change shall have occurred, provided the Offeror shall discuss any purported Material Adverse Change with NQL prior to exercising its rights under this Section 2.1(j); and

(ix) the Lock-up Agreements shall not have been terminated by any Supporting Shareholders;

provided that if the Offeror has knowledge of any breach by NQL of any representations, warranties or covenants referred to in (vi) or (vii) of this Section 2.1(j), it shall notify NQL thereof and shall not invoke its rights under this Section 2.1(j) unless such breach shall not have been cured to the satisfaction of the Offeror within two Business Days and in which case the Latest Mailing Deadline shall be extended by such two Business Days.

2.2 NQL Support for the Offer

(a) NQL represents and warrants as of the date hereof and covenants to and in favour of the Offeror as follows, and acknowledges that the Offeror is relying upon such representations, warranties and covenants in entering into this Agreement:

(i) the Board of Directors, upon consultation with its outside legal and financial advisors, has unanimously determined that the Offer is fair to the Shareholders and in the best interests of NQL and the Shareholders, has unanimously approved the Offer and this Agreement, and has unanimously passed a resolution to recommend that the Shareholders accept the Offer; and

(ii) after reasonable inquiry, NQL and the Board of Directors have been advised and believe that all of the directors of NQL intend to tender all of their Shares to the Offer, including:

(A) the Shares of which they are the beneficial owners or over which they exercise control; and

(B) any Shares issuable on the exercise of Options held by them.

(b) NQL shall reasonably cooperate with the Offeror, shall take all reasonable action to support the Offer and shall, in a timely and expeditious manner, furnish to the Offeror all such information regarding itself, its subsidiaries and its and their respective directors, officers and Shareholders as may reasonably be required to be included in the Bid Circular pursuant to applicable Laws. NQL shall promptly correct any information provided by it for use in the Bid Circular if and to the extent that such information shall be or have become false or misleading in any material respect.

(c) NQL shall prepare in the English language, and if required by Law, in the French language, and make available for distribution contemporaneously with the Bid Circular sufficient copies of the Directors' Circular, prepared in accordance with applicable Laws, which shall reflect the foregoing determinations and recommendations.,

(d) Prior to the final approval of the Directors' Circular by the Board of Directors, NQL shall provide the Offeror with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by NQL and the Board of Directors, acting reasonably.

(e) NQL shall provide the Offeror with, or cause to be provided to the Offeror, within two Business Days following the execution and delivery of this Agreement, a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Shares. NQL shall concurrently provide the Offeror with the names, addresses and holdings of all holders of the Options. NQL shall from time to time request that its registrar and transfer agent furnish the Offeror with such additional information, including updated or additional lists of Shareholders, a list of participants in book-based nominee registered shareholders such as CDS & Co. and CEDE & Co., mailing labels and lists of securities positions and other assistance, as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Laws. All such deliveries shall be in printed form and, if available, in computer-readable form.

2.3 Outstanding Stock Options

(a) All Options with an exercise price below the Offer Price will be in-the-money and the holders of such Options will have the choice of (i) exercising their Options in the normal course or pursuant to a Conditional Option Exercise (as defined below), (ii) receiving in cash the in-the-money amount upon agreement to cancel such Options, or (iii) effecting a cashless exercise of their Options exercisable by payment in Shares of the in-the-money amount for the purposes of tendering to the Offer all Shares issued in connection with such cashless exercise. Holders of Options with an exercise price at or above the Offer Price shall be entitled to receive $0.10 per Option upon agreement to cancel such Options.

(b) NQL covenants that it will:

(i) use its reasonable commercial efforts to ensure that all Persons holding Options either:

(A) exercise their Options and tender all Shares issued in connection therewith to the Offer; or

(B) terminate the right to exercise any of their Options,

prior to the Expiry Time; and

(ii) cause the vesting of entitlements under the NQL Stock Option Plan to accelerate, such that all outstanding Options shall be exercisable and fully vested concurrent with the Expiry Time; and

(iii) satisfy all other obligations of NQL under the NQL Stock Option Plan or, upon the acquisition by the Offeror of the Shares pursuant to the Offer, to cause all entitlements under such plan to terminate,

and NQL agrees to apply for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any Canadian Securities Regulatory Authorities in connection with any amendments to the NQL Stock Option Plan and Options required in connection with the foregoing. All proceeds from the exercise of Options shall be retained by NQL.

(c) The Parties agree that all Options tendered to NQL for exercise, conditional upon the Offeror taking up the Shares under the Offer (a **"Conditional Option Exercise"**), shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. The Offeror shall accept as validly tendered under the Offer all of the Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options indicate that such Shares are tendered pursuant to the Offer.

(d) The Offeror agrees to reasonably co-operate with NQL to facilitate the exercise of Options and the deposit of all Shares issued in connection therewith prior to the Expiry Time pursuant to the Offer.

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1 Publicity

(a) Each of the Offeror and NQL shall advise, consult and co-operate with each other prior to issuing, or permitting any of its subsidiaries, directors, officers, employees, agents or advisors to issue, any press release or other statement to the press with respect to this Agreement or the Offer. The Offeror and NQL shall not issue any such press release or make any such public statement to the press prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a stock exchange and only after using its best efforts to consult the other Party taking into account the time constraints to which it is subject as a result of such Law or obligation.

(b) The Offeror and NQL agree that a press release substantially in the form set out in Schedule "B" shall be issued immediately following the execution of this Agreement.

3.2 Solicitation

The Offeror shall appoint a soliciting dealer or dealer manager (the **"Dealer Manager"**) in connection with the Offer to solicit acceptances of the Offer. The Dealer Manager may, if appointed, form a soliciting dealer group to solicit acceptances of the Offer at the Offeror's expense.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1 Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Shares, the Offeror shall acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Part 16 of the ABCA (a "**Compulsory Acquisition**"). The Offeror may also pursue other means of acquiring the remaining Shares not tendered to the Offer. NQL agrees with the Offeror that, in the event the Offeror takes up and pays for Shares under the Offer representing at least 50% of the Shares, it will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, capital reorganization or other transaction of NQL and the Offeror or an Affiliate of the Offeror (a "**Subsequent Acquisition Transaction**") to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is, subject to Section 2.1(b), at least equivalent in value to the consideration paid under the Offer.

4.2 Information Circular, Etc.

NQL agrees that, if the Offeror takes steps to effect a Subsequent Acquisition Transaction that requires approval of Shareholders in a meeting of the Shareholders, NQL will take all action necessary, in accordance with all applicable Laws and the requirements of the TSX or any other Governmental Authority having jurisdiction, to duly call, give notice of, convene and hold a meeting of Shareholders as promptly as practicable to consider and vote upon the action proposed by the Offeror. In the event of such a meeting or meetings, NQL shall use all commercially reasonable efforts to mail to the Shareholders an Information Circular with respect to any such meeting of the Shareholders. The term "**Information Circular**" shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials prepared in accordance with applicable Laws at the time required to be mailed to the Shareholders and all amendments or supplements thereto, if any. The Offeror and NQL each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular. The information provided and to be provided by the Offeror and NQL for use in the Information Circular on both the date the Information Circular is first mailed to the Shareholders and on the date that any such meeting is held shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable Laws. The Offeror and NQL each agree to correct promptly any such information provided by it for use in any Information Circular that shall have become false or misleading.

4.3 Board of Directors

If the Offeror takes up and pays for Shares under the Offer such that it owns more than 50% of the then outstanding Shares, NQL, immediately following such acquisition by Offeror, shall use reasonable commercial efforts to cause the Board of Directors of NQL to be reconstituted through resignations of all existing NQL directors and the appointment of Offeror nominees in their stead. NQL shall, in accordance with the foregoing and subject to the provisions of the

ABCA, secure the resignations of all NQL directors to be effective at such time as may be required by Offeror and cause the election of Offeror nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

The Offeror hereby represents and warrants to NQL the matters set out on Schedule "C" and acknowledges that NQL is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF NQL ENERGY SERVICES INC.

NQL represents and warrants to the Offeror the matters set out on Schedule "D" and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and the making of the Offer.

ARTICLE 7
CONDUCT OF BUSINESS

7.1 Conduct of Business by NQL

NQL covenants and agrees that, prior to the Effective Time (unless the Agreement is terminated earlier), unless the Offeror shall otherwise agree in writing (acting reasonably) or as otherwise expressly contemplated or permitted by this Agreement:

(a) NQL shall, and shall cause its subsidiaries to, conduct their respective businesses only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws;

(b) NQL shall not directly or indirectly do or permit to occur, and shall cause its subsidiaries not to do or permit to occur, any of the following:

(i) issue, grant, sell, hypothecate, pledge, lease, dispose of, encumber or exclusively license or agree to issue, grant, sell, hypothecate, pledge, lease, dispose of, encumber or exclusively license:

(A) any additional Shares or any options, warrants, calls, puts, conversion privileges or rights of any kind to acquire any Shares, or other securities of NQL or its subsidiaries (other than pursuant to the exercise of Options currently outstanding); or

(B) any assets of NQL or its subsidiaries except in the ordinary course of business;

(ii) amend or propose to amend the articles, by-laws or other constating documents of NQL or its subsidiaries;

(iii) split, combine or reclassify any outstanding Shares;

(iv) redeem, purchase or offer to purchase (or permit the Subsidiary to redeem, purchase or offer to purchase) any Shares or other securities of NQL or any shares or other securities of its subsidiaries;

(v) declare, set aside or pay any dividend or other distribution payable in cash, stock, securities, property or otherwise with respect to the Shares;

(vi) subject to Section 8.6, reorganize, amalgamate or merge NQL or any of its subsidiaries with any other Person except for an internal reorganization of its subsidiaries in Venezuela and Argentina not having a Material Adverse Effect;

(vii) reduce the stated capital of NQL or its subsidiaries;

(viii) acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, lease or otherwise) any Person or division or make any investment either by purchase of shares or securities, contributions of capital (other than to the Subsidiary), property transfer or purchase of (other than in the ordinary course of business), any property or assets of any other Person;

(ix) other than pursuant to its existing credit facilities, copies of which have been made available to the Offeror, incur or commit to incur any indebtedness for borrowed money or any other material Liability or obligation, or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or make any loans or advances, other than sales on credit in the ordinary course of business;

(x) take any action or fail to take action that would accelerate or trigger defaults or repayments in respect of any obligation, Contract or Regulatory Approval;

(xi) enter into, amend or terminate any Contract, or waive, release or assign any rights or Claims, other than, in each case, in the ordinary course of business, consistent with past practice;

(xii) enter into any hedges, swaps, forwards, financial derivatives, exchanges or options or sales of terms greater than 12 months (including, relating to commodities, currencies or interest rates) or any other like transaction;

(xiii) conduct any business, make any capital expenditure or incur any Liability, other than in the ordinary course of business, consistent with past practice and in light of current economic and industry conditions;

(xiv) except for an internal reorganization of its subsidiaries in Venezuela and Argentina not having a Material Adverse Effect, adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of NQL or any of its subsidiaries;

(xv) pay, discharge or satisfy any material Claims, Liabilities or obligations other than the payment, discharge or satisfaction:

(A) of Liabilities incurred in the ordinary course of business consistent with past practice or reflected or reserved against in the Financial Statements;

(B) debt owing under existing credit facilities, copies of which have been made available to the Offeror, which debt can be repaid without penalty, and Claims, Liabilities or obligations incurred in the ordinary course of business consistent in type and amount with past practice;

(C) of debt owing between NQL and its subsidiaries done in compliance with Laws and GAAP; or

(D) of the Bayshore Operating Company litigation in an amount not exceeding U.S.$100,000;

(xvi) commence or settle any litigation, proceeding, Claim, action, assessment or investigation involving NQL or any of its subsidiaries before any Governmental Authority;

(xvii) publicly disclose any information regarding NQL, its business, properties or operations other than as required by Law (in which event the Offeror will be provided with an opportunity to comment thereon); or

(xviii) authorize, recommend, propose or agree to any release, relinquishment or amendment of any material contractual right or other material right under any licence or permit.

(c) NQL shall not, and shall cause its subsidiaries not to, enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any share options, additional benefits, bonuses, salary increases, severance or termination pay to, any officers, directors, employees or former employees other than, as disclosed in the Disclosure Letter;

(d) other than as expressly contemplated and permitted by this Agreement, or as disclosed in the Disclosure Letter, NQL shall not, and shall cause its subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exerciseability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination,

severance or other NQL Benefit Plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any current or former directors, officers or employees of NQL or its subsidiaries;

(e) other than as disclosed in the Disclosure Letter, NQL shall not, and shall cause its subsidiaries not to, adopt, amend or terminate any NQL Benefit Plans except as required by applicable Law;

(f) NQL shall use its reasonable commercial efforts, and shall cause its subsidiaries to use their reasonable commercial efforts, to cause its and their current insurance (or re-insurance) policies (including insurance policies, and cover provided under policies, held for the benefit of NQL and its subsidiaries) not to be cancelled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) NQL shall use its reasonable commercial efforts, and shall cause its subsidiaries to use their reasonable commercial efforts, to preserve intact their respective business organizations, assets and goodwill; to maintain their respective real property interests in their current state; to keep available the services of its and their officers and employees as a group; not to take any action or omit to take any action which would render, or which reasonably would be expected to render, any representation or warranty made by NQL in this Agreement untrue at any time prior to the Effective Time if then made; and to promptly notify the Offeror in writing of any event or occurrence that would reasonably be expected to have a Material Adverse Effect and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(h) NQL and its subsidiaries shall:

(i) duly and timely file all Tax Returns required to be filed by them on or after the date hereof and ensure that all such Tax Returns are true, complete and correct in all material respects (and, for greater certainty, will prepare Tax Returns on that basis in respect of the taxation year ended December 31, 2005);

(ii) timely pay all Taxes that are due and payable (other than those that are being contested in good faith and in respect of which reserves have been provided in the Financial Statements contained in the NQL Public Documents);

(iii) not make or rescind any election relating to Taxes;

(iv) not make a request for a tax ruling or enter into any agreement with any taxing authorities;

(v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended December 31, 2005, except as may be required by applicable Law;

(i) NQL shall continue to file all documents or information required to be filed by NQL under applicable Laws and with the TSX, in accordance with timelines prescribed under applicable securities Laws and by the TSX, and all such documents or information, when filed, shall comply as to form and substance in all respects with the requirements of applicable Laws and the rules of the TSX and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(j) NQL shall not make or permit to be made any change to any accounting method, policy or principle used by NQL or its subsidiaries, except as may be prescribed by the Canadian Institute of Chartered Accountants including any prescribed changes to GAAP;

(k) except as otherwise authorized in this Agreement, NQL shall not, and shall not permit its subsidiaries to, authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 7.1;

(l) NQL shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule "A" to this Agreement, to the extent the same is within its control, and NQL shall take, or cause to be taken, all other action and shall do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to support the Offer and the transactions contemplated hereby, including using its reasonable commercial efforts to:

(i) obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law and to satisfy any condition provided for under this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the Offeror's ability to consummate the transactions contemplated hereby or the Offer; and

(iii) co-operate with the Offeror in connection with the performance by it of its obligations hereunder; and

(m) NQL shall make or reasonably co-operate in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such Laws.

ARTICLE 8
COVENANTS OF NQL

8.1 Certificate of NQL

Not more than seven hours before the Expiry Time, NQL shall provide to the Offeror a true and correct certificate of NQL, signed by two senior officers of NQL, not in their personal capacities, confirming, after due and careful inquiry, that:

(a) the representations and warranties of NQL in this Agreement are true and correct in all respects if qualified by a reference to Material Adverse Effect and if not qualified by a reference to Material Adverse Effect (other than with respect to outstanding share capital (both on an undiluted and fully-diluted basis), which shall be true and correct in all respects except for changes thereto resulting from the issuance of Shares under the terms of the Options), are true and correct in all respects as at the Expiry Time with the same force and effect as if made at such time and regardless of any reference to another time in the representations and warranties unless the failure to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) as at the Expiry Time; and

(b) all of the covenants and obligations of NQL under the Agreement have been performed or complied with in all material respects.

8.2 No Solicitation and Right to Match

(a) NQL shall immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than the Offeror or its Affiliates) conducted on or before the date of this Agreement by NQL or its subsidiaries or any of its or their officers, directors, employees, financial advisors, legal counsel, representatives or agents ("**NQL Representatives**") with respect to any actual or potential Acquisition Proposal. NQL shall immediately, following the entering into of this Agreement, send a letter to all parties who have entered into confidentiality agreements with NQL pertaining to any actual or potential Acquisition Proposal and shall use reasonable commercial efforts to have all materials provided to such parties by NQL, or prepared by such parties in respect of NQL, destroyed or returned to NQL or NQL Representatives as the case may be in accordance with the terms of the confidentiality agreements with such parties. NQL shall immediately advise the Offeror orally and in writing of any response or action (actual, anticipated,

contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

(b) After the date hereof, NQL will not and will not authorize or permit any NQL Representatives to, directly or indirectly:

(i) solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(ii) provide or furnish to any party any information concerning NQL and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(iii) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; or

(iv) release any party from any confidentiality or standstill agreement between NQL and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement;

provided however NQL may:

(v) engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by NQL or NQL Representatives after the date hereof) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning NQL and its business, properties and assets and participate in or take any other related action if such party has first made a *bona fide* written Acquisition Proposal and the Board of Directors determines, acting reasonably, after taking into account the likelihood that such Acquisition Proposal can be completed, the form of consideration and the advice of its financial advisors, that such Acquisition Proposal is, or is reasonably likely to promptly lead to, a Superior Proposal and further determines in good faith, after considering applicable Law and receiving the advice of outside legal counsel, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law;

(vi) comply with applicable rules under securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect to any such Acquisition Proposal to holders of Shares; and

(vii) provided NQL has complied with Section 8.2(c), accept, recommend, approve or enter into any agreement to implement a Superior Proposal and release the party making the Superior Proposal from any standstill provisions but only if, prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of

applicable Law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Offer which may be proposed by the Offeror during the five Business Day period set forth in Section 8.2(c) hereof and after receiving the advice of outside counsel, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law.

(c) Neither NQL nor NQL Representatives shall provide or furnish any information to any party in accordance with Section 8.2(b) unless NQL shall have entered into a confidentiality and standstill agreement with such party containing a standstill provision and terms and conditions otherwise substantially similar to those contained in the Confidentiality Agreement that permits disclosure to the Offeror of all information required to be provided to the Offeror hereunder. NQL shall immediately provide the Offeror with any information (including updates of any such information) provided to any such other party which had not previously been provided to the Offeror. Upon receipt of an Acquisition Proposal, or the occurrence or commencement of any inquiry, discussions or negotiations that could be reasonably expected to promptly lead to an Acquisition Proposal, NQL agrees to provide immediate notice thereof to the Offeror and shall provide the Offeror with a copy of any such Acquisition Proposal and any amendments thereto. NQL agrees to notify the Offeror immediately if the Board of Directors determines that any *bona fide* written Acquisition Proposal constitutes a Superior Proposal. For a period of five Business Days (commencing on and including the Business Day notice is given and ending at midnight (Calgary time) on such fifth Business Day) from the day on which NQL notifies the Offeror of the fact that the Board of Directors has determined a *bona fide* written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such five Business Day period, NQL shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with the Offeror to make such adjustments in the terms and conditions of this Agreement and the Offer as would enable the Offeror to proceed with, and NQL to support and continue to recommend or to affirm acceptance of, the Offer as amended rather than the Superior Proposal. In the event the Offeror offers to amend this Agreement and the Offer to provide that the holders of Shares shall receive a value per Share equal to or having a value greater than the value per Share provided in the Superior Proposal or otherwise amend the Offer and this Agreement with the result the Acquisition Proposal would no longer be a Superior Proposal to the Offer as amended, and so advises the Board of Directors prior to the expiry of such five Business Day period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

(d) NQL shall ensure that NQL Representatives are aware of the provisions of this Section 8.2, and NQL shall be responsible for any breach of this Section 8.2 by such NQL Representatives.

8.3 Non-Completion Fee

(a) Notwithstanding any other provision of this Agreement (and provided there is no breach by the Offeror of a provision of this Agreement which would have a material adverse effect on the success of the Offer), if at any time after the execution of this Agreement:

(i) the Board of Directors withdraws, modifies or changes, or proposes publicly to withdraw, modify or change, any of its recommendations or determinations in a manner adverse to the Offeror or resolves to do so or recommends or proposes publicly to recommend that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(ii) the Board of Directors recommends or approves or proposes publicly to recommend or approve an Acquisition Proposal;

(iii) the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within ten days after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such ten-day period, prior to the scheduled expiry of the Offer);

(iv) NQL breaches in any material respect the provisions of Section 8.2 or this Agreement is terminated as a result of the Offeror failing to exercise its right to make an amended Offer pursuant to Section 8.2(c);

(v) another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Tender Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within twelve months of the Expiry Time;

(vi) NQL enters into any agreement (other than a confidentiality and standstill agreement as contemplated herein) with any Person providing for an Acquisition Proposal prior to the Expiry Time; or

(vii) this Agreement is terminated by the Offeror pursuant to Section 11.1 (b)(ii) or (iii), or by NQL pursuant to Section 11.1(j),

then, in any such case, NQL shall pay to the Offeror, or as the Offeror otherwise directs, forthwith and in any event within two Business Days after such event, by way of wire transfer of immediately available funds to an account designated by the Offeror, the sum of $11.0 million (the "**Non-Completion Fee**"). As of the moment the earliest of any of the events specified in Sections 8.3(a)(i), (ii), (iii), (iv), (v), (vi) or (vii) occurs, NQL shall hold such amount in trust for the Offeror.

(b) For greater certainty, the obligation of NQL under this Section 8.3 shall survive the termination of this Agreement, regardless of the circumstances thereof.

8.4 Effect of Non-Completion Fee Payment

For greater certainty, the Parties agree that any payment made pursuant to Section 8.3 as a result of the occurrence of any of the events referenced in Section 8.3 is a payment of liquidated damages which are a genuine pre-estimate of the damages that the Offeror will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Offeror agrees that the payment made pursuant to Section 8.3 is the sole monetary remedy of the Offeror in respect of any breach of this Agreement by NQL; provided, however, that any payment made pursuant to Section 8.3 hereof shall be without prejudice to the rights and remedies available to the Offeror in respect of any Claim based on the fraud or wilful misconduct of NQL or NQL Representatives.

8.5 Access to Information

Subject to the Confidentiality Agreement and Laws, upon reasonable notice, NQL shall afford the Offeror's officers, employees, counsel, accountants and other authorized representatives and advisors (the "**Offeror Representatives**") reasonable access from the date hereof and until the earlier of the Expiry Time or the termination of this Agreement to its properties, books, Contracts and records as well as to its management personnel to, among other things, enable the Offeror to efficiently integrate the business and affairs of NQL with the Offeror and during such period, NQL shall (and shall cause its subsidiaries to) promptly provide the Offeror with all information concerning NQL's businesses, properties and personnel as the Offeror or the Offeror Representatives may reasonably request. Nothing in the foregoing shall require NQL to disclose information subject to a confidentiality agreement with a third party where such disclosure would be in violation of the terms of that agreement.

8.6 Structure of Transaction

NQL agrees that, upon request by the Offeror, NQL shall:

(a) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each, a "**Pre-Acquisition Reorganization**"); and

(b) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken,

provided that, in the opinion of NQL or its counsel, acting reasonably, the Pre-Acquisition Reorganizations are not materially prejudicial to NQL taking into account the indemnity hereinafter provided, nor will they be prejudicial materially to NQL in the event the Offer is not completed taking into account the indemnity hereinafter provided. The Offeror shall provide written notice to NQL of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and NQL shall work co-

operatively and use reasonable commercial efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization. The Offeror agrees to indemnify NQL for all costs reasonably incurred by it in complying with this Section 8.6 or reasonably incurred by it in unwinding such Pre-Acquisition Reorganization if the Offeror does not take up and pay for Shares pursuant to the Offer.

8.7 Shareholder Claims

NQL shall not settle or compromise any Claim brought by any present, former or purported holder of any securities of NQL in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of the Offeror, which shall not be unreasonably withheld or delayed. NQL shall provide immediate notice to the Offeror of any such Claim or any other Claim which may have the effect of frustrating or impeding the transactions contemplated hereby.

8.8 Other Information

NQL shall promptly notify Offeror in writing of: (a) any Material Adverse Change or any Material Adverse Effect; or (b) any change in any representation or warranty set forth herein which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect or misleading or untrue in any respect if qualified by Material Adverse Effect. NQL shall in good faith discuss with Offeror any change in circumstances (actual, anticipated, contemplated or, to the knowledge of NQL, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Offeror pursuant to this Section 8.8.

8.9 Documents filed with Securities Commission

NQL will deliver to Offeror as soon as they become available true and complete copies of any report or statement filed by it with any securities commission subsequent to the date hereof.

ARTICLE 9
COVENANTS OF THE OFFEROR

9.1 Certificate of the Offeror

Not more than seven hours before the Expiry Time, the Offeror shall provide to NQL a true and correct certificate of the Offeror, signed by two senior officers of the Offeror, not in their personal capacities, confirming, after due and careful inquiry, that:

(a) the representations and warranties of the Offeror in this Agreement are true and correct in all material respects as at the Expiry Time with the same force and effect as if made at such time and regardless of any reference to another time in the representations and warranties; and

(b) all of the covenants and obligations of the Offeror under the Agreement have been performed or complied with in all material respects.

9.2 Other Covenants of the Offeror

The Offeror covenants and agrees that, except as contemplated in this Agreement, until the Expiry Time or the day upon which this Agreement is terminated, whichever is earlier, it shall use all reasonable commercial efforts to:

(a) satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule "A" to this Agreement, to the extent the same is within its control; and

(b) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer, in accordance with the terms thereof, including using its reasonable commercial efforts to:

(i) obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by it under any applicable Law and to satisfy any condition provided for under this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Offer; and

(iii) co-operate with NQL in connection with the performance by it of its obligations hereunder.

9.3 Officers' and Directors' Insurance; Indemnities

Prior to the Offeror taking up Shares under the Offer, the Offeror shall obtain and pay for an insurance policy on a "trailing" run-off basis on terms and conditions otherwise no less advantageous to the directors and officers of NQL than those contained in the policy in effect on the date hereof for all present and former directors and officers of NQL and its subsidiaries covering claims made prior to or within six years after the Effective Time. The Offeror shall, and shall cause NQL or any successor to NQL to, indemnify the directors and officers of NQL and its subsidiaries to the fullest extent to which the Offeror, NQL and its subsidiaries, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity.

9.4 Employment Agreements

The Offeror covenants and agrees, to and after the Effective Time, that it will cause NQL and any successor to NQL, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of NQL, all of which have been made available to the Offeror.

9.5 Fiduciary Obligations

It is acknowledged that the Supporting Shareholders have entered into the Lock-up Agreements in their capacity as Shareholders and that having done so does not derogate from the discharging

of their duties as directors and/or officers of NQL or its subsidiaries. It is further acknowledged that nothing contained herein or in the Lock-up Agreements shall prevent any director or officer of NQL or its subsidiaries from discharging his legal or fiduciary obligations as a director or officer, subject to compliance with this Agreement.

9.6 Third Party Beneficiaries

The provisions of Sections 9.3, 9.4 and 9.5 are (i) intended for the benefit of the employees of NQL and its subsidiaries and all present and former directors and officers of NQL and its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and NQL shall hold the rights and benefits of Sections 9.3, 9.4 and 9.5 in trust for and on behalf of the Third Party Beneficiaries and NQL hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

ARTICLE 10
MUTUAL COVENANTS

10.1 Other Filings

The Offeror and NQL shall, as promptly as practicable hereafter, prepare and file any filings required under the Competition Act, the Investment Canada Act, any securities Law, the rules of the TSX or any Law relating to the transactions contemplated in this Agreement.

10.2 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable Law as advised by counsel in writing, each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to co-operate with each other in connection with the foregoing, including using commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts (including, without limitation, the agreement of any Persons as may be required pursuant to any agreement, arrangement or understanding relating to NQL's operations), (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign Law or Regulations, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities, and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements,

leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

10.3 Compliance with Applicable Privacy Laws

(a) For purposes of this Section 10.3, the following terms shall have the meanings ascribed thereto:

"**applicable laws**" means in relation to any person, transaction or event, all applicable provision of law, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

"**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including without limitation to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law (including the *Personal Information Protection Act* (Alberta);

"**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including without limitation any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

"**Personal Information**" means information about an identifiable individual transferred to Offeror (or its affiliates or advisors) by NQL (or its advisors) or any subsidiary of NQL in respect of the Offer and the transactions contemplated by this Agreement.

(b) Each of the Offeror and NQL acknowledges and confirms that it has complied at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information.

(c) The parties hereto further acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with the Offer or this Agreement (the "Disclosed Personal Information").

(d) Prior to the Effective Time, neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Offer.

(e) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Offer and the transaction contemplated by this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the Business of NQL, the completion of the Offer or the transactions contemplated by this Agreement.

(f) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(g) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to have access to such information in order to complete the Offer or the transactions contemplated by this Agreement.

(h) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, request for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(i) In the event of the successful completion of the Offer and the transactions contemplated by this Agreement, each Party undertakes to use or disclose the Disclosed Personal Information only for those purposes for which the information was initially collected from or in respect of the individuals.

(j) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, each Party shall forthwith cease all use of the Personal Information acquired by the other Party in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(k) Nothing in this Agreement is to be construed so as to restrict either Party from obtaining consent of an individual to the collection, use or disclosure of their Personal Information for purposes beyond those for which the Party obtained the Personal Information under this Agreement.

10.4 Representations and Warranties

Each Party covenants and agrees that it shall not take any action, or fail to take any action, that would result in any representation and warranty set out herein being untrue in any material respect at any time while the Offer is outstanding.

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1 Termination

This Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Time by mutual written consent of the Offeror and NQL;

(b) by the Offeror at any time:

(i) after the Latest Mailing Date if any condition to making the Offer is not satisfied or waived by such date;

(ii) if NQL is in default of any covenant or obligation under this Agreement the result of which has or is reasonably likely to have a Material Adverse Effect or a material adverse effect on the success of the Offer and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default (which notice shall be provided by NQL as soon as practicable) and the Expiry Time; or

(iii) if any representation or warranty of NQL:

(A) that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B) that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had, or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); or

(C) as to NQL's share capital on an undiluted and fully-diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Shares under the terms of Options),

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by NQL as soon as practicable) and the Expiry Time;

(c) by NQL at any time:

(i) if the Offeror is in default of any covenant or obligation under this Agreement to be performed by it; or

(ii) if any representation or warranty of the Offeror under this Agreement is untrue or incorrect,

and the defaults under clause (i) or failure of such representation or warranty to be true and correct under clause (ii) is reasonably likely to prevent or have a material adverse effect on the success of the Offer, and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by the Offeror as soon as practicable) and the Expiry Time;

(d) by the Offeror or NQL if the Effective Time has not occurred by February 28, 2007, unless, in the case of termination by NQL, the failure of the Offeror to take up and pay for the Shares arises as a result of a default by NQL of any covenant or obligation of NQL under this Agreement as described in clause 11.1(b)(ii) or as a result of any representation or warranty of NQL in this Agreement being untrue or incorrect as described in clause 11.1(b)(iii);

(e) by NQL if the Offeror does not mail the Offer by the Latest Mailing Date (other than because any of the conditions to the making of the Offer not being satisfied or waived);

(f) by the Offeror or NQL if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition, unless the failure of such condition shall be due to the failure of the Offeror to perform the obligations required to be performed by it thereunder;

(g) by either the Offeror or NQL if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by NQL, NQL must have first paid the Non-Completion Fee);

(h) by the Offeror if there shall have occurred any Material Adverse Effect;

(i) by either the Offeror or NQL if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 11.1(i) shall have used all commercially reasonable efforts to oppose or remove such order, decree, ruling or injunction; or

(j) by NQL if:

(i) the Board of Directors has received a Superior Proposal;

(ii) NQL has notified the Offeror in writing of the existence of a Superior Proposal in accordance with this Agreement;

(iii) following receipt by the Offeror of the notice referred to in Section 8.2(c) and a copy of the Superior Proposal, a period of at least five Business Days has elapsed;

(iv) taking into account any revised proposal made by the Offeror pursuant to Section 8.2(c), such Superior Proposal remains a Superior Proposal;

(v) NQL has paid the Non-Completion Fee payable pursuant to Section 8.3 to the Offeror or its designee; and

(vi) NQL has otherwise complied with Section 8.2.

For greater certainty, each paragraph and subparagraph of this Section 11.1 is independent of and in addition to each other paragraph and subparagraph of this Section 11.1, and may be asserted irrespective of whether any other such section or subsection may be asserted in connection with any particular event occurrence or state of facts or otherwise.

11.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith have no further force or effect and there shall be no liability or further obligation on the part of the Offeror or NQL hereunder except with respect to the obligations set forth in Section 8.3.

11.3 Waiver

At any time prior to the Effective Time, any of the Parties may:

(a) extend the time for the performance of any of the obligations or other acts of the other Party; or

(b) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations,

in each case only to the extent such obligations, agreements or conditions are intended for its benefit.

11.4 Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties hereto.

ARTICLE 12
GENERAL

12.1 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (referred to in this Section as a **"Notice"**) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile:

(a) If to the Offeror at:

Dreco Energy Services Ltd.
c/o National Oilwell Varco
10000 Richmond Ave.
Houston, TX 77042
U.S.A.

Attention: General Counsel
Fax: (713) 346-7995

with copies to the attention of the Chief Financial Officer at the above address and to:

Fraser Milner Casgrain LLP
Suite 3000, 237 - 4th Avenue S.W.
Calgary, Alberta T2P 4X7

Attention: Dale Skinner
Fax: (403) 268-3100

(b) If to NQL at:

NQL Energy Services Inc.
1507 - 4th Street
Nisku, AB T9E 7M9

Attention: Kevin Nugent
Fax: (780) 955-3309

with a copy to:

Blake, Cassels & Graydon LLP
Suite 350, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Pat Finnerty
Fax: (403) 260-9700

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time in the place of delivery or receipt, or if such day is not a Business Day, then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address or fax number by giving Notice to the other Parties in accordance with the provisions of this Section.

12.2 Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by operation of law, amalgamation or otherwise by any Party without the prior written consent of the other Party, except that the Offeror may assign, without being required to obtain NQL's consent, all or part of its rights or obligations hereunder to one or more of its direct or indirect wholly-owned subsidiaries, but the Offeror shall continue to be liable to NQL for any default by such entities in the performance of any of the Offeror's obligations hereunder. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. No third party shall have any rights hereunder unless expressly stated to the contrary.

12.3 Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transaction contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

12.4 Expenses

Subject to Section 8.3, the Parties agree that all costs and expenses of the Parties relating to the Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

12.5 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF the Parties hereto have executed this Pre-Acquisition Agreement of the date first written above.

DRECO ENERGY SERVICES LTD.

By: *"Dwight W. Rettig"*
Name: Dwight W. Rettig
Title: Secretary

NQL ENERGY SERVICES INC.

By: *"Kevin L. Nugent"*
Name: Kevin L. Nugent
Title: President and Chief Executive Officer

SCHEDULE "A"
CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement, the Offeror shall have the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the Shares on a fully-diluted basis (the "**Minimum Tender Condition**") other than those Shares held by the Offeror or its affiliates or by Persons whose Shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction;

(b) all requisite Regulatory Approvals, including those of any stock exchanges, or other Canadian Securities Regulatory Authorities, as well as the Competition Act Approval and those under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, shall have been obtained on terms satisfactory to the Offeror in its sole discretion, acting reasonably and all applicable statutory waiting periods shall have expired or earlier terminated;

(c) the Offeror shall have determined in its discretion, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority or any other Person, in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, whether or not having the force of Law, in either case:

(i) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares or on the ability of the Offeror to complete a Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii) which would reasonably be expected to have a Material Adverse Effect or materially interfere with the Offeror's ability to effect a Compulsory Acquisition or Subsequent Acquisition Transaction; or

(iii) which would reasonably be expected to materially interfere with the Offeror's ability to proceed with the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction) and/or take up and pay for any Shares deposited under the Offer;

(d) the Offeror shall have determined in its discretion, acting reasonably, that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall not exist or have occurred, in the judgment of the Offeror, acting reasonably, a Material Adverse Change;

(f) the Offeror shall have determined that neither NQL nor any of its subsidiaries, affiliates or associates has taken any action, proposed to take any action or disclosed any previously undisclosed action taken by them, and no other party shall have taken any action that could reasonably be expected to have a Material Adverse Effect or that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(g) the Offeror shall not have become aware of any untrue statement of a material fact, or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of NQL with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or in the United States, including, without limitation, any annual information form, financial statements, material change report or management proxy circular or in any document so filed or released by NQL to the public;

(h) there shall not have occurred any actual or threatened change to any tax, duty, custom or fiscal laws, regulations, administrative policies, rulings or proposals of any country or jurisdiction in which NQL or a Material Subsidiary operates (including, without limitation, to the *Income Tax Act* (Canada) (the "**Tax Act**") or the regulations thereunder (including without limitation any proposal by the Minister of Finance (Canada) to amend the Tax Act or the regulations thereunder) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder) that, in the sole judgement of Offeror acting reasonably, directly or indirectly, has or is reasonably likely to have a Material Adverse Effect or have a material adverse effect with respect to completing any Compulsory Acquisition or Subsequent Acquisition Transaction or with respect to the ability of Offeror to combine or to operate the combined businesses of NQL and the downhole tool business of the Offeror;

(i) at the Expiry Time:

(i) all representations and warranties of NQL in the Agreement:

(A) that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(B) that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in

all respects except for changes thereto resulting from the issuance of Shares under the terms of the Options) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect; and

(ii) NQL shall have observed and performed its covenants in the Agreement in all material respects to the extent that such covenants were to have been observed or performed by NQL at or prior to the Expiry Time; and

(iii) the Offeror shall have received a certificate of two senior officers of NQL, not in their personal capacity, confirming the foregoing;

(j) the Agreement shall not have been terminated in accordance with its terms;

(k) the Lock-up Agreements shall have been complied with and shall not have been terminated and shall be in full force and effect provided that this condition may not be asserted by the Offeror if sufficient Shares are validly deposited and not withdrawn to permit the Offeror to complete a Compulsory Acquisition; and

(l) all outstanding options or warrants or any other rights or entitlements (including the Options) granted to purchase or otherwise acquire authorized and unissued Shares shall have been exercised in full, converted or repurchased as permitted by the Agreement or irrevocably released, surrendered, waived or terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror or any of its Affiliates). The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. For greater certainty, each of the conditions set out in this Schedule "A" is independent of and in addition to each other condition set out in this Schedule "A" and may be asserted irrespective of whether any other condition may be asserted in connection with any particular event, occurrence or state of facts or otherwise.

SCHEDULE "B"
FORM OF PRESS RELEASE

NATIONAL OILWELL VARCO, INC. TO MAKE BID TO ACQUIRE NQL ENERGY SERVICES INC.

CALGARY, October 23, 2006 /CNW/ - NQL Energy Services Inc. ("NQL") (TSX: NQL) and National Oilwell Varco, Inc. ("NOV") (NYSE: NOV) are pleased to announce that NQL and a Canadian subsidiary of NOV have entered into a pre-acquisition agreement pursuant to which a Canadian subsidiary of NOV has agreed to make an offer to acquire all of the issued and outstanding common shares of NQL for cash consideration of C$7.60 per share by way of a take-over bid. NQL has approximately 45.5 million common shares outstanding (on a fully diluted basis), representing a total transaction value of approximately C$345 million.

The offer represents a 26 percent premium over the closing price of NQL's common shares on the Toronto Stock Exchange on October 20, 2006 and a 37 percent premium to the volume weighted average trading price of NQL's common shares on the Toronto Stock Exchange for the 10 previous trading days ending October 20, 2006.

Mr. Kevin Nugent, President and Chief Executive Officer of NQL, commented, "NQL's Board of Directors has determined that the cash offer of C$7.60 per share represents fair value for the company's shareholders. The offer is a strong premium to recent share trading values."

Mr. Pete Miller, NOV's Chairman, President and CEO, said "NQL brings great people, tools, technologies, and markets to our organization, and we are enthusiastic about what we can do together. We expect to enhance further NQL's already high service and support levels by providing it opportunities to grow through NOV's extensive international infrastructure." Miller added that NOV expects to combine NQL's business with its own leading downhole tools business in order to improve efficiency, enhance its growth prospects and achieve synergies of approximately C$10 million per year. NOV believes the acquisition will be accretive to its 2007 earnings.

Peters & Co. Limited is acting as financial advisor to NQL with respect to the transaction and has advised the Board of Directors of NQL that the consideration to be received under the offer is fair, from a financial point of view, to NQL shareholders.

The Board of Directors of NQL has agreed to unanimously recommend the offer and has concluded that the transaction is in the best interests of NQL and the NQL shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all NQL shareholders tender their common shares to the NOV offer.

The pre-acquisition agreement provides that NQL will pay NOV a non-completion fee in certain circumstances if the transaction is not completed. NQL has agreed not to solicit further offers or initiate discussions or negotiations with any third party concerning the sale of NQL, subject to its ongoing fiduciary obligations and responsibilities.

In connection with NOV's offer, certain major shareholders and all of the directors and senior officers of NQL have entered into lock-up agreements with NOV pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing, in the aggregate, approximately 16.6 million common shares and approximately 1.7 million common shares issuable on the exercise of options, or approximately 40 percent of the issued and outstanding common shares of NQL calculated on a fully diluted basis.

The offer is subject to regulatory approvals and other customary closing conditions. Full details of the offer will be included in a formal take-over bid circular and related documents, which are expected to be mailed to NQL's shareholders not later than November 1, 2006. The offer, unless extended, will expire approximately 35 days from commencement of the offer.

NQL is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis.

NOV is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

NQL shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. Those materials will be mailed to NQL shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Disclosure Regarding Forward-Looking Statements

Certain information contained in this press release, including information and statements which may contain words such as "could", "plans", "should", "anticipates", " expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to the anticipated closing of the transaction described in this press release. Consequently, all of the forward-looking information contained in this press release is qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

Statements made in this press release that are forward-looking in nature are intended to be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to documents filed by NOV with the Securities and Exchange Commission, including the Annual Report on Form 10-K, which

identify significant risk factors which could cause actual results to differ from those contained in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

NQL Energy Services Inc.
Kevin L. Nugent
President and CEO
(403) 266-3700

National Oilwell Varco, Inc.
Clay C. Williams
CFO
(713) 346-7606

SCHEDULE "C"
<u>REPRESENTATIONS AND WARRANTIES OF THE OFFEROR</u>

1. Organization and Qualification

The Offeror is a corporation duly formed and organized and validly existing under the Laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted.

2. Authority Relative to this Agreement

The Offeror has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Offeror of the transactions contemplated hereby have been duly authorized by the board of directors of the Offeror and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement and the transactions and documentation (including the Offer) contemplated hereby. This Agreement has been duly executed and delivered by the Offeror and constitutes the legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3. No Violations

(a) None of the execution and delivery of this Agreement by the Offeror, the consummation of the transactions contemplated hereby or compliance by the Offeror with any of the provisions hereof will (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Offeror or any of its subsidiaries under, any of the terms, conditions or provisions of (y) its constating documents or (z) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which the Offeror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Offeror or any of its subsidiaries is bound; (ii) violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Offeror or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the ability of the Offeror to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated hereby.

(b) Other than in connection with or in compliance with the provisions of securities Laws, the rules of the TSX, the Competition Act, and the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, (i) there is no legal impediment to the Offeror's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Offeror in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of the Offeror to consummate the transactions contemplated hereby.

4. Financial Capacity

The Offeror has currently available to it and will have at the Effective Time financial resources sufficient to fund the consideration payable by it to the Shareholders pursuant to the Offer. The internal, unaudited financial statements of the Offeror made available by Offeror for review by NQL show that the Offeror has the financial resources sufficient to fund the consideration payable by it pursuant to the Offer. The Offeror will not take any actions or engage in any transactions, in either case outside of the ordinary course of business, which would impair its capability from a financial point of view to fund the consideration payable by it pursuant to the Offer.

SCHEDULE "D"
REPRESENTATIONS AND WARRANTIES OF NQL

1. Organization and Qualification

Each of NQL and the Material Subsidiaries is a corporation duly incorporated and organized and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of NQL and the Material Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect. Except as disclosed in the Disclosure Letter, NQL beneficially owns, directly or indirectly, all of the issued and outstanding securities of its subsidiaries. All of the outstanding shares or other equity interests in the capital of the subsidiaries of NQL are validly issued, fully-paid and non-assessable and all such shares or other equity interests are owned with good and marketable title free and clear of all Encumbrances other than pursuant to the HSBC Bank Canada credit facility dated March 13, 2006. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the subsidiaries of NQL to issue, sell or acquire any of its securities or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests in the subsidiaries of NQL. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the subsidiaries of NQL.

2. Authority Relative to this Agreement

NQL has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors, and no other corporate proceedings on the part of NQL are necessary to authorize this Agreement (except for obtaining any applicable shareholder approval in respect of any Subsequent Acquisition Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by NQL and constitutes the legal, valid and binding obligation of NQL enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3. No Violations

(a) Except as set out in the Disclosure Letter, none of the execution and delivery of this Agreement by NQL, the consummation of the transactions contemplated hereby or the compliance by NQL with any of the provisions hereof will (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of NQL or the Material

Subsidiaries under, any of the terms, conditions or provisions of (x) the certificate and articles of incorporation and by-laws of NQL, as amended; or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which NQL or any of the Material Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which NQL or any of the Material Subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 3(b) of this Schedule "D", violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to NQL or any of the Material Subsidiaries (except, in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect or have a material adverse effect on the ability of NQL to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a Material Adverse Effect or have a material adverse effect on the ability of NQL to consummate the transactions contemplated hereby.

(b) Other than in connection with or in compliance with the provisions of securities Laws, and the rules of the TSX, the Competition Act and the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, (i) there is no legal impediment to NQL's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any Canadian or United States public body or authority is necessary by NQL in connection with the making or the consummation by the Offeror of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect or materially affect the ability of NQL to consummate the transactions contemplated hereby.

(c) Except as set forth in the Disclosure Letter, there is no non-competition, area of mutual interest, right of first refusal, right of first offer, change of control, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which NQL or the Material Subsidiaries, or, to the knowledge of NQL, any director, officer, employee or consultant or any Affiliate of such Person is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of NQL or the Material Subsidiaries (i) in a particular manner or to a particular locality or geographic region; or (ii) for a limited period of time.

(d) The execution, delivery and performance of this Agreement does not and will not result in the restriction of either NQL or any of the Material Subsidiaries from engaging in their respective businesses or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on their respective businesses or trigger or cause to arise any rights of any Person

under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by NQL and the Material Subsidiaries.

4. Capitalization

As of the date hereof, the authorized share capital of NQL consists of an unlimited number of Class A Voting Common Shares and an unlimited number of Class B non-voting common shares. As of the date hereof, only 43,150,162 Class A Voting Common Shares are issued and outstanding and no Class B non-voting shares are issued and outstanding. As of the date hereof, 2,380,500 Shares are issuable pursuant to the exercise of outstanding Options 2,317,000 of which are exercisable at a price less than the Offer Price. Except as set forth in the immediately preceding sentence, there are no options, puts, calls, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by NQL of any shares of NQL (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of NQL (including Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of NQL. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Shares issuable upon exercise of outstanding Options will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

5. No Material Adverse Effect

Except as set forth in the unaudited consolidated financial statements of NQL for the six months ended June 30, 2006, since December 31, 2005, there has not been any Material Adverse Effect.

6. Information

All material data and information provided by NQL to the Offeror and its agents and representatives is complete and true and correct in all material respects and does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

7. No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the consolidated financial statements of NQL as at and for the six month period ended June 30, 2006; and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; (iii) publicly disclosed prior to the date hereof; or (iv) set forth in the Disclosure Letter, NQL and the Material Subsidiaries have not incurred any material Liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of NQL as of the date hereof.

8. Impairment

Neither the making nor the completion of the Offer will result in a Material Adverse Effect in respect of NQL.

9. Employee Obligations

There are no Employee Obligations other than those existing as of the date hereof and such Employee Obligations are disclosed in the Disclosure Letter.

10. Brokerage Fees

NQL has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Peters & Co. Limited has been retained as NQL's financial advisors in connection with certain matters including the transactions contemplated hereby. NQL has delivered to the Offeror a true and complete copy of its agreement with Peters & Co. Limited, and NQL hereby agrees not to amend such agreement without the Offeror's consent. There are no fees payable to such advisors other than those disclosed in such agreements.

11. Conduct of Business

Since December 31, 2005, and except as disclosed in the public documents of NQL filed pursuant to securities Laws, set forth in the Disclosure Letter or contemplated herein, NQL and the Material Subsidiaries have conducted and are conducting their businesses substantially in accordance with good oilfield, manufacturing and environmental practices and in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing, Regulatory Approvals and environmental legislation, regulations or by-laws or other requirements of any Governmental Authorities applicable to NQL or any of the Material Subsidiaries in each jurisdiction in which they carry on business and hold all licences, Regulatory Approvals, registrations and qualifications material to their business and assets in all jurisdictions in which they carry on business which are necessary or desirable to carry on the business of NQL and the Material Subsidiaries, as now conducted, and none of such licences, registrations or qualifications or other Regulatory Approval contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect.

12. Reports

(a) NQL has filed on SEDAR or has previously delivered to the Offeror true and complete copies of (i) NQL's Management Proxy Circular dated March 23, 2006 relating to its annual meeting of its shareholders and its 2005 Annual Report to shareholders; (ii) all prospectuses or other offering documents used by NQL in the offering of its securities or filed with Canadian Securities Regulatory Authorities since December 31, 2004; (iii) the audited consolidated financial statements of NQL dated December 31, 2005 and the interim unaudited consolidated financial statements of NQL dated June 30, 2006; (iv) NQL's Annual Information Form for the year ended December 31, 2005 filed on SEDAR on March 30, 2006; and (v) all material change reports and press releases of NQL since December 31, 2005 (collectively, "**NQL Public Documents**"). As of their respective dates, such documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a

material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of Law including securities Laws. The audited consolidated financial statements of NQL publicly issued by NQL including the audited consolidated financial statements of NQL as at and for the year ended December 31, 2005 and the unaudited interim consolidated financial statements of NQL as at and for the six months ended June 30, 2006, were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of NQL's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of NQL as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) NQL will during the term of this Agreement deliver to the Offeror as soon as they become available true and complete copies of any report or statement filed by it with the Canadian Securities Regulatory Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Offeror, as to which NQL makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) will comply in all material respects with all applicable requirements of Law including securities Laws. The financial statements of NQL issued by NQL or to be included in such reports and statements (excluding any information therein provided by the Offeror, as to which NQL makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of NQL's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of NQL as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

13. U.S. Securities Law Matters

NQL (i) is a "foreign private issuer" as defined in Rule 3b-4 under the United States *Securities Exchange Act of 1934* (the **"Exchange Act")**, as amended, (ii) does not have actual knowledge that U.S. holders of NQL Shares hold 40% or more of the NQL Shares as calculated under Note 1 to paragraph (d) of Rule l4d-l(b) of the Exchange Act, and (iii) is exempt from registration under the Exchange Act pursuant to an exemption under Exchange Act Rule l2g3-2(b).

14. Material Subsidiaries

All of the securities of each Material Subsidiary owned by NQL are owned directly or indirectly with valid and marketable title thereto, free and clear of any and all Encumbrances, other than Encumbrances held by HSBC Bank Canada. No person has any right, whether contractual or otherwise, to acquire any shares of any Material Subsidiary or to acquire any of the unissued shares or other securities of any Material Subsidiary. All outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. There are no outstanding stock options, stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of any Material Subsidiary. Except for the Material Subsidiaries and NQL Finance LLC, 1265890 Alberta Ltd., MJS Inspection Services Ltd. and NQL (Illinois) Inc., NQL does not own any interest in any person, corporation, partnership, joint venture or other entity in Canada or the United States nor does it have any right or obligation to acquire any such interest.

15. Books and Records

The corporate records and minute books of NQL and the Material Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

16. Litigation, etc.

Except as has been disclosed in the Disclosure Letter, there is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of NQL, threatened against or relating to NQL or the Material Subsidiaries or affecting any of their properties or assets before any court or Governmental Authority or body that, if adversely determined, is likely to have a Material Adverse Effect on NQL or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer nor is NQL aware of any basis for any such claim, action, proceeding or investigation. Neither NQL nor the Material Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on NQL or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

17. Environmental

Except as set forth in the Disclosure Letter:

(a) neither NQL nor any of the Material Subsidiaries is in material violation of any applicable federal, provincial, municipal or local Laws, regulations, orders, government decrees, ordinances or regulatory approvals with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(b) each of NQL and the Material Subsidiaries has operated its respective business at all times and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all contaminants in material compliance with Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes within the ownership, possession or control of NQL or any Material Subsidiary, other than those which have been or are in the process of being rectified, on any of the real property owned or leased by NQL or any Material Subsidiary or on any other real property;

(d) there have been no material releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes, within the ownership, possession or control of NQL or any of the Material Subsidiaries, into the earth, air or into any body of water or any municipal or other sewer or drain water systems by NQL or any Material Subsidiary;

(e) no material orders, directions or notices have been threatened or have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of NQL or any Material Subsidiary other than abandonment and reclamation orders, directions or notices issued in connection with the normal course of business;

(f) no event, matter, occurrence or circumstance with respect to environmental matters exists which could reasonably be expected to interfere with NQL or any Material Subsidiary obtaining any required Regulatory Approvals in respect of its projects or that could have a Material Adverse Effect; and

(g) each of NQL and the Material Subsidiaries holds all material licences, permits and regulatory approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its assets and all such licences, permits and regulatory approvals are in full force and effect.

18. Notice of Environmental Policies or Laws

Neither NQL nor any Material Subsidiary has received notice of any proposed Environmental Laws or policies which NQL reasonably believes would have a Material Adverse Effect on any operations of NQL and its subsidiaries taken as a whole, other than those that apply to the industry generally.

19. Insurance

Except as described in the Disclosure Letter, policies of insurance in force as of the date hereof naming NQL, the Material Subsidiaries and their respective directors and officers as insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of NQL as would be customary in respect of the businesses carried on by NQL or the Material Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

20. Tax Matters

(a) **Returns Filed and Taxes Paid.** All Tax Returns required to be filed by or on behalf of NQL or any Material Subsidiary have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on NQL's financial statements, and no other Taxes are payable by NQL or any Material Subsidiary with respect to items or periods covered by such Tax Returns.

(b) **Tax Reserves.** For the year ended December 31, 2005, NQL and the Material Subsidiaries have paid all applicable Taxes or NQL has provided adequate accruals in its audited financial statements for the year ended December 31, 2005 for all such unpaid Taxes. The audited financial statements for the year ended December 31, 2005 disclose all future income taxes in conformity with GAAP.

(c) **Tax Returns Furnished.** For all periods ending on and after December 31, 2003, the Offeror has been furnished by NQL with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, or agreements relating to Taxes, and (ii) all separate federal, provincial, state, local or foreign income or franchise Tax Returns for NQL and the Material Subsidiaries.

(d) **Tax Deficiencies, Audits, Statutes of Limitations.** Except as set forth in the Disclosure Letter, no material deficiencies exist or have been asserted with respect to Taxes of NQL or the Material Subsidiaries. Neither NQL nor the Material Subsidiaries is party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against NQL or the Material Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of NQL or the Material Subsidiaries.

21. Compliance with Law

NQL and the Material Subsidiaries have complied with and are in compliance with all Laws and regulations applicable to the operation of their business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect or materially affect the ability of NQL or the Offeror to consummate the transactions contemplated hereby.

22. Restrictions on Business Activities

Except as set forth in the Disclosure Letter there is no agreement, judgement, injunction, order, decree, understanding or other restriction with any Person binding upon NQL or any of the Material Subsidiaries which has or could have the effect of materially restricting, prohibiting or impairing:

(a) any current or currently proposed business practice of NQL or the Material Subsidiaries;

(b) NQL or the Material Subsidiaries from carrying on their business with any customer or within any geographic region;

(c) any acquisition of property by NQL or the Material Subsidiaries; or

(d) the conduct of business by NQL or the Material Subsidiaries as currently conducted or as currently proposed to be conducted by NQL or the Material Subsidiaries.

23. Employee Benefit Plans

Other than as set forth in the Disclosure Letter, NQL:

(a) has no retirement savings plans (either registered or unregistered) or other employee benefit plans, and has not made any promises with respect to increased benefits under such plans;

(b) has provided adequate accruals in its audited financial statements for the year ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of NQL and its Material Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on NQL and its Material Subsidiaries as well as for any other payment required to be made by NQL and its Material Subsidiaries in connection with the termination of employment or retirement of any employee of NQL and its Material Subsidiaries in respect of the fiscal period ended December 31, 2005; and

(c) has no stock option plans or arrangements other than the NQL Stock Option Plan and, except as otherwise disclosed herein, is not otherwise a party to any agreement to issue or otherwise provide any Shares or other NQL securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Shares) or to provide any options to acquire Shares or any other NQL securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shares to any person other than pursuant to the NQL Stock Option Plan.

24. Employment Agreements

(a) Except for contracts or arrangements set forth in the Disclosure Letter, neither NQL nor any of the Material Subsidiaries is party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by Law;

(b) Other than as set forth in the Disclosure Letter, neither NQL nor any of the Material Subsidiaries is party to any change of control, retention, supplemental executive retirement plan (registered or unregistered) or any other agreement pertaining to compensation outside of the ordinary course of business with executives or other employees, including former employees, of NQL or the Material Subsidiaries, nor are any such agreements contemplated, being negotiated or otherwise have been executed as of the date hereof.

25. Reporting Issuer Status

NQL is a "reporting issuer" in compliance in all material respects with all securities Laws of each of British Columbia, Alberta, Manitoba, Ontario, Quebec and Nova Scotia and the rules and policies of the TSX and the Shares are only listed on the TSX.

26. No Shareholder Rights Plan

There is not in effect with respect to NQL, and prior to the Expiry Time NQL will not implement, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Shares or other securities of NQL or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making of the Offer.

27. Inventory

The inventory reflected on the consolidated balance sheets of NQL consists of items of a quality, quantity and condition usable or saleable in the ordinary course of business by NQL or the subsidiaries, is free of any material defects in workmanship, and was manufactured in all material respects in accordance with applicable specifications.

28. Confidentiality Agreements

NQL has not waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by NQL.

29. Internal Controls

NQL maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

(a) transactions are executed in accordance with management's general or specific authorization;

(b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and

(c) access to assets is permitted only in accordance with management's general or specific authorization.

30. Fairness Opinion

NQL has received an opinion from its financial advisor stating that, as of the date thereof, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders, which opinion shall be included in the Directors' Circular.

31. Interested Party Transactions

Except as disclosed in the Disclosure Letter or the NQL Public Documents, neither NQL nor any of the Material Subsidiaries is indebted to or otherwise obligated to, or party to an agreement with:

(a) the Supporting Shareholders or any subsidiary or entity controlled by them; or

(b) any director, officer, employee of, or any Person not dealing at arm's length with, NQL, including without limitation the Supporting Shareholders.

Except as disclosed in the Disclosure Letter or the NQL Public Documents, no director, officer, employee or agent of, or any other Person not dealing at arm's length with NQL or the Material Subsidiaries has any indebtedness, Liability or obligation to NQL or the Material Subsidiaries or is a party to any contract, arrangement or understanding or other transactions required to be disclosed pursuant to applicable Laws.

32. Material Agreements

All agreements, permits, licences, regulatory approvals, plans, certificates and other rights and authorizations material to the conduct of the business of NQL and the Material Subsidiaries are valid and subsisting and neither NQL nor any Material Subsidiary is in default under any such agreements, permits, licences, Regulatory Approvals, plans, certificates and other rights and authorizations other than defaults which will not result in a Material Adverse Effect or will not have a material adverse effect on the success of the Offer. Neither NQL nor any of the Material Subsidiaries is a party to any contract or agreement with any person or entity outside the ordinary course of business which by its terms cannot be terminated at will or on nor more than 30 days prior notice without requiring a payment as a result of termination.

33. Labour and Employee Relations

(a) There exists no collective bargaining agreement or other labour union contract applicable to any employees of NQL or any Material Subsidiaries and no such agreement or contract has been directly or indirectly requested by any employee or group of employees of NQL or any Material Subsidiaries, nor has there been any discussion with respect thereto by management of NQL with any of its or Material Subsidiaries' employees. NQL has not received any written notification of any unfair labour practice charges or complaints pending before any agency having jurisdiction thereof nor is NQL aware of any current union representation claims involving any employees of NQL or Material Subsidiaries and NQL is not aware of any such threatened charges or claims.

(b) NQL is not aware of (i) any union organizing activities or proceedings involving, or any pending petitions for recognition of, a labour union or association as the exclusive bargaining agent for, or where the purpose is to organize, any group or groups of employees of NQL or any of the Material Subsidiaries and (ii) any currently pending proceedings before any applicable Canadian or United States agency wherein any labour organization is seeking representation of any employees of NQL or any Material Subsidiaries.

(c) NQL is not aware of any strikes, work stoppages, work slowdowns or lockouts nor of any threats thereof, by or with respect to any of NQL's or any Material Subsidiaries' employees.

34. Title and Assets

NQL and the Material Subsidiaries have good and marketable title to all of the assets reflected in the consolidated financial statements of NQL, free and clear of any Encumbrances other than those in favour of HSBC Bank Canada or granted in the ordinary course of business. The assets currently owned by NQL and the Material Subsidiaries include materially all of the property, rights and assets that NQL and the Material Subsidiaries have been utilizing to carry on their respective businesses.

REPORT OF TAKE-OVER BID
pursuant to Sections 189.1.1 and 189.1.3 of the Regulation to the *Securities Act* (Quebec)

1. **Name and Address of the Offeree Company:**

   NQL Energy Services Inc. ("**NQL**")
   1507 - 4th Street
   Nisku, Alberta T9E 7M9

2. **Name and Address of the Offeror:**

   Dreco Acquisition Corporation
   2900, 10180 - 101 Street
   Edmonton, Alberta T5J 3V5

3. **Designation of the Securities that are subject to the bid:**

   Class "A" common shares ("**Common Shares**") of NQL.

4. **Date of the bid:**

   October 31, 2006.

5. **Maximum number of securities of the class subject to the bid which are sought by the Offeror:**

   All issued and outstanding Common Shares.

6. **Value, in Canadian dollars, of the consideration offered per security:**

   $7.60 for each Common Share.

7. **Fee payable in respect of the bid, as calculated under section 271.4(1):**

   0.02% of 25% of (total consideration offered in Canada)
   0.02% of 25% of ($338 million) = $16,900

DATED October 31, 2006

Dreco Acquisition Corporation

Per: (signed) Dwight W. Rettig
Dwight W. Rettig
Secretary

2123935_1


Strong
Roots
for Future
Growth

NQL ENERGY SERVICES INC.
THIRD QUARTER REPORT
SEPTEMBER 30, 2006

CORPORATE PROFILE

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

NQL Energy Services Inc., through its subsidiaries ("NQL" or "the Company") offers a number of downhole tools and services to the directional drilling and straight hole drilling markets, including drilling motors, EM-MWD guidance systems, reamers, drilling jars, shock tools and various other complementary products. The Company's directional drilling motors, shock tools and drilling jars are marketed under the Black Max and Prescott trademarks while its straight hole drilling motors and reamers are marketed under the Stabeco trademark. NQL's EM-MWD directional drilling guidance system is marketed under the BlackStar trademark and is used in conventional and underbalanced drilling fluid systems.

The Company also operates over 100,000 square feet of world class manufacturing space in four locations. These facilities manufacture products for internal use and for third party customers and are capable of producing the vast majority of the components utilized in the Company's product lines providing NQL with significant flexibility in meeting the timing requirements and specialized needs of its customers.

The Company's operations in Canada are located in Nisku, Grande Prairie and Calgary, Alberta; and Estevan, Saskatchewan. Operations in the United States are located in Houston and Odessa, Texas; Bakersfield, California; Oklahoma City, Oklahoma; Casper, Wyoming; Vernal, Utah; Lafayette, Louisiana; Parkersburg, West Virginia; Traverse City, Michigan; Baker, Montana; and Denver and Grande Junction, Colorado. Internationally the Company operates in Venezuela, Holland, Bolivia, and The United Arab Emirates.

FORWARD LOOKING INFORMATION

Certain information contained in this interim report (including Management's Discussion and Analysis), including information and statements which may contain words such as "could", "plans", "should", "anticipates", "expect", "believe", "will", and similar expressions and statements relating to matters that are not historical facts are forward-looking information including, but not limited to, information as to: drilling activity levels; oil and gas prices and demand; business strategy; expansion and growth of NQL's business and operations; the closing of the proposed acquisition of NQL by National Oilwell Varco, Inc. ("NOV"); and other such matters. This forward-looking information is based on certain assumptions and analyses made by NQL in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with NQL's expectations and predictions expressed or implied by the forward-looking information is subject to known and unknown risks and uncertainties which could cause actual results to differ materially from NQL's expectations and predictions expressed or implied by the forward-looking information, including: fluctuations in the market for oil and gas related products and services, the success of integrating and realizing the potential of acquisitions, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, fluctuations in the value of the Canadian dollar relative to the US dollar, technological change, the demand for services and products provided by NQL, the various approvals and conditions to the closing of the proposed acquisition of NQL by NOV (such approvals and conditions are fully described in the offer of NOV dated October 31, 2006 and the related Directors Circular of NQL also dated October 31, 2006) and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the Management's Discussion and Analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. Consequently, all of the forward-looking information contained in this interim report (including Management's Discussion and Analysis) are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by NQL, as expressed or implied by the forward-looking information, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on NQL or its business operations. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events. Readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

In this interim report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and their assessment of our performance in 2006 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FINANCIAL SUMMARY

FINANCIAL RESULTS (thousands of Canadian dollars, except share and per share data)	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Revenue	$ 38,665	$ 24,692	$ 108,728	$ 66,616
EBITDA*	$ 15,003	$ 8,972	$ 43,009	$ 22,445
Income from continuing operations	$ 8,088	$ 3,800	$ 22,325	$ 9,530
Per share - basic	$ 0.19	$ 0.09	$ 0.52	$ 0.23
Per share - diluted	$ 0.18	$ 0.09	$ 0.50	$ 0.23
Net income	$ 7,961	$ 3,707	$ 20,801	$ 9,616
Per share - basic	$ 0.18	$ 0.09	$ 0.48	$ 0.23
Per share - diluted	$ 0.18	$ 0.09	$ 0.47	$ 0.23
Weighted average common shares outstanding - basic	43,271,282	42,386,747	43,265,352	42,095,595
Weighted average common shares outstanding - diluted	44,364,708	43,062,223	44,324,434	42,429,830

FINANCIAL POSITION (thousands of Canadian dollars, except share data)	September 30, 2006	December 31, 2005
Working capital	$ 52,671	$ 43,640
Total assets	$ 177,527	$ 145,133
Total debt	$ 6,624	$ 2,857
Shareholders' equity	$ 142,015	$ 124,113
Total common shares outstanding	43,134,162	43,235,662

FINANCIAL STATISTICS	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Gross margin as a percentage of revenue (%)	52	53	53	52
EBITDA* as a percentage of revenue (%)	39	36	40	34

	September 30, 2006	December 31, 2005
Working capital ratio	3.1:1	3.6:1
Debt to equity ratio	0.05:1	0.02:1


$40,000
$30,000
$20,000
$10,000
$0
Q3 2005
Q3 2006
Revenue
(Thousands of Canadian Dollars)


$16,000
$12,000
$8,000
$4,000
$0
Q3 2005
Q3 2006
EBITDA*
(Thousands of Canadian Dollars)


$10,000
$8,000
$6,000
$4,000
$2,000
$0
Q3 2005
Q3 2006
INCOME FROM CONTINUING OPERATIONS
(Thousands of Canadian Dollars)

* EBITDA ("earnings before interest, income taxes, depreciation and amortization" - which the Company defines as gross margin less general and administrative expenses) is not a recognized measure under Canadian generally accepted accounting principles ("GAAP") and therefore is unlikely to be comparable to similar measures presented by other companies. Accordingly, EBITDA is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Management believes that in addition to net income and income from continuing operations, EBITDA is a useful supplemental financial measure of the Company's operating results, which assists investors' understanding of the level of NQL's core earnings and their assessment of the Company's performance in comparision to prior periods. We believe that conventional financial measures of performance prepared in accordance with GAAP do not fully illustrate our core earnings.

INTRODUCTION

NQL continued to produce positive results during the third quarter of 2006 as the impact of high activity levels and two strategic acquisitions continued to drive growth. In particular, gross margins and EBITDA margins improved from the second quarter of 2006 as a result of higher activity levels in Canada coming out of the traditional second quarter spring break-up, and improved margins from the Prescott operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes as at, and for the three and nine months ended September 30, 2006 and 2005, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2005. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is dated November 1, 2006. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.

Revenue

Three months

For the three months ended September 30, 2006, NQL recorded revenue of $38.7 million representing an increase of 57 percent over the $24.7 million recorded in 2005. The improvement in revenue resulted primarily from increased drilling activity by NQL's customers in most of the regions in which the Company operates as well as the impact from two acquisitions completed since September 1, 2005.

The Company's Prescott operations (acquired March 16, 2006) had a strong quarter contributing $7.1 million in revenue in the United States. The US also showed continued growth in the Company's core Black Max downhole motor business as well as in its EM-MWD product line, where increased sales of EM kits contributed to year-over-year improvement. Revenue growth in Canada also resulted from the Company's core Black Max downhole motor business and revenue from the Company's Stabeco product line (acquired September 1, 2005). Internationally, the Company experienced year-over-year revenue growth in Venezuela, the Middle East and Holland due to high activity levels in these regions.

Geographically, revenue was broken down between $8.3 million (2005 - $6.2 million) in Canada, $24.2 million (2005 - $13.5 million) in the United States and $6.2 million (2005 - $5.0 million) from various international locations.

Nine months

Revenue for the nine months ended September 30, 2006 increased 63 percent to $108.7 million from $66.6 million in 2005, resulting from strong activity levels in most of the Company's operating regions and the impact of the Prescott and Stabeco acquisitions. U.S. operations benefited from a significant year-over-year increase in the Company's EM-MWD product line (primarily related to EM kit sales), strong motor revenue from the Black Max downhole motor product line and the impact of the Prescott acquisition. In Canada, the Company experienced increases in revenue on a year-to-date basis due to higher motor sales, increased parts and service revenue from customer owned motors and revenue from the addition of the Stabeco product line. The Company's international operations experienced increased year-to-date revenue primarily due to continued strong activity levels in Venezuela and the Middle East.

Geographically, revenue was broken down as $26.8 million (2005 - $17.0 million) in Canada, $62.1 million (2005 - $35.7 million) in the United States and $19.8 million (2005 - $13.9 million) from various international locations.

Expenses and Margins

Three and nine months

Although the Company experienced significant growth in its revenue, gross margins for the third quarter of 2006 declined to 52 percent compared to 53 percent in the prior year. This is primarily a result of the Prescott acquisition which has lower margins than the previously existing NQL operations, and inflationary pressures on labor and manufacturing costs. On a year-to-date basis, gross margins were 53 percent compared to 52 percent in 2005. The increase primarily relates to price increases implemented during the latter part of 2005, strong margins achieved on the Stabeco product lines due to the operational synergies that NQL was able to extract from the acquisition, and the impact of spreading the Company's fixed costs over a larger revenue base.

General and Administrative

Three and nine months

General and administrative expenses for the third quarter increased from $4.0 million ($12.1 million for nine months) in 2005 to $5.1 million ($14.7 million for nine months) in 2006. The increase primarily resulted from the additional G&A associated with the Stabeco and Prescott acquisitions. General and administrative costs as a percentage of revenue for the third quarter of this year declined to 13 percent (14 percent for nine months) compared to 16 percent (18 percent for nine months) in 2005, which demonstrates the significant operational leverage of the Company during periods of high activity as the Company is able to spread fixed costs over a higher revenue base.

Amortization

Three and nine months

Amortization expense increased for the three months ended September 30, 2006 to $3.5 million ($9.9 million for nine months) from $2.9 million ($7.6 million for nine months) for the same period last year. The majority of the increase relates to the amortization associated with the assets acquired in the Prescott acquisition, which had no corresponding impact on the three and nine months ended September 30, 2005 as this acquisition was completed on March 16, 2006. In addition, the increase also relates to the amortization associated with the assets acquired in the September 1, 2005 acquisition of Stabeco as only one month of amortization is reflected in the prior year's quarterly and year-to-date results.

Interest

Three and nine months

Interest expense for the third quarter of 2006 was $0.1 million ($0.5 million for nine months) compared to $47,000 ($0.3 million for nine months) in the prior year. The increase primarily relates to debt incurred to finance the Prescott acquisition near the end of the first quarter of this year.

Stock-based compensation

Three and nine months

For the three months ended September 30, 2006, the Company recorded compensation expense relating to stock options totaling $0.3 million ($1.0 million for nine months) compared to $0.3 million ($0.6 million for nine months) in the prior year. The increase on a year-to-date basis relates primarily to stock options issued to senior management during the latter part of 2005.

Income taxes

Three and nine months

The effective income tax rate for the three months ended September 30, 2006 was 28.4 percent (30.4 percent year-to-date) compared to 37.2 percent (32.1 percent year-to-date). The reduction primarily relates to the utilization of previously unrecognized capital loss carry forwards to shelter income taxes on profits earned on the sale of rental tools lost in the hole by the Company's customers in the United States and increased profits from certain international operations which attract a low rate of tax.

Net income and income per share

Three and nine months

Income from continuing operations for the three months ended September 30, 2006 increased by over 110 percent to $8.1 million ($0.18/diluted share) compared to $3.8 million ($0.09/diluted share) in 2005. Net income for the three months ended September 30, 2006 was $8.0 million ($0.18/diluted share) compared to $3.7 million ($0.09/diluted share) in 2005.

On a year-to-date basis, income from continuing operations and net income for 2006 were $22.3 million ($0.50/diluted share) and $20.8 million ($0.47/diluted share), respectively. This compares to income from continuing operations and net income of $9.5 million ($0.23/diluted share) and $9.6 million ($0.23/diluted share), respectively in the prior year.

The significant year-over-year increase in quarterly and year-to-date profitability resulted from the impact of the Stabeco and Prescott acquisitions as well as increased drilling activity in most areas where NQL operates, which increases the demand for its products and services.

Business Acquisitions

Prescott

On March 16, 2006, the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $21.3 million cash (including transaction costs of approximately $0.6 million) plus contingent cash consideration equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at September 30, 2006.

Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing design ("oil sealed motors") previously offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. To date, Prescott has operated almost exclusively in the US Gulf Coast region, however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line.

Stabeco

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco") for a total cost of $23.7 million, consisting of share consideration of 1,187,648 common shares of the Company with an accounting value of $5.7 million, cash of $17.8 million (including transaction costs of approximately $1.1 million) and long-term debt assumed of $0.2 million. In addition, the cost of the purchase may increase as the Company may be required to pay additional consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at September 30, 2006.

Stabeco's business involves the design, manufacture, rental and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. Stabeco's primary product is its patent protected square motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding high levels of weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing deviation control and performance drilling technologies. In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers, near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars, round motors and square drill collars.

Discontinued Operations

During the second quarter of 2006, the Company decided to discontinue its operations in Argentina. The operation has performed very poorly over a period of time and management felt that it could more profitably deploy the operating assets in other areas of the Company. Accordingly, the results of operations and cash flows for Argentina have been accounted for on a discontinued basis for the current and prior periods. The loss from discontinued operations for the three and nine months ended September 30, 2006 was $0.1 million and $1.5 million, respectively. Included in this loss were provisions totaling $0.1 million for the third quarter ($0.9 million year-to-date) to record severance obligations and write-down capital assets, inventory and other working capital items. As well, a charge of $0.3 million was included in the year-to-date loss from discontinued operations, which represents the realization of the cumulative translation adjustment balance associated with the Argentine operations.

Subsequent Event

On October 23, 2006, the Company announced that it had entered into a pre-acquisition agreement with a Canadian subsidiary of National Oilwell Varco Inc. ("NOV") pursuant to which a Canadian subsidiary of NOV has agreed to make an offer to acquire all of the issued and outstanding common shares of NQL for cash consideration of $7.60 per share by way of a takeover bid, which represents a total transaction value of approximately $345 million (includes all in-the-money stock options as all stock options will become fully vested upon change in control). The Board of Directors of NQL has agreed to unanimously recommend the offer and has concluded that the transaction is in the best interests of NQL and the NQL shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all NQL shareholders tender their common shares to the NOV offer.

The pre-acquisition agreement provides that NQL will pay NOV a non-completion fee of $11.0 million in certain circumstances if the transaction is not completed. NQL has agreed not to solicit further offers or initiate discussions or negotiations with any third party concerning the sale of NQL, subject to its continuing fiduciary obligations and responsibilities. In connection with NOV's offer, certain major shareholders and all of the directors and senior officers of NQL have entered into lock-up agreements with NOV pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing, in the total, approximately 16.6 million common shares and approximately 1.7 million common shares issuable on the exercise of options, or approximately 40 percent of the issued and outstanding common shares of NQL calculated on a fully diluted basis. The offer is subject to regulatory approvals and other customary closing conditions. Full details of the offer are included in a formal takeover bid circular and related documents, which were mailed to NQL's shareholders on October 31, 2006. The offer, unless extended, will expire on December 6, 2006. No assurance can be given that the offer will be accepted by the Company's shareholders and that the transaction will close.

Changes in and adoption of Accounting Policies

Section 3831 – Non- Monetary Transactions

In June 2005, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006, requires all non-monetary transactions to be measured at fair value unless certain conditions are satisfied.

The Company has determined that the adoption of Section 3831 does not have any effect on its financial position, results of operations or cash flows in the current periods or the prior periods presented.

Implicit Variable Interests under AcG-15

In October 2005, the Emerging Issues Committee of the CICA (the "EIC"), issued Abstract No. 157, implicit Variable Interests ("VIE") under AcG-15 (EIC – 157), to address whether a company has an Implicit Variable Interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 became effective in the first quarter of 2006. The Company has determined that adoption of EIC-157 under AcG-15 does not have any effect on its financial position, results of operations or cash flows in the current periods or the prior periods presented.

Conditional Asset Retirement Obligations

In the second quarter of 2006, the Company adopted EIC Abstract 159, Conditional Asset Retirement Obligations. EIC-159 clarifies that the term "conditional asset retirement obligations", as used in CICA Handbook Section 3110 "Asset Retirement Obligations", and refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.

The Company has determined that adoption of EIC-159 does not have any effect on its financial position, results of operations or cash flows in the current periods or the prior periods presented.

Summary of Quarterly Results

(In thousands of Canadian dollars, except per share figures)(1)	3rd Q 2006	2nd Q 2006	1st Q 2006(1)	4th Q 2005(1)	3rd Q 2005(1)	2nd Q 2005(1)	1st Q 2005(1)	4th Q 2004(1)
REVENUE	$ 38,665	$ 35,419	$ 34,644	$ 30,458	$ 24,692	$ 20,548	$ 21,376	$ 17,227
INCOME FROM CONTINUING OPERATIONS	$ 8,088	$ 6,113	$ 8,124	$ 5,411	$ 3,800	$ 2,541	$ 3,189	$ 939
- PER SHARE – BASIC	$ 0.19	$ 0.14	$ 0.19	$ 0.13	$ 0.09	$ 0.06	$ 0.08	$ 0.02
- PER SHARE – DILUTED	$ 0.18	$ 0.14	$ 0.18	$ 0.12	$ 0.09	$ 0.06	$ 0.08	$ 0.02
NET INCOME	$ 7,961	$ 4,802	$ 8,038	$ 5,304	$ 3,707	$ 2,436	$ 3,473	$ 791
- PER SHARE – BASIC	$ 0.18	$ 0.11	$ 0.19	$ 0.12	$ 0.09	$ 0.06	$ 0.08	$ 0.02
- PER SHARE – DILUTED	$ 0.18	$ 0.11	$ 0.18	$ 0.12	$ 0.09	$ 0.06	$ 0.08	$ 0.02

(1) Note: Figures have been restated to reflect the discontinued operations treatment of the Company's Argentine operations (see "Discontinued Operations" above)

Capital Resources, Liquidity and Share Capital

In March 2006, NQL signed a new loan agreement with its lenders to allow the Company to draw up to $20.8 million of long-term debt and $15.0 million under an operating line of credit. On March 16, 2006, the Company borrowed US$15.0 million under the long-term debt portion of this new agreement to fund the acquisition of Prescott. At September 30, 2006, the balance outstanding under this loan was $3.3 million (US$3.0 million). Since September 30, 2006, the Company has repaid $1.1 million (US$1.0 million) of this debt. At September 30, 2006, the Company had drawn $2.4 million on its operating line of credit.

At September 30, 2006, the Company had total debt outstanding of $6.6 million (includes the $2.4 million drawn on the operating line of credit) compared with $2.9 million at December 31, 2005 with the increase primarily attributable to the loan to finance the Prescott acquisition.

On September 1, 2006, the Company signed a new lease for a facility in Grande Prairie, Alberta, committing the Company to lease payments of $16,000 per month for five years. On October 16, 2006, the Company signed a new lease on its service facility in Lafayette, Louisiana committing the Company to lease payments of US$10,500 per month for five years. Other than changes to long-term debt and the facility leases mentioned above, there have been no material changes to contractual obligations since December 31, 2005.

At September 30, 2006, the Company was committed to capital expenditures totaling approximately $0.5 million related primarily to the addition of manufacturing equipment at its facility in Lafayette, Louisiana.

At September 30, 2006, the Company had positive working capital of $52.7 million compared to $43.6 million at December 31, 2005.

At November 1, 2006, NQL had 43,150,162 Class A common shares outstanding and 2,380,500 stock options outstanding. This compares to 43,235,662 Class A common shares and 2,401,500 stock options outstanding at December 31, 2005. The reduction in common shares outstanding from year-end relates to the repurchase of 145,000 shares in the third quarter through the Company's normal course issuer bid partially offset by stock options exercised year-to-date. Details regarding capital stock and stock options can be found in Note 5 to the interim consolidated financial statements.

Outlook

As a result of record high natural gas storage levels in North America, the Company anticipates a gradual decline in natural gas directed drilling activity in Canada and the United States unless weather or other factors combine to increase natural gas consumption and reduce storage levels to more "normal" levels. At this time, Canadian drilling rig utilization is below comparable 2005 levels and the Company has begun to experience the impact on its Canadian operations in terms of pricing and utilization. In addition, the Company continues to experience significant cost pressures in terms of labor and raw materials.

As a result of these factors, the Company believes that the growth NQL has experienced over the past several quarters will begin to slow. Depending on the severity and duration of the anticipated slow-down in drilling activity, the Company may also experience a decline in quarter-to-quarter results.

NQL ENERGY SERVICES INC. – Consolidated Balance Sheets (unaudited)
(thousands of Canadian dollars)

	September 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,580	$ 1,909
Accounts receivable	36,598	28,162
Income taxes recoverable	3,494	2,322
Inventory	29,517	22,081
Prepaid expenses	1,564	971
Future income taxes	3,673	4,876
	77,426	60,321
Future income taxes	—	571
Capital assets	75,016	73,543
Intangible assets	12,495	6,362
Goodwill	12,590	4,336
	$ 177,527	$ 145,133
LIABILITIES		
CURRENT		
Bank indebtedness	$ 2,373	$ —
Accounts payable and accrued liabilities	17,550	13,901
Income taxes payable	1,230	802
Current portion of long-term debt (Note 4)	3,602	1,978
	24,755	16,681
Long-term debt (Note 4)	649	879
Future income taxes	10,108	3,460
	35,512	21,020
Contingencies and Guarantees (Notes 2 and 7)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 5)	183,990	184,393
Contributed surplus	7,119	6,527
Deficit	(27,398)	(48,199)
Cumulative translation adjustment (Note 6)	(21,696)	(18,608)
	142,015	124,113
	$ 177,527	$ 145,133

NQL ENERGY SERVICES INC.– Consolidated Statements of Operations (unaudited)

(thousands of Canadian dollars, except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
		(restated – Note 3)		(restated – Note 3)
REVENUE	$ 38,665	$ 24,692	$ 108,728	$ 66,616
Direct expenses	18,599	11,710	51,001	32,101
Gross margin	20,066	12,982	57,727	34,515
EXPENSES				
General and administrative	5,063	4,010	14,718	12,070
Amortization	3,480	2,858	9,893	7,635
	8,543	6,868	24,611	19,705
Income from continuing operations before under noted	11,523	6,114	33,116	14,810
Interest expense	(133)	(47)	(475)	(281)
Stock-based compensation (Note 5)	(336)	(266)	(997)	(576)
Other income	157	145	172	179
Foreign exchange gain (loss)	84	106	241	(100)
Income from continuing operations before income taxes	11,295	6,052	32,057	14,032
Income tax (expense) recovery				
Current	(2,664)	664	(4,874)	479
Future	(543)	(2,916)	(4,858)	(4,981)
	(3,207)	(2,252)	(9,732)	(4,502)
Income from continuing operations	8,088	3,800	22,325	9,530
(Loss) income from discontinued operations, net of income taxes (Note 3)	(127)	(93)	(1,524)	86
Net income	$ 7,961	$ 3,707	$ 20,801	$ 9,616
INCOME (LOSS) PER COMMON SHARE (Note 8)				
Income per common share from continuing operations				
Basic	$ 0.19	$ 0.09	$ 0.52	$ 0.23
Diluted	$ 0.18	$ 0.09	$ 0.50	$ 0.23
Loss per common share from discontinued operations				
Basic	$ (0.01)	$ 0.00	$ (0.04)	$ 0.00
Diluted	$ (0.00)	$ 0.00	$ (0.03)	$ 0.00
Net income per common share				
Basic	$ 0.18	$ 0.09	$ 0.48	$ 0.23
Diluted	$ 0.18	$ 0.09	$ 0.47	$ 0.23
Weighted-average common shares outstanding - basic	43,271,282	42,386,747	43,265,352	42,095,595
Weighted-average common shares outstanding - diluted	44,364,708	43,062,223	44,324,434	42,429,830

Consolidated Statements of Deficit (unaudited)

(thousands of Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Deficit, beginning of period	$ (35,359)	$ (57,210)	$ (48,199)	$ (63,119)
Net income for the period	7,961	3,707	20,801	9,616
Deficit, end of period	$ (27,398)	$ (53,503)	$ (27,398)	$ (53,503)

(thousands of Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
		(restated – Note 3)		(restated – Note 3)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
OPERATING ACTIVITIES				
Income from continuing operations	$ 8,088	$ 3,800	$ 22,325	$ 9,530
Items not affecting cash				
Amortization	3,480	2,858	9,893	7,635
Amortization of deferred financing costs	9	—	26	65
Stock-based compensation	336	266	997	576
Future income taxes	543	2,916	4,858	4,981
Gain on sale of capital assets	(1,328)	(392)	(4,412)	(520)
	11,128	9,448	33,687	22,267
Net change in operating working capital items	(11,440)	(475)	(11,680)	(4,802)
Cash (used in) provided by continuing operations	(312)	8,973	22,007	17,465
Cash (used in) provided by discontinued operations	(76)	(90)	(133)	414
Cash (used in) provided by operating activities	(388)	8,883	21,874	17,879
FINANCING ACTIVITIES				
Repurchase of capital stock (Note 5)	(948)	—	(948)	—
Issuance of capital stock (Note 5)	—	6	140	223
Proceeds from long-term debt	21	8,644	17,480	8,730
Repayment of long-term debt	(1,223)	(225)	(17,168)	(5,101)
Cash (used in) provided by financing activities	(2,150)	8,425	(496)	3,852
INVESTING ACTIVITIES				
Proceeds from the sale of capital assets	2,545	1,671	9,291	4,642
Business acquisitions (Note 2)	—	(17,826)	(20,272)	(17,826)
Intangible assets	—	—	(43)	(26)
Purchase of capital assets	(4,472)	(3,656)	(12,056)	(6,812)
Cash used in investing activities	(1,927)	(19,811)	(23,080)	(20,022)
Net (decrease) increase in cash and cash equivalents	(4,465)	(2,503)	(1,702)	1,709
Cash and cash equivalents, beginning of period	4,672	5,639	1,909	1,427
Cash and cash equivalents, end of period	$ 207	$ 3,136	$ 207	$ 3,136
Cash and cash equivalents is comprised of:				
Cash and cash equivalents	$ 2,580	$ 3,136	$ 2,580	$ 3,136
Bank indebtedness	(2,373)	—	(2,373)	—
Cash and cash equivalents, end of period	$ 207	$ 3,136	$ 207	$ 3,136
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid (received)	$ 104	$ (24)	$ 462	$ 251
Income taxes paid	$ 6,221	$ 205	$ 5,905	$ 851

(thousands of Canadian dollars, except share and per share data)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Energy Services Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2005 consolidated financial statements except as discussed below. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform to the current year's presentation.

CHANGES IN AND ADOPTION OF ACCOUNTING POLICIES

Section 3831 – Non- Monetary Transactions

In June 2005, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006, requires all non-monetary transactions to be measured at fair value unless certain conditions are satisfied.

The Company has determined that the adoption of Section 3831 does not have any effect on its financial position, results of operations or cash flows in the current periods or the prior periods presented.

Implicit Variable Interests Under AcG-15

In October 2005, the Emerging Issues Committee of the CICA (the "EIC") issued Abstract No. 157, implicit Variable Interests ("VIE") under AcG-15 (EIC – 157), to address whether a company has an Implicit Variable Interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 became effective in the first quarter of 2006.

The Company has determined that adoption of EIC-157 under AcG-15 does not have any effect on its financial position, results of operations or cash flows in the current periods or the prior periods presented.

Conditional Asset Retirement Obligations

In the second quarter of 2006, the Company adopted EIC Abstract 159, Conditional Asset Retirement Obligations. EIC-159 clarifies that the term "conditional asset retirement obligations", as used in CICA Handbook Section 3110 "Asset Retirement Obligations", and refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.

The Company has determined that adoption of EIC-159 does not have any effect on its financial position, results of operations or cash flows in the current periods or the prior periods presented.

2. BUSINESS ACQUISITIONS

Prescott

On March 16, 2006, the Company acquired all of the outstanding shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott, a privately-held Lafayette, Louisiana based company, is in the business of designing, manufacturing, renting and selling mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing design previously offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $21,277 cash plus contingent cash consideration equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at September 30, 2006. The fair value ascribed to the net assets acquired was as follows:

(thousands of Canadian dollars, except share and per share data)

2. BUSINESS ACQUISITIONS (CONTINUED)

Prescott (continued)

Current assets (including $1,005 of cash)	$ 7,753
Capital assets	4,802
Intangible assets	7,651
Current liabilities	(2,455)
Long-term debt	(1,302)
Future income taxes	(3,735)
Total net assets acquired	12,714
Goodwill	8,563
Total assets acquired	$ 21,277
Purchase price	
Cash (including $554 of transaction costs)	$ 21,277

On March 16, 2006, the long-term debt acquired was repaid in full.

Stabeco

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. (Stabeco). Stabeco's business involves the design, manufacture, rental and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $23,680, consisting of share consideration of 1,187,648 common shares with a value of $5,665, cash of $17,826 and long-term debt assumed of $189. The value per share used to calculate the share consideration was $4.77. This price was the weighted average trading price per share for the period from two business days prior through to two business days after the announcement date. In addition, the cost of the purchase may increase as the Company may be required to pay additional cash consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at September 30, 2006.

3. DISCONTINUED OPERATIONS

During the second quarter of 2006, the Company decided to discontinue its operations in Argentina. Accordingly, the results of operations and cash flows for Argentina have been accounted for on a discontinued basis for the current and prior periods.

Amounts included in the consolidated balance sheets relating to the Argentina discontinued operations are as follows:

	September 30, 2006	December 31, 2005
Accounts receivable	$ 58	$ 250
Prepaid expenses	2	377
Accounts payable	(232)	(112)
Net working capital	$ (172)	$ 515

Results of discontinued operations are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Revenue	$ 146	$ 128	$ 481	$ 774
(Loss) income from operations - net of income taxes	$ (75)	$ (93)	$ (241)	$ 86
Write-down of discontinued operations to fair value - net of income taxes	(52)	—	(1,283)	—
(Loss) income from discontinued operations	$ (127)	$ (93)	$ (1,524)	$ 86

The loss from discontinued operations is after deduction of amortization of $18 (2005 - $24) and $67 (2005 - $74) for the three and nine months ended September 30, 2006, respectively. The loss from discontinued operations for the three and nine months ended September 30, 2006 also includes provisions to write-down inventory and capital assets to their fair value in the amount of $52 and $333, respectively, and a loss of nil and $304 respectively upon realization of the cumulative translation adjustment balance associated with the Argentina operations (Note 6).

(thousands of Canadian dollars, except share and per share data)

4. LONG-TERM DEBT

	September 30, 2006	December 31, 2005
US term loan, payable over three years beginning March 16, 2006 and due March 15, 2009, bearing interest at prime plus 0.5% and secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries	$ 3,342	$ —
Vehicle loans and leases payable, interest rates varying from 5% to 7.25% and secured by specific automotive equipment	472	484
Canadian term loan, repaid during the period	—	2,000
Other	437	373
	4,251	2,857
Less current portion	3,602	1,978
	$ 649	$ 879

In March 2006, NQL signed a new loan agreement with its lenders to allow the Company to draw up to $20,800 of long-term debt, in addition to its operating line of credit which was increased to a maximum of $15,000. On March 16, 2006, the Company borrowed $15,000 U.S. of long-term debt under this new agreement to fund the acquisition of Prescott (Note 2). At September 30, 2006, the balance outstanding under this loan was $3,342 ($3,000 U.S.).

Since September 30, 2006, the Company has repaid $1,000 U.S. of long term debt with available cash resources.

5. CAPITAL STOCK

Changes in the Company's common shares outstanding for the three and nine months ended September 30, 2006 are as follows:

	For the three months ended September 30, 2006		For the nine months ended September 30, 2006	
	Number	Amount	Number	Amount
Issued				
Common shares				
Class A common shares				
Balance at beginning of period	43,279,162	$ 184,607	43,235,662	$ 184,393
Shares repurchased and cancelled	(145,000)	(617)	(145,000)	(617)
Stock options exercised:				
- cash consideration	—	—	43,500	140
- reclassification from contributed surplus	—	—	—	74
Balance at September 30, 2006	43,134,162	$ 183,990	43,134,162	$ 183,990

Normal Course Issuer Bid

In September 2006, 145,000 Class A common shares were purchased for cancellation through the Company's normal course issuer bid at an average cost of approximately $6.54 per share for total cash consideration of $948. The average stated value per common share of approximately $4.27 exceeded the average cost to purchase for cancellation with the difference of $331 being recorded as contributed surplus.

Changes in the Company's stock options outstanding for the three and nine months ended September 30, 2006 are as follows:

	For the three months ended September 30, 2006		For the nine months ended September 30, 2006	
	Number	Weighted Average Exercise price	Number	Weighted Average Exercise price
Options				
Outstanding at beginning of period	2,386,500	$ 3.35	2,401,500	$ 3.26
Issued	10,000	7.45	80,500	7.07
Cancelled	—	—	(42,000)	4.48
Exercised	—	—	(43,500)	3.22
Outstanding at September 30, 2006	2,396,500	$ 3.37	2,396,500	$ 3.37

In October 2006, 16,000 options were exercised at an average price of $3.28 per share

(thousands of Canadian dollars, except share and per share data)

5. CAPITAL STOCK (continued)

Stock-based compensation

For the three and nine months ended September 30, 2006, the Company recorded compensation expense relating to stock options totaling $336 (2005 - $266) and $997 (2005 – $576), respectively, with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.14%, an average life of five years, and a volatility of 65.02%. The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

6. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

Cumulative unrealized loss, December 31, 2005	$	(18,608)
Realized loss on the discontinuation of the Argentina operations (Note 3)		304
Unrealized loss for the period on translation of net investment		(3,392)
Cumulative unrealized loss, September 30, 2006	$	(21,696)

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The U.S. dollar exchange rate at September 30, 2006 was 1.1142 (December 31, 2005 – 1.1660).

7. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer Liability insurance coverage that mitigates a portion of its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

8. INCOME PER COMMON SHARE

In calculating diluted income per common share under the treasury stock method, the numerator remains unchanged from the basic income per common share calculation, as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted income per common share is as follows:

	For the three months ended September 30,	
	2006	2005
Weighted average number of common shares outstanding - basic income per common share	43,271,282	42,386,747
Effect of dilutive securities	1,093,426	675,476
Weighted average number of common shares outstanding - diluted income per common share	44,364,708	43,062,223

(thousands of Canadian dollars, except share and per share data)

8. INCOME PER COMMON SHARE (continued)

	For the nine months ended September 30,	
	2006	2005
Weighted average number of common shares outstanding - basic income per common share	43,265,352	42,095,595
Effect of dilutive securities	1,059,082	334,235
Weighted average number of common shares outstanding - diluted income per common share	44,324,434	42,429,830

9. SEGMENTED INFORMATION

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Revenue				
Canada	$ 8,315	$ 6,243	$ 26,846	$ 16,957
United States	24,209	13,460	62,095	35,712
International	6,141	4,989	19,787	13,947
	$ 38,665	$ 24,692	$ 108,728	$ 66,616
Capital assets				
Canada	$ 31,144	$ 35,991	$ 31,144	$ 35,991
United States	32,819	28,895	32,819	28,895
International	11,053	11,382	11,053	11,382
	$ 75,016	$ 76,268	$ 75,016	$ 76,268

10. SEASONALITY OF OPERATIONS

A significant percentage of the Company's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Company's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through early June is traditionally the Company's slowest time in Canada.

11. SUBSEQUENT EVENT

On October 23, 2006, the Company announced that it had entered into a pre-acquisition agreement with a Canadian subsidiary of National Oilwell Varco Inc. ("NOV") pursuant to which a Canadian subsidiary of NOV has agreed to make an offer to acquire all of the issued and outstanding common shares of NQL for cash consideration of $7.60 per share by way of a takeover bid, which represents a total transaction value of approximately $345 million (includes all in-the-money stock options as all stock options will become fully vested upon change of control). The Board of Directors of NQL has agreed to unanimously recommend the offer and has concluded that the transaction is in the best interests of NQL and the NQL shareholders. In addition, the Board of Directors has unanimously resolved to recommend that all NQL shareholders tender their common shares to the NOV offer.

The pre-acquisition agreement provides that NQL will pay NOV a non-completion fee of $11.0 million in certain circumstances if the transaction is not completed. NQL has agreed not to solicit further offers or initiate discussions or negotiations with any third party concerning the sale of NQL, subject to its continuing fiduciary obligations and responsibilities. In connection with NOV's offer, certain major shareholders and all of the directors and senior officers of NQL have entered into lock-up agreements with NOV pursuant to which they have agreed to tender all of their common shares to the offer, subject to certain exceptions, representing, in the total, approximately 16.6 million common shares and approximately 1.7 million common shares issuable on the exercise of options, or approximately 40 percent of the issued and outstanding common shares of NQL calculated on a fully diluted basis. The offer is subject to regulatory approvals and other customary closing conditions. Full details of the offer are included in a formal takeover bid circular and related documents, which were mailed to NQL's shareholders on October 31, 2006. The offer, unless extended, will expire on December 6, 2006. No assurance can be given that the offer will be accepted by the Company's shareholders and that the transaction will close.

CORPORATE INFORMATION

HEAD OFFICE

NQL ENERGY SERVICES INC.
1507-4th Street
Nisku, Alberta, Canada
T9E 7M9
Telephone: 780-955-8828
Facsimile: 780-955-3309
website: www.nql.com

DIRECTORS

S. Patrick Shouldice – Chairman (2)
Calgary, Alberta

Thomas R. Bates, Jr. (1)
Houston, Texas

John G. Clarkson (2)
Calgary, Alberta

William J Myers (1)
Carbondale, Colorado

Kevin L. Nugent
Calgary, Alberta

Dean G. Prodan (1) (2)
Calgary, Alberta

(1) member of the Audit and Corporate Governance Committee
(2) member of the Compensation Committee

OFFICERS

Kevin L. Nugent
President and Chief Executive Officer

Callin C. (Joe) Kerr
Senior Vice President Operations

Darren B. Stevenson
Vice President Finance

Doug H.L. Edwards
Vice President Manufacturing

Susan J. Foote
Corporate Secretary

BANKER

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL

Miles Davison LLP
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
Suite 600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone: 780-232-2400
Facsimile: 780-264-2100
For Change of Address / Lost Share Certificates / General Inquiries please notify by mail, telephone or fax

INVESTOR RELATIONS CONTACT

Susan J. Foote
Corporate Secretary
Telephone: 780-955-8828
Facsimile: 780-955-3309
E-mail: sue.foote@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

LOCATION INFORMATION

CANADA

Nisku (Edmonton), Alberta
780-955-8828

Calgary, Alberta
403-266-3700

Estevan, Saskatchewan
306-634-8828

Grande Prairie, Alberta
780-532-8115

For complete address and contact information see NQL's website at www.nql.com

UNITED STATES

Baker, Montana
406-853-2738

Bakersfield, California
661-327-0226

Casper, Wyoming
307-237-9163

Denver, Colorado
303-925-0399

Grande Junction, Colorado
970-640-1095

Interlochen (Traverse City), Michigan
231-357-3377

Lafayette, Louisiana (Prescott)
337-856-5300

Odessa, Texas
432-580-5346

Oklahoma City, Oklahoma
405-688-5000

Parkersburg, West Virginia
304-482-6706

Stafford (Houston), Texas
281-568-1336

Vernal, Utah
435-828-8130

Willis (Houston), Texas (Prescott)
936-344-7700

INTERNATIONAL

Bolivia
Santa Cruz
591 3-352-4107

The Netherlands
Akersloot
31-72-53-53-53-5

United Arab Emirates
Dubai
9714-347-7719

Venezuela
Ciudad Ojeda
58-265-631-0511

Anaco
58-282-425-5478

Barinas
58-273-533-0808

NQL ENERGY SERVICES INC.
THIRD QUARTER REPORT
SEPTEMBER 30, 2006

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Deposit of Class "A" Common Shares of

NQL ENERGY SERVICES INC.

to be deposited pursuant to the Offer dated October 31, 2006 of

DRECO ACQUISITION CORPORATION

an indirect wholly-owned subsidiary of

NATIONAL OILWELL VARCO, INC.

This Notice of Guaranteed Delivery must be used to accept the offer dated October 31, 2006 (the "**Offer**") made by Dreco Acquisition Corporation (the "**Offeror**"), an indirect wholly-owned subsidiary of National Oilwell Varco, Inc., for all of the outstanding class "A" common shares (the "**Shares**") of NQL Energy Services Inc. ("**NQL**") if (i) certificates for the Shares are not immediately available, or (ii) time will not permit all required documents to reach the Depositary (as defined herein) prior to the Expiry Time of the Offer, being 6:00 p.m. (Calgary time) on December 6, 2006, unless extended or withdrawn. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated October 31, 2006 shall have the respective meanings set out in the Offer and Circular.

To: CIBC Mellon Trust Company (the "**Depositary**")

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON
M5C 2K4

Attention: Special Projects

By Hand or Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON
M5L 1G9

Attention: Special Projects

By Facsimile Transmission

Fax Number: (416) 643-3148

Attention: Special Projects

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits with the Depositary, upon the terms and subject to the conditions set forth in the Offer and Circular and related Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Number Shares Deposited	Name & Address of Shareholder (please print)

(if space is insufficient, please attach a list in the above form)

TOTAL SHARES

Dated:	Telephone (Business Hours) ( )	Signature of Shareholder

GUARANTEE

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") guarantees delivery to the Depositary (at its Toronto office) of the certificates representing the Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith, and all other documents required by the Letter of Transmittal, all at or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm: ____________________ Authorized Signature: ____________________

Address of Firm: ____________________ Name: ____________________

____________________ Title: ____________________

Telephone Number: ____________________ Dated: ____________________

DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES SHOULD ONLY BE SENT WITH YOUR LETTER OF TRANSMITTAL.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment advisor, bank manager, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to NQL Energy Services Inc. to the attention of Kevin L. Nugent, President and Chief Executive Officer, at (403) 266-3700.

NQL Energy Services™

Taking Technology Downhole

Directors' Circular

recommending

ACCEPTANCE

of the Offer dated October 31, 2006 by

DRECO ACQUISITION CORPORATION

an indirect wholly-owned subsidiary of

NATIONAL OILWELL VARCO, INC.

to purchase all of the issued and outstanding Class "A" common shares of

NQL ENERGY SERVICES INC.

THE BOARD OF DIRECTORS OF NQL (i) HAS RECEIVED ADVICE FROM PETERS & CO., NQL'S FINANCIAL ADVISOR, THAT THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER IS FAIR TO THE SHAREHOLDERS OF NQL FROM A FINANCIAL POINT OF VIEW, (ii) HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF NQL AND THE SHAREHOLDERS OF NQL, AND (iii) UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE OFFER BY THE SHAREHOLDERS OF NQL.

October 31, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Directors' Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors' Circular:

"**ABCA**" means the *Business Corporations Act* (Alberta), as in effect on the date hereof;

"**Acquisition Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of NQL or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of NQL whether by arrangement, amalgamation, merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of NQL, take-over bid or exchange offer or similar transaction involving NQL, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of NQL or to acquire in any manner, directly or indirectly, more than 20% of the Shares (other than the transactions contemplated by the Pre-Acquisition Agreement);

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**Board of Directors**" means the board of directors of NQL;

"**Business Day**" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"**Canadian Securities Regulatory Authorities**" means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;

"**CanFund**" means CanFund VE Investors II, L.P.;

"**Circular**" means the Offer and the accompanying take-over bid circular of the Offeror dated October 31, 2006;

"**Conditional Option Exercise**" has the meaning ascribed thereto in the section entitled "The Offer" in this Directors' Circular;

"**Confidentiality Agreement**" means the confidentiality agreement between National and NQL dated May 15, 2006;

"**Depositary**" means CIBC Mellon Trust Company at the offices specified in the Letter of Transmittal;

"**Deposited Securities**" means the Shares deposited under Letters of Transmittal which are taken up and paid for under the Offer;

"**Depositing Shareholder**" means a Shareholder who tenders Shares in acceptance of the Offer or whose Shares are tendered to the Offer on such Shareholder's behalf;

"**Directors' Circular**" means this directors' circular of NQL;

"**Disclosure Letter**" means the written disclosure letter of NQL addressed to Dreco dated October 22, 2006, and delivered to Dreco in final form contemporaneously with the delivery of the Pre-Acquisition Agreement;

"**Dreco**" means Dreco Energy Services Ltd., a corporation existing under the laws of the Province of Alberta and an indirect wholly-owned subsidiary of National;

"**Effective Time**" means the time that the Offeror first takes up and pays for Shares pursuant to the Offer;

"**Expiry Date**" means December 6, 2006 or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Expiry Time**" means 6:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Fairness Opinion**" means the written fairness opinion of Peters & Co., dated October 22, 2006, to the Board of Directors of NQL in respect of the Offer, a copy of which is attached hereto as Schedule "A";

"**Governmental Authority**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange, including the TSX; (c) subdivision, agent, commission, board, or authority of any of the foregoing; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Latest Mailing Date**" means November 1, 2006;

"**Laws**" means applicable laws (including common law), statutes, by-laws, published rules, Regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and the Circular;

"**Lime Rock**" means Lime Rock Partners II, L.P.;

"**Lock-Up Agreements**" means collectively, the lock-up agreements dated October 22, 2006 between Dreco and the Tendering Shareholders, pursuant to which the Tendering Shareholders have agreed to tender their Shares under the Offer;

"**Material Adverse Change**" means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), prospects, properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of NQL and its subsidiaries taken as a whole but "**Material Adverse Change**" shall not include a change resulting or arising from: (i) a matter that has prior to the date of the Pre-Acquisition Agreement been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil field services industry generally, or the provision of downhole tools generally; or (iii) general political, economic, financial, currency exchange, securities or commodity market conditions in any worldwide locations;

"**Material Adverse Effect**" means any effect resulting from a Material Adverse Change;

"**Minimum Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Minimum Required Shares**" means at least that number of outstanding Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless the Offeror waives or reduces the Minimum Condition in accordance with the Pre-Acquisition Agreement, in which case "**Minimum Required Shares**" means that number of the outstanding Shares that the Offeror takes up on the Take-up Date;

"**National**" means National Oilwell Varco, Inc.;

"**Non-Completion Fee**" has the meaning ascribed thereto in the section entitled "Pre-Acquisition Agreement" in this Directors' Circular;

"**NQL**" means NQL Energy Services Inc., a corporation subsisting under the ABCA;

"**Offer**" means the formal take-over bid by the Offeror dated October 31, 2006, as set forth in and forming part of the Circular, for all of the Shares at a price of $7.60 cash for each Share;

"**Offer Price**" means $7.60 in cash for each Share;

"**Offeror**" means Dreco Acquisition Corporation, a corporation existing under the laws of the Province of Alberta and a wholly-owned subsidiary of Dreco and an indirect wholly-owned subsidiary of National;

"**Options**" means the 2,380,500 outstanding options to acquire Shares;

"**Peters & Co.**" means Peters & Co. Limited;

"**Pre-Acquisition Agreement**" means the agreement dated October 22, 2006 between Dreco and NQL pursuant to which, among other things, Dreco agreed to make, or cause a wholly-owned subsidiary to make, the Offer, subject to the provisions thereof;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by any Governmental Authority;

"**Regulatory Approvals**" means those sanctions, rulings, waivers, consents, orders, exemptions, permits, licenses, authorizations and other approvals (including the lapse, without objection, of a prescribed time or waiting periods under a statute or regulation that states that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection or an opposition being filed, made or initiated) of any Governmental Authority;

"**Shareholder**" means a holder of Shares;

"**Shares**" means all of the issued and outstanding Class "A" common shares of NQL, and includes Class "A" common shares of NQL issued upon the exercise of Options;

"**Subsequent Acquisition Transaction**" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transactions pursuant to which the Offeror acquires the balance of outstanding Shares not tendered to the Offer by Shareholders;

"**Superior Proposal**" means any *bona fide* written Acquisition Proposal which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the form of consideration and the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer from a financial point of view to the Shareholders;

"**Take-up Date**" means the date that the Offeror first takes up and pays for Shares pursuant to the Offer;

"**Tendering Shareholders**" means the holders of Shares who have entered into the Lock-Up Agreements, being CanFund, Lime Rock, S. Patrick Shouldice, Kevin L. Nugent, Thomas R. Bates, Jr., John G. Clarkson, William J. Myers, Dean G. Prodan, Callin C. (Joe) Kerr, Darren B. Stevenson and Susan J. Foote;

"**TSX**" means the Toronto Stock Exchange.

Words importing the singular include the plural and vice versa and words importing any gender include all genders. Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian dollars.

THE OFFER

This Directors' Circular is issued by the Board of Directors, in connection with the Offer made by the Offeror to purchase all of the outstanding Shares, including Shares that may become outstanding on the exercise of Options, at a price of $7.60 cash for each Share.

In connection with the Offer, NQL and Dreco entered into the Pre-Acquisition Agreement pursuant to which, among other things, the Offeror agreed to make, or cause a wholly-owned subsidiary to make, the Offer and the Board of Directors agreed to unanimously recommend that Shareholders accept the Offer. For a summary of the material terms of the Pre-Acquisition Agreement see "Pre-Acquisition Agreement" in this Directors' Circular. **For the reasons outlined below in this Directors' Circular, the Board of Directors unanimously recommends that the Shareholders ACCEPT the Offer.**

The Offer is made only for Shares and is not made for Options. It is a condition of the Offer that all outstanding Options or any other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Shares shall have been exercised in full, converted or repurchased as permitted by the Pre-Acquisition Agreement or irrevocably released, surrendered, waived or terminated. Any holder of Options or other rights who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable law, exercise such Options in order to obtain certificates representing Shares and deposit the Shares in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of Options will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery". All Options tendered to NQL for exercise, conditional upon the Offeror taking up the Shares under the Offer (the "**Conditional Option Exercise**"), shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. Furthermore, the Offeror shall accept as validly tendered under the Offer all of the Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options indicate that such Shares are tendered pursuant to the Offer.

The Offer, the Circular and this Directors' Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such Offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Shareholder in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is subject to certain conditions as set forth under Section 4 of the Offer, "Conditions of the Offer" in the Circular. If such conditions are met, the Offeror will (unless it shall have withdrawn or terminated the Offer pursuant to the terms of the Pre-Acquisition Agreement) become obligated to take up and pay for the Shares validly deposited under the Offer and not withdrawn in accordance with the terms of the Offer. All of the terms and conditions of the Offer may be waived or modified (except as described under "Pre-Acquisition Agreement – The Offer" in this Directors' Circular and subject to applicable law) by the Offeror without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

For a discussion of the purpose of the Offer and the Offeror's plans for NQL, see "Purpose of the Offer and the Offeror's Plans for NQL" in the Circular.

Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the applicable Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depositary. If a Depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing such service. See "Depositary" in the Circular.

The Offer expires at the Expiry Time unless extended at the Offeror's sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer as further described in the Circular. For detailed information concerning conditions of the Offer and the manner of acceptance, refer to Section 4 of the Offer, "Conditions of the

Offer" and Section 3, "Manner of Acceptance". **Reference should be made to the Circular for complete details of the terms and conditions of the Offer.**

The information concerning National, Dreco and the Offeror contained in this Directors' Circular has been taken from or is based primarily upon publicly available documents and records of National and information provided to NQL by National. Although NQL has no knowledge that would indicate that any statements relating to National, Dreco or the Offeror contained herein, which are based on information contained in such documents and records, are inaccurate or incomplete, neither NQL nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by National to disclose events which may have occurred or which may affect the significance or accuracy of such information, but which are unknown to NQL.

To the knowledge of the directors and senior officers of NQL, no person or company holds more than ten percent of any class of equity securities of NQL, other than CanFund and Lime Rock. See "Ownership of Securities of NQL" in this Directors' Circular. No person is acting jointly or in concert with NQL in connection with the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has carefully considered the terms of the Offer, the advice of Peters & Co. and of its legal advisors, the Fairness Opinion, and additional matters and has resolved, at a meeting of the Board of Directors, to make the following recommendation:

THE BOARD OF DIRECTORS OF NQL (i) HAS RECEIVED ADVICE FROM PETERS & CO., NQL'S FINANCIAL ADVISOR, THAT THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER IS FAIR TO THE SHAREHOLDERS OF NQL FROM A FINANCIAL POINT OF VIEW, (ii) HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF NQL AND THE SHAREHOLDERS OF NQL, AND (iii) UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE OFFER BY THE SHAREHOLDERS OF NQL.

Shareholders should consider the Offer carefully and come to their own conclusion as to their acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their investment advisor, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their professional advisors.

REASONS FOR MAKING THE RECOMMENDATION

In making its recommendation that the Offer be **ACCEPTED** by Shareholders and in reaching the decision to enter into the Pre-Acquisition Agreement, the Board of Directors extensively analyzed and considered a number of factors, including the following:

1. The advice received by the Board of Directors from Peters & Co. in respect of the financial terms of the Offer, including the Fairness Opinion provided by Peters & Co. which is attached hereto as Schedule "A". The Board of Directors recommends that Shareholders read the Fairness Opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations to the review undertaken. The Fairness Opinion does not constitute a recommendation to Shareholders as to whether they should tender their Shares into the Offer. See "Fairness Opinion" in this Directors' Circular.

2. On October 20, 2006, the last trading day prior to the date of the public announcement of the Offer by Dreco and NQL, the closing price of the Shares on the TSX was $6.02. The Offer price of $7.60 cash per Share represents a 26% premium to such closing price and a 37% premium to the volume weighted average trading price of the Shares for the previous ten trading days ending October 20, 2006.

3. The terms of the Pre-Acquisition Agreement permit the Board of Directors to respond, in accordance with its fiduciary duties and subject to compliance with the terms of the Pre-Acquisition Agreement, to any other *bona fide* Acquisition Proposal that the Board of Directors determines to be a Superior Proposal. See "Pre-Acquisition Agreement – No Solicitation" in this Directors' Circular.

4. CanFund, Lime Rock and the other Tendering Shareholders currently hold an aggregate of 16,560,613 Shares and 1,678,500 Options representing (assuming the exercise of such Options in full) approximately 40.0% of the outstanding Shares (on a fully diluted basis), and have agreed pursuant to the Lock-Up Agreements to tender all of their Shares (together with any Shares they may acquire upon the exercise of Options) to the Offer. See "The Offer" and "Pre-Acquisition Agreement – Lock-Up Agreements" in this Directors' Circular.

5. The Board of Directors received advice from its legal advisors that entering into the Pre-Acquisition Agreement was not inconsistent with its fiduciary obligations and does not preclude the Board of Directors from continuing to act in accordance with such fiduciary obligations.

Conclusion and Recommendation – To ACCEPT the Offer

For the reasons outlined above, the Board of Directors believes that the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders, is in the best interests of NQL and the Shareholders, and unanimously recommends that the Shareholders accept the Offer and tender their Shares to the Offer.

BACKGROUND TO THE OFFER

During the spring and summer of 2006, representatives of other entities in the oil field service sector approached NQL expressing an interest in a possible business combination. NQL engaged Peters & Co. to assist in reviewing these expressions of interest and to contact other parties, including National, who NQL believed might be interested in a possible business combination. After contacting a number of other parties, including National, the Board of Directors of NQL, after reviewing the approaches and considering the advice of Peters & Co., determined that it was not in the best interests of NQL to pursue negotiations relating to a business combination with any party at that time.

In the first half of October 2006, a representative of National met with a representative of a major shareholder of NQL and expressed an interest in discussions with respect to a possible acquisition of NQL by National. NQL provided certain information to National pursuant to the Confidentiality Agreement previously executed between the parties. In connection with its due diligence, National advised NQL that it was agreeable to make the Offer at the Offer Price, and the parties negotiated the mutually agreeable terms of the Pre-Acquisition Agreement. On October 22, 2006, the Board of Directors of NQL met, received advice from counsel regarding the proposed terms of the Pre-Acquisition Agreement and received from Peters & Co. a verbal opinion as to the fairness of the consideration to be received pursuant to the Offer from a financial point of view. After considering these matters, the Board of Directors approved the Offer, authorized NQL to enter into the Pre-Acquisition Agreement and unanimously resolved to recommend acceptance of the Offer by the Shareholders. At the same time the Tendering Shareholders, including CanFund and Lime Rock, entered into their respective Lock-Up Agreements with Dreco.

On October 23, 2006, National and NQL issued a press release disclosing the entering into of the Pre-Acquisition Agreement and other related agreements.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the full text of the Pre-Acquisition Agreement, which has been filed by NQL with the Canadian Securities Regulatory Authorities and is available at www.sedar.com.

General

Pursuant to the Pre-Acquisition Agreement, Dreco, a wholly-owned subsidiary of National, agreed to make, or cause a wholly-owned subsidiary to make, by way of take-over bid, the Offer to purchase all of the Shares, including any and all Shares issued or issuable upon the exercise, surrender or conversion of Options at a price of $7.60 cash per Share.

The Offeror is not a party to the Pre-Acquisition Agreement and is making the Offer as the nominee of Dreco, as permitted by the Pre-Acquisition Agreement. The Pre-Acquisition Agreement provides that Dreco shall continue to be liable to NQL for any default in performance by the Offeror under the Offer.

The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions, including that there shall have been deposited under the Offer and not withdrawn at least 66⅔% of the Shares outstanding on a fully-diluted basis, other than those Shares held by the Offeror or its affiliates or by persons whose shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction. Unless all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror has the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer. In the event that any appropriate Regulatory Approval is not obtained prior to the Expiry Time, unless such approval has been denied, the Offeror agrees that it will extend the Offer for a period of not less than 10 days beyond the Expiry Time pending receipt of such approval. In the event any Regulatory Approval remains outstanding after the first such extension, the Offeror agrees that it will extend the Offer for an additional period of not less than 10 days. If, on the first occasion on which the Offeror has taken up any Shares pursuant to the Offer, the Shares taken up represent less than 90% of the then outstanding Shares, then the Offeror shall extend the Offer for at least 10 days. See Section 4 of the Offer, "Conditions of the Offer".

Approval by the Board of Directors of NQL

Pursuant to the Pre-Acquisition Agreement, NQL agreed to support the Offer and confirmed that the Board of Directors, upon consultation with its outside legal and financial advisors, had unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders and that the Offer is in the best interests of NQL and the Shareholders, had unanimously approved the Offer and the Pre-Acquisition Agreement and had unanimously passed a resolution to recommend that Shareholders accept the Offer; provided that NQL may accept, approve or implement a Superior Proposal from a third party subject to and in accordance with the terms set forth in the Pre-Acquisition Agreement.

Representations and Warranties

The Pre-Acquisition Agreement contains a number of customary representations and warranties of NQL and Dreco relating to, among other things: corporate status and the corporate authorization and enforceability of, and board approval of, the Pre-Acquisition Agreement. The representations and warranties also address various matters relating to the business, operations and properties of NQL.

Cease Negotiations

Pursuant to the Pre-Acquisition Agreement, NQL agreed with Dreco that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than Dreco or its affiliates) conducted on or before the date of the Pre-Acquisition Agreement by NQL or its representatives with respect to any actual or potential Acquisition Proposal. NQL also agreed that, immediately following the execution of the Pre-Acquisition Agreement, it would send a letter to all parties who have entered into confidentiality agreements with NQL pertaining to any actual or potential Acquisition Proposal and shall use reasonable commercial efforts to have all materials provided to such parties by NQL or prepared by such parties in respect of NQL, destroyed or returned to NQL or a representative of NQL, as the case may be, in accordance with the confidentiality agreements with such parties. NQL agreed that it would immediately advise the Offeror orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

No Solicitation

NQL agreed that after the execution of the Pre-Acquisition Agreement it would not, and would not authorize or permit any of its representatives to, directly or indirectly solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal. NQL also agreed that it would not provide or furnish to

any party any information concerning NQL and its business, properties and assets in respect of, or which may reasonably be expected to lead to an Acquisition Proposal or to accept, recommend or enter into any agreement to implement an Acquisition Proposal. NQL also agreed not to release any party from any confidentiality or standstill agreement between NQL and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement.

The foregoing restrictions do not prevent NQL from (i) engaging in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by NQL or its representatives after the date of the Pre-Acquisition Agreement) seeks to initiate such discussions or negotiations, providing or furnishing such party with information concerning NQL and its business, properties and assets and participating in or taking any other action if such party has first made a *bona fide* written Acquisition Proposal and the Board of Directors determines, acting reasonably, after taking into account the likelihood that such Acquisition Proposal can be completed, the form of consideration and the advice of its financial advisors, that such Acquisition Proposal is, or is reasonably likely to promptly lead to, a Superior Proposal and further determines in good faith, after considering applicable Law and receiving the advice of outside legal counsel that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law; (ii) complying with applicable rules under securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Acquisition Proposal to Shareholders; and (iii) provided NQL has complied with its obligations described under "Right to Match" below, accepting, recommending, approving or entering into any agreement to implement a Superior Proposal and releasing the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of applicable Law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by the Offeror during the five Business Day match period set forth in the Pre-Acquisition Agreement and after receiving the advice of outside counsel, that such action is necessary in order for the Board of Directors to comply with fiduciary duties under applicable Law.

Neither NQL nor its representatives are permitted to provide or furnish any information to any party unless NQL shall have entered into a confidentiality and standstill agreement with such party containing a standstill provision and terms and conditions otherwise substantially similar to those contained in the Confidentiality Agreement, following which NQL shall immediately provide the Offeror with any information provided to any such other party which had not previously been provided to the Offeror.

Right to Match

Pursuant to the Pre-Acquisition Agreement, NQL agreed that upon receipt of any Acquisition Proposal it will provide immediate notice thereof to the Offeror and shall provide the Offeror with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof.

NQL also agreed to notify the Offeror immediately if the Board of Directors determines that any *bona fide* written Acquisition Proposal constitutes a Superior Proposal. For a period of five Business Days from the time that NQL notifies the Offeror of the fact that the Board of Directors has determined a *bona fide* written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such five Business Day period, NQL agreed that it will, and will cause its respective financial and legal advisors to, negotiate in good faith with the Offeror to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable the Offeror to proceed with, and NQL to support and continue to recommend or affirm the acceptance of, the Offer as amended rather than the Superior Proposal. In the event the Offeror offers to amend the Pre-Acquisition Agreement and the Offer to provide that Shareholders shall receive a value per Share equal to or having a value greater than the value per Share provided in the Superior Proposal or otherwise amend the Offer and the Pre-Acquisition Agreement with the result that the Acquisition Proposal will no longer be a Superior Proposal to the Offer as amended, and so advises the Board of Directors prior to the expiry of such five Business Day period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Waiver of Conditions

The Pre-Acquisition Agreement provides that the Offeror is permitted, in its sole discretion, to modify or waive any term or condition of the Offer provided that it will not, without the prior written consent of NQL: (i) change the number of Shares for which the Offer is made; (ii) increase the Minimum Condition or decrease the Minimum Condition to less than 50% of the issued and outstanding Shares (on a fully-diluted basis); (iii) decrease the consideration per Share (other than a downward adjustment if the Board of Directors at any time after the date of the Pre-Acquisition Agreement declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise, with respect to the Shares, which such adjustments shall be equal to the amount of any such dividend or other distribution) (iv) change the form of consideration payable under the Offer (other than pursuant to the Offeror's right to match a Superior Proposal); (v) impose additional conditions to the Offer; or (vi) otherwise amend the Offer or any terms and conditions thereof in a manner adverse to NQL or the Shareholders.

Non-Completion Fee

Provided there is no breach by the Offeror of a provision of the Pre-Acquisition Agreement which would have a material adverse effect on the success of the Offer, NQL has agreed to pay to the Offeror a non-completion fee of $11 million (the "**Non-Completion Fee**") forthwith and in any event within two Business Days after the first to occur of any of the following events:

(a) the Board of Directors withdraws, modifies or changes, or proposes publicly to withdraw, modify or change, any of its recommendations or determinations in a manner adverse to the Offeror or resolves to do so or recommends or proposes publicly to recommend that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(b) the Board of Directors recommends or approves or proposes publicly to recommend or approve an Acquisition Proposal;

(c) the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within ten days after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such ten day period, prior to the scheduled expiry of the Offer);

(d) NQL breaches in any material respect the provisions of the Pre-Acquisition Agreement described under "No Solicitation" or "Right to Match" above, or the Pre-Acquisition Agreement is terminated as a result of the Offeror failing to exercise its right to make an amended Offer as described under the "Right to Match" above;

(e) another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within twelve months of the Expiry Time;

(f) NQL enters into any agreement (other than a confidentiality and standstill agreement as contemplated in the Pre-Acquisition Agreement) with any person providing for an Acquisition Proposal prior to the Expiry Time; or

(g) the Pre-Acquisition Agreement is terminated by the Offeror pursuant to the Offeror's right to terminate the Pre-Acquisition Agreement as described under paragraphs (b)(ii) and (iii) under "Termination of the Pre-Acquisition Agreement" below or by NQL pursuant to NQL's right to terminate the Pre-Acquisition Agreement as described under paragraph (j) under "Termination of the Pre-Acquisition Agreement" below.

The Offeror has agreed that the payment of the Non-Completion Fee is the sole remedy of the Offeror in respect of any breach of the Pre-Acquisition Agreement by NQL provided, however, that any payment of the Non-Completion Fee will be without prejudice to the rights and remedies available to the Offeror in respect of any claim based on fraud or wilful misconduct of NQL or its representatives.

Termination of the Pre-Acquisition Agreement

The Pre-Acquisition Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Time by mutual written consent of the Offeror and NQL;

(b) by the Offeror at any time:

(i) after the Latest Mailing Date if any condition to making the Offer is not satisfied or waived by such date;

(ii) if NQL is in default of any covenant or obligation under the Pre-Acquisition Agreement the result of which has or is reasonably likely to have a Material Adverse Effect or a material adverse effect on the success of the Offer and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default (which notice shall be provided by NQL as soon as practicable) and the Expiry Time; or

(iii) if any representation or warranty of NQL:

(A) that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B) that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); or

(C) as to NQL's share capital on an undiluted and fully-diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Shares under the terms of Options),

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default or inaccuracy (which notice shall be provided by NQL as soon as practicable) and the Expiry Time;

(c) by NQL at any time:

(i) if the Offeror is in default of any covenant or obligation under the Pre-Acquisition Agreement to be performed by it; or

(ii) if any representation or warranty of the Offeror under the Pre-Acquisition Agreement is untrue or incorrect,

and the defaults under clause (i) or failure of such representation or warranty to be true and correct under clause (ii) is reasonably likely to prevent or have a material adverse effect on the success of the Offer, and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by the Offeror as soon as practicable) and the Expiry Time;

(d) by the Offeror or NQL if the Effective Time has not occurred by February 28, 2007, unless, in the case of termination by NQL, the failure of the Offeror to take up and pay for the Shares arises as a result of a default by NQL of any covenant or obligation of NQL under the Pre-Acquisition Agreement as described in (b)(ii) above or as a result of any representation or warranty of NQL in the Pre-Acquisition Agreement being untrue or incorrect as described in (b)(iii) above;

(e) by NQL if the Offeror does not mail the Offer by the Latest Mailing Date (other than because any of the conditions to the making of the Offer was not satisfied or waived);

(f) by the Offeror or NQL if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition, unless the failure of such condition shall be due to the failure of the Offeror to perform the obligations required to be performed by it thereunder;

(g) by either the Offeror or NQL if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by NQL, NQL must have first paid the Non-Completion Fee);

(h) by the Offeror if there shall have occurred any Material Adverse Effect;

(i) by either the Offeror or NQL if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement shall have used all commercially reasonable efforts to oppose or remove such order, decree, ruling or injunction; or

(j) by NQL if:

(i) the Board of Directors has received a Superior Proposal;

(ii) NQL has notified the Offeror in writing of the existence of a Superior Proposal in accordance with the Pre-Acquisition Agreement;

(iii) following receipt by the Offeror of the notice of an Acquisition Proposal and a copy of the Superior Proposal, a period of at least five Business Days has elapsed;

(iv) taking into account any revised proposal made by the Offeror, such Superior Proposal remains a Superior Proposal;

(v) NQL has paid the Non-Completion Fee payable to the Offeror or its designee; and

(vi) NQL has otherwise complied with the provisions of the Pre-Acquisition Agreement as described above in "Cease Negotiations", "No Solicitation" and "Right to Match".

Conduct of Business by NQL

NQL has agreed that, during the period commencing on the date of the Pre-Acquisition Agreement and ending on the earlier of the date on which the Offeror takes up and pays for the Shares under the Offer or the date the Pre-Acquisition Agreement is terminated, the business of NQL and its subsidiaries will be conducted only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws, NQL and its subsidiaries shall not take any action except in the usual and ordinary course and consistent with past practice and that NQL shall use all commercially reasonable efforts to maintain and preserve its business, organization, assets, employees and advantageous business relationships. NQL also agreed during such period not to take certain corporate actions and not to undertake certain measures related to the operations of NQL without the prior consent of the Offeror.

Reconstitution of the Board of Directors

If the Offeror takes up and pays for Shares under the Offer such that it owns more than 50% of the then outstanding Shares, NQL, immediately following such acquisition by the Offeror, shall use reasonable commercial efforts to cause the Board of Directors of NQL to be reconstituted through resignations of all existing NQL directors and the appointment of Offeror nominees in their stead. NQL shall, in accordance with the foregoing and subject to the provisions of the ABCA, secure the resignations of all NQL directors to be effective at such time as may be

required by Offeror and cause the election of Offeror nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

Directors' and Officers' Insurance and Indemnities

Pursuant to the Pre-Acquisition Agreement, the Offeror agreed that prior to the Offeror taking up Shares under the Offer, the Offeror shall obtain and pay for an insurance policy on a "trailing" run-off basis on terms and conditions otherwise no less advantageous to the directors and officers of NQL than those contained in the policy in effect on the date of the Pre-Acquisition Agreement for all present and former directors and officers of NQL and its subsidiaries covering claims made prior to or within six years after the Effective Time. The Offeror further agreed that it shall, and shall cause NQL or any successor to NQL to, indemnify the directors and officers of NQL and its subsidiaries to the fullest extent to which the Offeror, NQL and its subsidiaries, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity.

Options

Pursuant to the Pre-Acquisition Agreement, all Options with an exercise price below the Offer Price will be in-the-money and the holders of such Options will have the choice of (i) exercising their Options in the normal course or pursuant to a Conditional Option Exercise, (ii) receiving in cash the in-the-money amount upon agreement to cancel such Options, or (iii) effecting a cashless exercise of their Options exercisable by payment in Shares of the in-the-money amount for the purposes of tendering to the Offer all Shares issued in connection with such cashless exercise. Holders of Options with an exercise price at or above the Offer Price shall be entitled to received $0.10 per Option upon agreement to cancel such Options.

Pursuant to the Pre-Acquisition Agreement, NQL has agreed that it will use its reasonable commercial efforts to ensure that all holders of Options either (a) exercise their Options and tender all Shares issued in connection therewith to the Offer prior to the Expiry Time, or (b) terminate the right to exercise any of their Options prior to the Expiry Time.

Pursuant to the Pre-Acquisition Agreement, all Options tendered to NQL for exercise, conditional upon the Offeror taking up the Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. The Offeror shall accept as validly tendered under the Offer all of the Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options indicate that such Shares are tendered pursuant to the Offer.

The Offeror has agreed to reasonably cooperate with NQL to facilitate the exercise of Options and the deposit of all Shares issued in connection therewith prior to the Expiry Time pursuant to the Offer.

Other Terms

The Offeror has agreed, to and after the Effective Time, to cause NQL and any successor to NQL, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of NQL.

Lock-Up Agreements

Pursuant to the terms of each Lock-Up Agreement, each Tendering Shareholder has agreed from the date thereof until the earlier of the termination of the Lock-Up Agreement and the Expiry Date:

(a) not to transfer, sell, assign, convey or otherwise dispose of any of the Shares owned or over which control or direction is exercised, by such Tendering Shareholder and not to permit any affiliate of such Tendering Shareholder to sell, assign, convey or otherwise dispose of any of the Shares owned or over which control or direction is exercised by it;

(b) unconditionally and irrevocably to accept and to cause any affiliate of such Tendering Shareholder to unconditionally and irrevocably accept the Offer made by Offeror by depositing in accordance with the terms and conditions of the Offer the Shares presently or thereafter owned or acquired or

over which control or direction is exercised (including without limitation any Shares thereafter acquired pursuant to the exercise of any Options to purchase Shares) by such Tendering Shareholder or affiliate not later than 48 hours prior to the Expiry Date;

(c) to exercise all Options or to agree to terminate all remaining Options as contemplated by the Pre-Acquisition Agreement;

(d) if the Tendering Shareholder is a director of NQL, the Tendering Shareholder covenants and agrees with the Offeror that, in the event that the Offeror takes up and pays for any Shares pursuant to the Offer and thereby acquires more than 50% of the Shares (on a fully diluted basis), the Tendering Shareholder will cooperate with the Offeror to provide for an orderly transition of control, including without limitation resigning as a director and taking all necessary actions as the Offeror may reasonably determine are necessary or desirable in order that the Offeror's nominees are appointed as directors of NQL in place of the existing directors as contemplated by the Pre-Acquisition Agreement;

(e) not to exercise any statutory or other rights of withdrawal with respect to any Shares owned by the Tendering Shareholder or any affiliate of the Tendering Shareholder once deposited pursuant to the Offer unless the Lock-Up Agreement is terminated prior to Offeror taking up the Shares under the Offer;

(f) not to exercise any shareholder rights or remedies available at common law or pursuant to the ABCA or applicable securities legislation to delay, hinder, upset or challenge the Offer or to seek fair value for the Shares.

Other than as permitted in the Pre-Acquisition Agreement, and subject to other provisions of the Lock-Up Agreements, each Tendering Shareholder has agreed not to, and to cause its affiliates not to, in each case directly or indirectly:

(a) solicit, initiate or encourage, or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(b) provide or furnish to any party any information concerning NQL and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(c) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal;

(d) pursue or consent to or vote in favour of any material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets by NQL or pursue or consent to any other material change to the business, capital or affairs of NQL except as permitted therein;

(e) propose or consent to or vote in favour of any changes to NQL's capital structure; or

(f) take any action that might reasonably be expected to reduce the likelihood of the success of the Offer.

Each Tendering Shareholder is under an obligation to immediately notify the Offeror of any Acquisition Proposal of which the Tendering Shareholder becomes aware after October 22, 2006.

The Lock-Up Agreements will terminate in the following circumstances:

(a) if, prior to the Expiry Date an Acquisition Proposal is announced, proposed, offered or made to the holders of Shares of NQL which, in the opinion of the Board of Directors, after consultation with its legal and financial advisors, would constitute a Superior Proposal and the Offeror does not, within five Business Days of being notified of the Superior Proposal, or such longer period as is agreed to by NQL under the Pre-Acquisition Agreement, make adjustments in the terms of the

Pre-Acquisition Agreement to provide at least as favourable or more favourable terms to the Shareholders than those offered under the Superior Proposal;

(b) if the Pre-Acquisition Agreement is terminated pursuant to its terms and conditions; or

(c) if the Shares are not taken up and paid for by the Offeror by February 28, 2007.

In the event of termination of the Lock-Up Agreements, the Tendering Shareholders may withdraw all of their Shares deposited in accordance with the terms and conditions of the Offer and the Lock-Up Agreements shall be of no further force and effect.

FAIRNESS OPINION

Peters & Co. was retained as NQL's financial advisor to assess the Offer and to provide to the Board of Directors an opinion as to the fairness of the Offer. Peters & Co. delivered the Fairness Opinion addressed to the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date thereof, the consideration under the Offer was fair, from a financial point of view, to Shareholders.

The full text of the Fairness Opinion is attached as Schedule "A" to this Directors' Circular. Shareholders are urged to read the Fairness Opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The Fairness Opinion addresses only the adequacy of the consideration offered under the Offer from a financial point of view.

OWNERSHIP OF SECURITIES OF NQL

As at October 22, 2006, the issued and outstanding capital of NQL consisted of 43,150,162 Shares. In addition, as at October 22, 2006, 2,380,500 Options were issued and outstanding.

The names of the directors and senior officers of NQL and the designation, percentage of class and number of outstanding securities of NQL beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of NQL and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of NQL Beneficially Owned Directly or Indirectly(1)	
Name	**Position with NQL**	**Shares(2)**	**Options(2)**
S. Patrick Shouldice Calgary, Alberta	Chairman of the Board and Director	40,000 (0.1%)	80,000 (3.4%)
Kevin L. Nugent Calgary, Alberta	President, Chief Executive Officer and Director	52,300 (0.1%)	800,000 (33.6%)
Thomas R. Bates, Jr.(3) Houston, Texas	Director	0 (0%)	100,000 (4.2%)
John G. Clarkson(3) Cochrane, Alberta	Director	0 (0%)	100,000 (4.2%)
William J. Myers Carbondale, Colorado	Director	15,300 (0.04%)	100,000 (4.2%)
Dean G. Prodan(4) Calgary, Alberta	Director	0 (0%)	100,000 (4.2%)
Callin C. (Joe) Kerr Spring, Texas	Senior Vice President Operations	1,400 (0.003%)	240,000 (10.1%)
Darren B. Stevenson	Vice President Finance	7,900	136,500

Name	Position with NQL	Securities of NQL Beneficially Owned Directly or Indirectly[1]	
		Shares[2]	Options[2]
Sherwood Park, Alberta		(0.02%)	(5.7%)
Susan J. Foote Edmonton, Alberta	Corporate Secretary	4,548 (0.01%)	22,000 (0.9%)
Douglas H. Edwards New Sarepta, Alberta	Vice President Manufacturing	11,600 (0.03%)	90,000 (3.8%)

Notes:

(1) The information as to securities of NQL beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of NQL, has been furnished by the directors and senior officers.

(2) Percentages are based on the issued and outstanding securities of the applicable class on a non-diluted basis.

(3) Mr. Bates and Mr. Clarkson are associates of Lime Rock, which beneficially owns, directly or indirectly, or exercises control or direction over the securities of NQL as described below.

(4) Mr. Prodan is an associate of CanFund, which beneficially owns, directly or indirectly, or exercises control or direction over the securities of NQL as described below.

The directors and senior officers of NQL, after reasonable enquiry, do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Shares as at the date of this Directors' Circular other than as set out below. No securities of NQL are owned, directly or indirectly, or controlled by any person acting jointly or in concert with NQL.

Name	Securities of NQL Beneficially Owned Directly or Indirectly Shares[1]
CanFund VE Investors II, L.P.[2]	8,416,205 (19.5%)
Lime Rock Partners II, L.P.[3]	8,022,960 (18.6%)

Note:

(1) Percentages are based on the issued and outstanding securities of the applicable class on a non-diluted basis.

(2) CanFund is an associate of Mr. Prodan.

(3) Lime Rock is an associate of Mr. Bates and Mr. Clarkson.

TRADING IN SECURITIES OF NQL

None of NQL or any of the directors or senior officers of NQL, or, to the knowledge of the directors and senior officers of NQL, after reasonable enquiry, none of such persons' respective associates, or any person or company holding more than 10% of the Shares has engaged in any trading in Shares or other securities of NQL during the six-month period preceding the date of this Directors' Circular except for: (i) on June 13, 2006, Douglas H. Edwards purchased 3,000 Shares at a price of $7.40 per Share, (ii) on June 14, 2006, William J. Myers purchased 300 Shares at a price of $7.68 per Share, 700 Shares at a price of $7.69 per Share and 300 Shares at a price of $7.74 per Share, (iii) on June 23, 2006, Darren B. Stevenson sold 500 Shares at a price of $8.00 per Share, (iv) on July 4, 2006, Douglas H. Edwards sold 3,000 Shares at a price of $7.68 per Share, and (v) on September 15, 2006, Kevin L. Nugent purchased 500 Shares at a price of $6.47 per Share, 800 Shares at a price of $6.55 per Shares, 200 Shares at a price of $6.60 per Share and 2,000 Shares at a price of $6.64 per Share.

ISSUANCES OF SECURITIES OF NQL TO ITS DIRECTORS AND SENIOR OFFICERS

No Shares or securities convertible into Shares have been issued to the directors and senior officers of NQL during the two-year period preceding the date of this Directors' Circular other than as set forth below:

Name	Date of Issuance	Description of Issuance	Exercise Price	Expiry Date
Darren B. Stevenson	November 11, 2004	50,000 Options	$1.15	November 10, 2009
S. Patrick Shouldice	December 14, 2004	100,000 Options	$1.10	December 13, 2009
Callin C. (Joe) Kerr	June 30, 2005	200,000 Options	$3.27	June 29, 2010
Susan J. Foote	July 6, 2005	9,500 Options	$3.30	July 5, 2010
Douglas H. Edwards	July 6, 2005	10,000 Options	$3.30	July 5, 2010
Douglas H. Edwards	December 2, 2005	35,000 Options	$5.16	December 1, 2010
Kevin L. Nugent	December 31, 2005	200,000 Options	$6.30	December 30, 2010
Callin C. (Joe) Kerr	December 31, 2005	40,000 Options	$6.30	December 30, 2010
Darren B. Stevenson	December 31, 2005	50,000 Options	$6.30	December 30, 2010
Susan J. Foote	December 31, 2005	2,000 Options	$6.30	December 30, 2010

INTENTIONS OF DIRECTORS AND SENIOR OFFICERS

The Board of Directors has made reasonable enquiries and, to NQL's knowledge, all of its directors and senior officers, other than Douglas H. Edwards, or their respective associates have agreed to accept the Offer, pursuant to the terms of their respective Lock-Up Agreements. Douglas H. Edwards, who is not party to a Lock-Up Agreement, has also indicated his intention to accept the Offer. Pursuant to the Lock-Up Agreements, the Tendering Shareholders have agreed to tender their Shares to the Offer and to deal with their Options as contemplated under "The Offer" in this Directors' Circular. See also "Pre-Acquisition Agreement – Lock-Up Agreements" in this Directors' Circular.

ARRANGEMENTS BETWEEN NQL AND ITS DIRECTORS AND SENIOR OFFICERS

Except as otherwise set forth herein and as described below, there are no arrangements, agreements or understandings made or proposed to be made between NQL and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to NQL's directors or senior officers remaining in or retiring from office if the Offer is successful.

Executive Employment Agreements

Pursuant to an employment agreement dated August 19, 2004, as amended on January 1, 2006, between NQL and Kevin Nugent, Mr. Nugent is entitled, upon a change in control of NQL, to terminate his employment agreement and, among other things, receive compensation equal to: (a) compensation accrued to the date of termination as well as accrued vacation entitlements and expenses, (b) a bonus equal to the sum of the total bonus earned in each of the two fiscal years prior to the termination of the employment agreement, (c) the immediate vesting of all unvested Options, and (d) a payment in an amount equal to two times his annual base salary, as adjusted.

Pursuant to an employment agreement dated July 11, 2005 between NQL and Callin Kerr, Mr. Kerr has the option, upon a change in control of NQL, of terminating the employment agreement and receiving compensation

equal to: (a) his annual base salary and car allowance to the date of termination, (b) accrued vacation entitlement and bonus pro rated to the date of termination, (c) a severance payment equal to 12 months of the annual base salary and car allowance then being paid plus a bonus equivalent to the average annual bonus Mr. Kerr received in the previous two years, and (d) the immediate vesting of all unvested Options.

Pursuant to an employment agreement dated October 4, 2005, as amended on January 1, 2006, between NQL and Darren Stevenson, if Mr. Stevenson is dismissed without cause or constructively dismissed within one year of a change in control of NQL, then he shall be entitled to a severance payment equal to 12 months base salary.

For purposes of the agreements referred to above, a "change in control" will occur upon the successful completion of the Offer.

ARRANGEMENTS BETWEEN NATIONAL, DRECO OR THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF NQL

Other than the Lock-Up Agreements, there are no arrangements or agreements made or proposed to be made, nor any understandings between National, Dreco or the Offeror and any of NQL's directors or senior officers, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to NQL's directors or senior officers remaining in or retiring from office if the Offer is successful. No directors or senior officers of NQL are also directors or senior officers of National, Dreco or the Offeror. See "The Offer" and "Pre-Acquisition Agreement – Lock-Up Agreements" in this Directors' Circular.

OWNERSHIP OF SECURITIES OF NATIONAL

None of CanFund, Lime Rock, NQL or the directors or senior officers of NQL, or, to their knowledge after reasonable enquiry, any of their respective associates, owns, directly or indirectly, or exercises control or direction over, any securities of National.

INTERESTS IN MATERIAL CONTRACTS OF NATIONAL, DRECO OR THE OFFEROR

None of CanFund, Lime Rock, NQL or the directors or senior officers of NQL or, to their knowledge after reasonable enquiry, any of their respective associates has an interest in any material contract of National, Dreco or the Offeror.

MATERIAL CHANGES

The directors and senior officers of NQL are not aware of any other information that indicates any material change in the affairs of NQL since June 30, 2006, the date of the last published unaudited interim financial statements of NQL, except as described herein.

OTHER MATTERS

The principal office of NQL is located at 1507 - 4th Street, Nisku, Alberta T9E 7M9 and the telephone number at such office is (780) 955-8828.

PERSONS RETAINED BY NQL IN CONNECTION WITH THE OFFER

Peters & Co. was retained as financial adviser to NQL and to deliver a Fairness Opinion to the Board of Directors in connection with the analysis and consideration of, and response to, the Offer. See "Fairness Opinion" in this Directors' Circular. NQL will pay Peters & Co. reasonable and customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses, including fees and disbursements of legal counsel. NQL has agreed to indemnify Peters & Co. against certain liabilities arising out of or in connection with its engagement.

Neither NQL nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Shareholders in connection with the Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides securityholders of NQL with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

OTHER INFORMATION

Except as disclosed in this Directors' Circular, no information is known to the directors of NQL that would reasonably be expected to affect the decision of the holders of Shares to accept or reject the Offer.

DIRECTORS' APPROVAL

The contents of this Directors' Circular have been approved and the delivery hereof has been authorized by the Board of Directors.

October 31, 2006

CONSENT OF PETERS & CO. LIMITED

We hereby consent to the reference to our Fairness Opinion, dated October 22, 2006, in the circular of the Board of Directors of NQL, dated October 31, 2006 (the "**Circular**"), and under the captions, "Recommendation of the Board of Directors", "Reasons for Making the Recommendation", "Background to the Offer", "Fairness Opinion" and "Persons Retained by NQL In Connection with the Offer" and to the inclusion of the Fairness Opinion in the Circular.

Calgary, Alberta, Canada
October 31, 2006

(Signed) Peters & Co. Limited

CERTIFICATE

DATED: October 31, 2006

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the Offer within the meaning of the *Securities Act* (Quebec).

On behalf of the Board of Directors

(Signed) Kevin L. Nugent
Director

(Signed) S. Patrick Shouldice
Director

SCHEDULE "A"

FAIRNESS OPINION OF PETERS & CO. LIMITED

PETERS & CO. LIMITED

3900 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta T2P 5C5
Tel.: (403) 261-4850
www.petersco.com

October 22, 2006

NQL Energy Services Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

Attention: Board of Directors of NQL Energy Services Inc.

Dear Sirs:

Peters & Co. Limited ("Peters & Co.") understands that NQL Energy Services Inc. ("NQL") and Dreco Energy Services Ltd.("Dreco"), a wholly-owned subsidiary of National Oilwell Varco Inc. have agreed to execute a pre-acquisition agreement dated October 22, 2006 (the "Acquisition Agreement"), which contemplates a take-over bid pursuant to which Dreco will make an offer to purchase all of the issued and outstanding Class "A" common shares ("NQL Shares") of NQL (including any and all NQL Shares issued or issuable upon the exercise, surrender or conversion of Options) (the "Offer"). Pursuant to the Acquisition Agreement, holders of NQL Shares shall receive a cash payment in the amount of $7.60 for each NQL Share (the "Consideration").

The Offer is subject to a number of terms and conditions which must either be satisfied or waived including, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the NQL Shares (calculated on a fully-diluted basis). The terms and conditions of the Offer are more fully described in the Acquisition Agreement. We understand that certain shareholders, directors and officers of NQL (the "Supporting Shareholders"), who own approximately 40% of the NQL Shares (calculated on a fully-diluted basis), have agreed pursuant to lock-up agreements (the "Lock-Up Agreements") to tender their NQL Shares to the Offer, subject to certain conditions set forth in the Lock-Up Agreements; the Supporting Shareholders may withdraw such NQL Shares in certain circumstances.

The board of directors of NQL (the "Board") engaged Peters & Co., to provide financial advisory services, including the preparation and provision of its opinion as to the fairness (the "Fairness Opinion"), from a financial point of view, of the Consideration to be received by the holders of NQL Shares pursuant to the Offer.

Pursuant to the terms of our engagement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets, shares, or options involved in the Offer and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which it considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in the Fairness Opinion. NQL has agreed to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use by NQL and the Board of this Fairness Opinion.

Qualifications of Peters & Co.

Peters & Co. is an independent, fully-integrated investment dealer headquartered in Calgary, Alberta, Canada. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own sales and trading group; conducts specialized and comprehensive investment research on the oil and natural gas and oilfield services industries; and is an active underwriter for, and financial advisor to, companies and trusts active in the Canadian energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas and oilfield services companies and trusts in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies and trusts.

The opinion expressed herein is the opinion of Peters & Co. as a firm. The form and content of the Fairness Opinion have been reviewed and approved for release by certain senior corporate finance partners of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of NQL. Neither Peters & Co. nor any of its affiliates is acting as an advisor to NQL in connection with any matter, other than acting as a financial advisor to NQL as described above.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of NQL from time to time and has executed, or may execute, transactions in the securities of NQL for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and investment advice to its clients on investment matters, including the NQL Shares and the Offer. There are no understandings or agreements between Peters & Co. and NQL with respect to any future business arrangements.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, among other things, the following:

(i) the Acquisition Agreement;

(ii) the Lock-Up Agreements;

(iii) the audited consolidated financial statements and annual report of NQL for the twelve month period ended December 31, 2005;

(iv) the unaudited consolidated financial statements and interim report of NQL for the three and six month periods ended June 30, 2006;

(v) the Annual Information Form of NQL dated March 23, 2006;

(vi) the Information Circular dated March 23, 2006 for the annual meeting of NQL shareholders held on May 12, 2006;

(vii) copies of the NQL 2006 and 2007 forecasts as prepared by NQL's senior management;

(viii) information obtained in various discussions with senior management of NQL with respect to, among other things, the business, financial position, operations, key assets and future prospects of NQL, including views as to the outlook for NQL, given the current and expected commodity price environment and oilfield activity levels; and

(ix) certain other confidential financial, operational, legal, corporate and other information prepared or provided by the senior management of NQL.

In addition to the information detailed above, we have:

(i) reviewed certain publicly available information pertaining to current and expected future oil and natural gas prices, oilfield services activity levels and other economic factors;

(ii) reviewed publicly available information concerning the trading of, and the trading market for, the NQL Shares, as well as the common shares and units of certain other selected Canadian public oilfield services companies and trusts;

(iii) reviewed the operating and financial performance and business characteristics of NQL relative to the performance and characteristics of other selected relevant Canadian public oilfield services companies and trusts;

(iv) received representations contained in certificates addressed to us from certain senior officers of NQL as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

(v) reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted full and unrestricted access by NQL to its senior management group, the Board and legal advisors and was, to the best of our knowledge, provided with all material information.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of NQL as reflected in the information and documents reviewed by us and as represented to us in our discussions with the management of NQL. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the "Information") obtained by it from public sources or received from NQL and its consultants or advisors or otherwise pursuant to our engagement, and the Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of our professional judgment, and except as expressly described herein, Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Information.

The Offer is subject to a number of conditions outside the control of NQL and we have assumed all conditions precedent to the completion of the Offer can be satisfied in due course and in a reasonable amount of time and all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications. In tendering this Fairness Opinion, we express no views as to the likelihood that the conditions with respect to the Offer will be satisfied or waived or that the Offer will be implemented within the timeframe indicated in the Acquisition Agreement. This Fairness Opinion does not constitute a recommendation as to whether any holders of NQL Shares should tender NQL Shares to the Offer.

Certain senior officers of NQL have represented to us in a certificate that, among other things, that the Information provided to us on behalf of NQL is complete and correct at the date the Information was provided, and that since the date of the provision of the Information, there has been no material change, financial or otherwise, in the position of NQL or its respective assets, liabilities (contingent or otherwise), business or operations and there has been no change of any material facts which is of a nature so as to render the Information untrue or misleading in any material respect. With respect to any financial forecasts and projections provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of NQL as to the matters covered thereby, and in rendering our Fairness Opinion, we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

Fairness Opinion and Reliance

Based upon our analyses and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of NQL Shares.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Offer and its recommendation to the holders of NQL Shares with respect to the Offer, and, except for its inclusion in the Directors' Circular with respect to the Offer, may not be published, reproduced, disseminated, quoted from, or referred to, in whole or in part, or be used or relied upon by any person, or for any other purpose, without our express prior written consent.

Yours truly,

signed *"Peters & Co. Limited"*

PETERS & CO. LIMITED

BOWNE
PRINTED IN CANADA
O33545

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. *The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.*

October 31, 2006

DRECO ACQUISITION CORPORATION

an indirect wholly-owned subsidiary of

NATIONAL OILWELL VARCO, INC.

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Class "A" common shares of

NQL ENERGY SERVICES INC.

for

Cdn. $7.60 cash per Class "A" common share

This offer (the "Offer") by Dreco Acquisition Corporation (the "Offeror"), a wholly-owned subsidiary of Dreco Energy Services Ltd. ("Dreco") and an indirect wholly-owned subsidiary of National Oilwell Varco, Inc. ("National"), to purchase for cash all of the outstanding Class "A" common shares (the "Shares") of NQL Energy Services Inc. ("NQL") including Shares which may become outstanding after the date of this Offer upon the exercise of outstanding options ("Options") to purchase Shares, will be open for acceptance until 6:00 p.m. (Calgary time) on December 6, 2006 (the "Expiry Time"), unless extended or withdrawn by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time at least 66⅔% of the Shares (on a fully diluted basis), other than those Shares held by the Offeror or its affiliates or by persons whose shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction (as defined herein). This condition, and the other conditions to the Offer, are described in section 4 of the Offer, "Conditions of the Offer".

The Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "NQL". On October 20, 2006 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer), the closing price of the Shares on the TSX was $6.02. The Offer represents a 26% premium over the closing price of the Shares on the TSX on October 20, 2006 and a 37% premium to the volume weighted average trading price of the Shares on the TSX for the 10 previous trading days ending October 20, 2006. See "NQL Energy Services Inc. – Price Range and Trading Volume of Shares" in the Circular.

The Board of Directors of NQL (i) has received advice from Peters & Co. Limited, NQL's financial advisor, that the consideration to be received under the Offer is fair to the holders of Shares ("Shareholders") from a financial point of view, (ii) has determined that the Offer is in the best interests of NQL and the Shareholders, and (iii) unanimously recommends acceptance of the Offer by the Shareholders.

In connection with the Offer, certain Shareholders and all of the directors and officers of NQL (collectively, the "Tendering Shareholders") have agreed to deposit an aggregate of approximately 18.2 million Shares and Shares issuable on exercise of Options (or approximately 40% of the outstanding Shares (on a fully diluted basis)) pursuant to the Offer and not to withdraw such Shares, except in certain limited circumstances. See "Arrangements, Agreements or Understandings – Lock-Up Agreements" in the Circular.

(cover continued on the following page)

Persons whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

Persons whose Shares are registered in their names who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper), and deposit it, together with the certificate or certificates representing their Shares, in accordance with the instructions in the accompanying Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described under section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on green paper).

Questions and requests for assistance may be directed to the Dealer Manager, Depositary or your broker or other financial advisor. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at any of its offices shown on the last page of this document.

The Depositary for the Offer is:

CIBC Mellon Trust Company

The Dealer Manager for the Offer is:

CIBC World Markets Inc.

The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Shareholder in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Dealer Manager or the Depositary.

Information Concerning NQL

Although the Offeror has had discussions with the management of NQL and has reviewed certain contracts and records of NQL, unless otherwise indicated in this Circular, the information concerning NQL contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of NQL on file with Canadian securities regulatory authorities, the TSX and other public sources and information provided to the Offeror by NQL. Although the Offeror has no knowledge that would indicate that any statements relating to NQL contained herein based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by NQL to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to the Offeror.

Notice to Shareholders in the United States

This transaction has not been approved or disapproved by any United States or Canadian federal, state or provincial securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer and the Circular. Any representation to the contrary is unlawful.

The Offer is made for the securities of a Canadian corporation in accordance with the disclosure requirements of certain provinces of Canada. Shareholders in the United States should be aware that these

requirements are different from those of the United States. The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that the majority of its officers and directors reside outside the United States, that some of the experts named in the Circular reside outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Shareholders who are citizens or residents of the United States should be aware that tendering their Shares pursuant to the Offer may have tax consequences under the laws of both the United States and Canada that are not described in the Circular and it is recommended that they consult their tax advisors for information with respect thereto. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in the Circular.

Currency and Exchange Rates

All dollar references in this document, which incorporates the Offer and the Circular, and in the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany this document, are in Canadian dollars, except where otherwise indicated.

On October 30, 2006, the rate of exchange for the Canadian dollar expressed in U.S. dollars, based on the closing rate as provided by the Bank of Canada, was Canadian $1.00 = United States $0.8880.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer and Circular are "forward-looking statements" and are prospective. These statements may be identified by their use of forward-looking terminology such as the words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

TABLE OF CONTENTS

SUMMARY

The following is a summary of more detailed information appearing elsewhere in the Offer and Circular, and is qualified in all respects by such information. Shareholders should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary.

The Offer

The Offeror is offering, upon the terms and subject to the conditions of the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, to purchase all of the issued and outstanding Shares, including all Shares which may be issued on the exercise of outstanding options to purchase Shares, for $7.60 in cash per Share. See section 1 of the Offer, "The Offer".

The Offer is made only for Shares and is not made for any options to purchase Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Shares and deposit the Shares in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of Options will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery". All Options tendered to NQL for exercise, conditional on the Offeror taking up Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. Furthermore, the Offeror shall accept as validly tendered under the Offer all Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Options indicate that such Shares are tendered pursuant to the Offer. See "Acquisition Agreement - Options" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Shareholder in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror and its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time at least 66⅔% of the Shares (on a fully diluted basis), other than those Shares held by the Offeror or its affiliates or by Persons whose shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction. This condition, and the other conditions to the Offer, are described in section 4 of the Offer, "Conditions of the Offer".

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time, being 6:00 p.m (Calgary time) on December 6, 2006, unless extended at the Offeror's sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer. See section 5 of the Offer, "Extension and Variation of the Offer" and section 6 of the Offer, "Take Up and Payment for Deposited Shares".

Recommendation of NQL Board

The Board of Directors of NQL (i) has received advice from Peters & Co. Limited, NQL's financial advisor, that the consideration to be received under the Offer is fair to Shareholders from a financial point of view, (ii) has determined that the Offer is in the best interests of NQL and the Shareholders, and (iii) unanimously recommends acceptance of the Offer by the Shareholders.

Fairness Opinion

Peters & Co. Limited, the financial advisor to the Board of Directors of NQL, has delivered a fairness opinion to the Board of Directors in which they concluded that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders.

Lock-Up Agreements

The Offeror and the Tendering Shareholders entered into agreements (the "**Lock-Up Agreements**") pursuant to which the Tendering Shareholders agreed to deposit an aggregate of approximately 18.2 million Shares, including Shares issuable on exercise of Options, (or approximately 40% of the outstanding Shares (on a fully diluted basis)) pursuant to the Offer and not to withdraw such Shares except as discussed under "Arrangements, Agreements or Understandings – Lock-Up Agreements" in the Circular.

The Offeror, Dreco and National

The Offeror was incorporated under the laws of the Province of Alberta and is a direct wholly-owned subsidiary of Dreco and an indirect wholly-owned subsidiary of National. The Offeror has not carried on any business other than incidental to the making of the Offer.

Dreco was incorporated under the laws of the Province of Alberta and is an indirect wholly-owned subsidiary of National.

National is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry. See "The Offeror, Dreco and National" in the Circular.

NQL Energy Services Inc.

NQL is involved in the sale, rental, lease and service of bottom hole assemblies (BHA) and BHA components to customers in the directional drilling and straight hole drilling markets on a worldwide basis. Disclosure documents of NQL are available at *www.sedar.com*. See "NQL Energy Services Inc." in the Circular.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Shares. See "Purpose of the Offer and the Offeror's Plans for NQL" in the Circular.

If the Offeror takes up and pays for Shares validly deposited pursuant to the Offer, the Offeror intends to acquire any remaining Shares through a Compulsory Acquisition or, if the Offeror's right of compulsory acquisition is not available, then pursuant to a Subsequent Acquisition Transaction. See "Acquisition of Shares Not Deposited" in the Circular.

If the Offer is successful, it is expected that certain changes will be effected with respect to the composition of the Board of Directors and officers of NQL to allow nominees of the Offeror to become directors and officers of NQL. Following consummation of the Offer, the Offeror intends to review the affairs and operations of NQL and consider what actions might be appropriate in the circumstances, which actions may include staffing changes, integration of the business of NQL with the business of the Offeror and disposition of certain assets of NQL. Such actions may also include the winding-up or amalgamation of NQL with the Offeror or a subsidiary of the Offeror as part of a Subsequent Acquisition Transaction or otherwise.

If permitted by applicable law, subsequent to the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Shares from the TSX and to cause NQL to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer at such time. The effect of these actions will be that NQL will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs. See "Purpose of the Offer and the Offeror's Plans for NQL" in the Circular.

Acquisition Agreement

On October 22, 2006, NQL and Dreco entered into the Acquisition Agreement pursuant to which Dreco agreed that it would make, or cause a wholly-owned subsidiary to make, the Offer. See "Acquisition Agreement" in the Circular.

The Acquisition Agreement contains, among other things, covenants of the Offeror relating to the making of the Offer and covenants of NQL relating to steps to be taken to support the Offer. NQL agreed to immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than Dreco and its affiliates) conducted on or before the date of the Acquisition Agreement by NQL or its subsidiaries or any of its or their officers, directors, employees, financial advisors, legal counsel, representatives or agents ("**NQL Representatives**") with respect to any actual or potential Acquisition Proposal. NQL also agreed that, immediately following the execution of the Acquisition Agreement, it would send a letter to all parties who have entered into confidentiality agreements with NQL pertaining to any actual or potential Acquisition Proposal and would use reasonable commercial efforts to have all materials provided to such parties by NQL, destroyed or returned to NQL or a NQL Representative, as the case may be, in accordance with the confidentiality agreements with such parties. NQL agreed that it would immediately advise the Offeror orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely effect the completion of the Offer.

NQL has agreed that upon receipt of an Acquisition Proposal, it will provide immediate notice thereof to the Offeror and shall provide the Offeror with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof. NQL has also agreed to notify the Offeror immediately if the Board of Directors determines that any *bona fide* written Acquisition Proposal constitutes a Superior Proposal. For a period of five Business Days from the time that NQL notifies the Offeror of the fact that the Board of Directors has determined a *bona fide* written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such five business day period, NQL agreed that it will, and will cause its respective financial and legal advisors to, negotiate in good faith with the Offeror to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable the Offeror to proceed with, and NQL to support and continue to recommend or to reaffirm acceptance of, the Offer as amended rather than the Superior Proposal. In the event the Offeror offers to amend the Acquisition Agreement and the Offer to provide that Shareholders shall receive a value per Share equal to or having a value greater than the value per Share provided in the Superior Proposal and so advises the Board of Directors prior to the expiry of such five business day period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

NQL has agreed to pay to the Offeror a non-completion fee of $11 million upon the occurrence of certain events. See "Acquisition Agreement" in the Circular.

Manner of Acceptance

Persons whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact their nominees to deposit their Shares.

Persons whose Shares are registered in their names who wish to accept the Offer must deposit certificates representing their Shares, together with the accompanying Letter of Transmittal (printed on blue paper), duly completed and executed, and all other documents required by the accompanying Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal no later than the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. See section 3 of the Offer, "Manner of Acceptance - Letter of Transmittal".

Alternatively, Shareholders may follow the procedures for guaranteed delivery described under section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on green paper).

If a Letter of Transmittal has been executed by a person other than the registered holder(s) of the Shares deposited therewith, then the certificate(s) of the Shares must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), which also might be required under certain other circumstances as set forth in the Letter of Transmittal.

The deposit of Shares pursuant to the procedures set forth in the Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer unless the conditions described in section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time and at the time the Offeror first takes up and pays for Shares under the Offer, at least 66⅔% of the Shares (on a fully diluted basis), other than those Shares held by the Offeror or its affiliates or by Persons whose shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction. For a complete description of the conditions to the Offer, see section 4 of the Offer, "Conditions of the Offer".

Take Up and Payment for Deposited Shares

If all the conditions referred to in section 4 of the Offer, "Conditions of the Offer", are waived by the Offeror or satisfied, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Shares validly deposited and not withdrawn under the Offer not later than ten days after the Expiry Date. Any Shares taken up will be paid for as soon as possible, and in any event, not more than three business days after they are taken up. In accordance with applicable law, any Shares deposited under the Offer after the first date on which Shares have been taken up by the Offeror are required to be paid for within three business days after being taken up and in any event will be taken up and paid for, without interest, within ten days of such deposit. See section 6 of the Offer, "Take Up and Payment for Deposited Shares".

Withdrawal of Deposited Shares

Except as otherwise provided in Section 7 of the Offer, "Withdrawal of Deposited Shares", all deposits of Shares pursuant to the Offer are irrevocable.

Stock Exchange Listing and Trading of Shares

The Shares are listed on the TSX under the symbol "NQL". On October 20, 2006 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer) the closing price of the Shares on the TSX was $6.02. The Offer represents a 26% premium over the closing price of the Shares on the TSX on October 20, 2006 and a 37% premium to the volume weighted average trading price of the Shares on the TSX for the 10 previous trading days ending October 20, 2006. See "NQL Energy Services Inc. – Price Range and Trading Volume of Shares" in the Circular.

Acquisition of Shares Not Deposited

If by the Expiry Time, the Offer has been accepted by the holders of not less than 90% of the Shares, other than Shares held at the date of the Offer by, or by a nominee for, the Offeror and its affiliates, and such Shares have been taken up and paid for by the Offeror, the Offeror currently intends to acquire the remaining Shares, pursuant to the Compulsory Acquisition provisions of the ABCA, on the same terms on which the Offeror acquired Shares pursuant to the Offer. If such statutory right of Compulsory Acquisition is not available, or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. The Offeror will, in any such case, cause the Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See "Acquisition of Shares Not Deposited" in the Circular.

Options

All Options with an exercise price below the Offer Price will be in-the-money and the holders of such Options will have the choice of (i) exercising their Options in the normal course or pursuant to a Conditional Exercise, (ii) receiving in cash the in-the-money amount upon agreement to cancel such Options, or (iii) effecting a

cashless exercise of their Options exercisable by payment in Shares of the in-the-money amount for the purposes of tendering to the Offer all Shares issued in connection with such cashless exercise. Holders of Options with an exercise price at or above the Offer Price shall be entitled to receive $0.10 per Option upon agreement to cancel such Options. All Options tendered to NQL for exercise, conditional on the Offeror taking up Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. Furthermore, the Offeror shall accept as validly tendered under the Offer all Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Options indicate that such Shares are tendered pursuant to the Offer. See "Acquisition Agreement - Options" in the Circular

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Shares and accompanying Letter of Transmittal at any of the offices specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery only at its Toronto office. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer. See "Depositary" in the Circular.

Soliciting Dealer Group

CIBC World Markets Inc. is acting as dealer manager in connection with the Offer and has undertaken to form a soliciting dealer group (the "**Soliciting Dealer Group**") comprising members of the Investment Dealers Association of Canada and members of the TSX to solicit acceptances of the Offer in Canada. Each member of the Soliciting Dealer Group, including CIBC World Markets Inc., is referred to herein as a "**Soliciting Dealer**". See "Soliciting Dealer Group" in the Circular.

Regulatory Matters

Competition Act (Canada)

Under the *Competition Act* (Canada), (the "**Competition Act**"), the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Where a transaction does not raise substantive issues under the Competition Act, the Commissioner of Competition (the "**Commissioner**") may issue an Advance Ruling Certificate ("**ARC**") in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification.

The Offeror intends to apply for an ARC in respect of the Offer and to make a short-form filing if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (a) the Commissioner shall have issued an ARC under Section 102 of the Competition Act in respect of the purchase of the Shares by the Offeror, or (b) the Commissioner shall have advised the Offeror and NQL in writing that the Commissioner has determined not to file an application for an Order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Offeror and NQL. See Section 4 of the Offer, "Conditions of the Offer". See also "Regulatory Matters" in the Circular.

Canadian Federal Income Tax Considerations

A Shareholder resident in Canada who holds Shares as capital property and who disposes of those Shares to the Offeror will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Shares. Shareholders who are not resident in Canada will not be subject to Canadian income tax on a disposition of their Shares pursuant to the Offer unless those Shares constitute "taxable Canadian property" to them which is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention.

The tax treatment of a Subsequent Acquisition Transaction will depend on the exact nature of the transaction to be carried out. The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer.

The foregoing is a brief summary of the principal Canadian Federal income tax consequences only. Shareholders are urged to read "Canadian Federal Income Tax Considerations" in the Circular, and consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

Shareholders should carefully read the information under "Certain United States Federal Income Tax Considerations" in the Circular, which qualifies the information below.

In general, and assuming that (i) the Shares do not constitute interests in a "passive foreign investment company" (a "**PFIC**") for United States federal income tax purposes, and (ii) certain other conditions are satisfied, a United States Shareholder (as defined herein) who disposes of Shares solely pursuant to the Offer, should recognize capital gain or loss for United States federal income tax purposes equal to the difference between (a) the cash received pursuant to the Offer, and (b) such holder's adjusted tax basis in the Shares so disposed. A non-corporate United States Shareholder may be subject to United States federal income tax at a preferential rate on any such capital gain if the United States Shareholder's holding period for the Shares sold or otherwise exchanges exceeds one year.

The foregoing is only a brief summary of certain United States federal income tax consequences of the Offer, and does not address any United States federal income tax consequences of the transaction described under "Acquisition of Shares Not Deposited". Shareholders are urged to read "Certain United States Federal Income Tax Considerations," in the Circular and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer.

Fees and Commissions

Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depositary. If a depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits such Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. See "Depositary" in the Circular.

GLOSSARY

In this document, which incorporates the Offer and the Circular, the terms set forth below shall have the meanings set forth below, unless the subject matter or context is inconsistent with such meaning or such terms are otherwise defined herein.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder.

"**Acquisition Agreement**" means the pre-acquisition agreement dated October 22, 2006 between Dreco and NQL, whereby Dreco agreed, subject to the terms and conditions of such agreement, to make, or cause a wholly-owned subsidiary to make, the Offer, as described under "Acquisition Agreement" in the Circular.

"**Acquisition Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of NQL or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of NQL whether by an arrangement, amalgamation, merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of NQL, take-over bid or exchange offer or similar transaction involving NQL, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of NQL or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of NQL (other than the transactions contemplated by the Acquisition Agreement).

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**AMF**" means the Autorité des marchés financiers (Québec).

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**Board of Directors**" means the board of directors of NQL.

"**business day**" means any day, other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close.

"**Canadian Securities Regulatory Authorities**" means the applicable Canadian provincial and territorial securities commissions and regulatory authorities.

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof.

"**Competition Act**" means the *Competition Act*, R.S.C. 1985, c.C-34, as amended.

"**Competition Act Approval**" means that the Commissioner of Competition appointed under the Competition Act shall have: (a) issued an advance ruling certificate under Section 102 of the Competition Act; or (b) advised the parties in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the parties.

"**Compulsory Acquisition**" has the meaning ascribed thereto under the heading "Acquisition of Shares Not Deposited - Compulsory Acquisition" in the Circular.

"**Conditional Exercise**" has the meaning ascribed thereto in section 1 of the Offer, "The Offer".

"**Confidentiality Agreement**" means the confidentiality agreement between National and NQL dated May 15, 2006.

"**Dealer Manager**" means CIBC World Markets Inc. at the offices specified in the Letter of Transmittal and on the last page of this document.

"**Deposited Shares**" has the meaning ascribed thereto in section 3 of the Offer, "Manner of Acceptance – General".

"**Depositary**" means CIBC Mellon Trust Company at the offices specified in the Letter of Transmittal and on the last page of this document.

"**Disclosure Letter**" means the written disclosure letter of NQL addressed to Dreco dated October 22, 2006 and delivered to Dreco in final form contemporaneously with the delivery of the Acquisition Agreement;

"**Dissenting Offeree**" has the meaning ascribed thereto under the heading "Acquisition of Shares Not Deposited – Compulsory Acquisition" in the Circular.

"**Distributions**" has the meaning ascribed thereto in section 3 of the Offer, "Manner of Acceptance – General".

"**Dreco**" means Dreco Energy Services Inc., a corporation existing under the laws of the Province of Alberta and a wholly-owned subsidiary of National.

"**Effective Date**" has the meaning ascribed thereto in section 3 of the Offer, "Manner of Acceptance – General".

"**Effective Time**" means the time at which the Offeror first takes up and pays for Shares deposited pursuant to the Offer.

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

"**Expiry Date**" means December 6, 2006 or such other date or dates as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer".

"**Expiry Time**" means 6:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer".

"**fully diluted basis**" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding Options and other rights to purchase or otherwise acquire Shares are exercised.

"**Governmental Authority**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange, including the TSX; (c) subdivision, agent, commission, board, or authority of any of the foregoing; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), as amended.

"**Latest Mailing Date**" means November 1, 2006.

"**Laws**" means applicable laws (including common law), statutes, by-laws, published rules, Regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.

"**Letter of Transmittal**" means the letter of transmittal (printed on blue paper) in the form accompanying the Offer and Circular.

"**Liabilities**" means all liabilities and obligations, whether under common law, in equity, under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise.

"**Lock-Up Agreements**" means, collectively, the lock-up agreements dated October 22, 2006 between Dreco and the Tendering Shareholders as described in the Circular under "Arrangements, Agreements or Understandings – Lock-Up Agreements".

"**Material Adverse Change**" means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), prospects, properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of NQL and its subsidiaries taken as a whole but "**Material Adverse Change**" shall not include a change resulting or arising from: (i) a matter that has prior to the date of the Acquisition Agreement been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil field services industry generally, or the provision of downhole tools generally; or (iii) general political, economic, financial, currency exchange, securities or commodity market conditions in any worldwide locations.

"**Material Adverse Effect**" means any effect resulting from a Material Adverse Change.

"**Material Subsidiary**" means each of the following subsidiaries of NQL: NQL Energy Services Canada Ltd., NQL Energy Services US, Inc., Prescott Drilling Motors, Inc. and NQL (US) Inc.

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of section 4 of the Offer, "Conditions of the Offer".

"**National**" means National Oilwell Varco, Inc.

"**Non-Resident Shareholder**" has the meaning ascribed thereto in the Circular under the heading "Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada".

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular.

"**NQL**" means NQL Energy Services Inc., a corporation subsisting under the ABCA.

"**NQL Representatives**" has the meaning ascribed thereto in "Summary - Acquisition Agreement".

"**Offer**" means the offer to purchase Shares made hereby to Shareholders and forming a part hereof.

"**Offer Period**" means the period commencing on the date of this document and ending at the Expiry Time.

"**Offer Price**" means $7.60 in cash for each Share.

"**Offeror**" means Dreco Acquisition Corporation, a corporation existing under the laws of the Province of Alberta and a wholly-owned subsidiary of Dreco and an indirect wholly-owned subsidiary of National.

"**Offeror's Notice**" has the meaning ascribed thereto under the heading "Acquisition of Shares Not Deposited – Compulsory Acquisition" in the Circular.

"**Options**" mean options to acquire Shares pursuant to NQL's stock option plan dated September 2, 2003, as amended.

"**OSC Rule 61-501**" means OSC Rule 61-501 – Insider Bid, Issuer Bids, Business Combinations and Related Party Transactions, as promulgated under the *Securities Act* (Ontario), as amended.

"**person**" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group comprised of more than one person, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or legal representative.

"**Regulation Q-27**" means Regulation Q-27 – Protection of Minority Securityholders in the Course of Certain Transactions, as adopted under the *Securities Act* (Quebec), as amended.

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by any Governmental Authority.

"**Regulatory Approvals**" means those sanctions, rulings, waivers, consents, orders, exemptions, permits, licenses, authorizations and other approvals (including the lapse, without objection, of a prescribed time or waiting period under a statute or regulation that states that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection or an opposition being filed, made or initiated) of any Governmental Authority.

"**Shares**" means the Class "A" common shares of NQL.

"**Shareholders**" means the holders of Shares.

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto under the heading "Acquisition of Shares Not Deposited - Subsequent Acquisition Transactions" in the Circular.

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended.

"**Superior Proposal**" means any *bona fide* written Acquisition Proposal which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the form of consideration and the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer from a financial point of view to Shareholders.

"**Tax Act**" means the *Income Tax Act* (Canada) and regulations thereunder, as amended.

"**Tendering Shareholders**" means, collectively, the Shareholders who have entered into the Lock-Up Agreements, being CanFund VE Investors II, L.P., Lime Rock Partners II, L.P., S. Patrick Shouldice, Kevin L. Nugent, Thomas R. Bates, Jr., John G. Clarkson, William J. Myers, Dean G. Prodan, Callin C. (Joe) Kerr, Darren B. Stevenson and Susan J. Foote, as described in the Circular under "Arrangements, Agreements or Understandings – Lock-Up Agreements".

"**TSX**" means the Toronto Stock Exchange.

"**United States**" or "**U.S.**" means the United States of America, its territories, its possessions or other areas subject to its jurisdiction.

OFFER

TO: THE HOLDERS OF CLASS "A" COMMON SHARES OF NQL ENERGY SERVICES INC.

1. The Offer

The Offeror is offering, upon the terms and subject to the conditions of the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery to purchase all of the issued and outstanding Shares, including all Shares which may be issued on the exercise of outstanding Options to purchase Shares, for Cdn. $7.60 in cash per Share. The Offer Price is subject to downward adjustments if the Board of Directors at any time after the date of the Acquisition Agreement declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise, with respect to the Shares, which adjustments shall be equal to the amount of any such dividend or other distribution.

The Offer is made only for the Shares and is not made for any Options or other rights to purchase Shares. It is a condition of the Offer that all outstanding Options or any other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Shares shall have been exercised in full, converted or repurchased as permitted by the Acquisition Agreement or irrevocably released, surrendered, waived or terminated. Any holder of such Options or other rights who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable law, exercise such Options in order to obtain certificates representing Shares and deposit the Shares in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of Options will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of this Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery". All Options tendered to NQL for exercise, conditional on the Offeror taking up Shares under the Offer ("**Conditional Exercise**"), shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. Furthermore, the Offeror shall accept as validly tendered under the Offer all Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Options indicate that such Shares are tendered pursuant to the Offer. See "Acquisition Agreement - Options" in the Circular.

Holders of Options or other rights to purchase Shares should also consult their own tax advisors for advice with respect to the potential income tax consequences to them of exercising such Options or other rights.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror and its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is subject to certain conditions as detailed under section 4 of the Offer, "Conditions of the Offer". If such conditions are met, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Shares validly deposited under the Offer and not withdrawn in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law and the Acquisition Agreement) by the Offeror without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depositary. If a depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. See "Depositary" in the Circular.

The attached Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time, being 6:00 p.m. (Calgary time) on December 6, 2006, unless extended at the Offeror's sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer. See section 5 of the Offer, "Extension and Variation of the Offer" and section 6 of the Offer, "Take Up and Payment for Deposited Shares."

3. Manner of Acceptance

Letter of Transmittal

In order for a Shareholder to validly deposit Shares to the Offer:

(a) a Letter of Transmittal in the form (printed on blue paper) accompanying the Offer, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and any other documents required by the instructions set out in the Letter of Transmittal, together with the certificate or certificates representing the Shares in respect of which the Offer is being accepted, must be received by the Depositary, at any of the offices listed in the Letter of Transmittal, no later than the Expiry Time; or

(b) the depositing Shareholder must comply with the guaranteed delivery procedures described below.

The Offer will not be validly accepted in accordance with the above requirements unless the Depositary actually receives the required documents at one of its offices listed in the Letter of Transmittal at or before the Expiry Time.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, all signatures in the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal has been executed by a person other than the registered holder(s) of the Shares deposited therewith, then the certificate(s) representing the Shares must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), which also might be required under certain other circumstances as set forth in the Letter of Transmittal. **The signature(s) on such endorsement or securities transfer power of attorney must be guaranteed by an Eligible Institution.**

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate or certificates representing such Shares are not immediately available, or (ii) such Shareholder is not able to deliver the certificates representing such Shares and all other required documents to the Depositary at or prior to the Expiry Time, then such Shares may nevertheless be deposited for acceptance pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery in the form (printed on green paper) accompanying the Offer, or a signed facsimile thereof, properly completed and duly executed, is received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Shares, in proper form for transfer, together with a Letter of Transmittal in the form (printed on blue paper) accompanying the Offer, properly completed and duly executed, covering the relevant Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Shares referenced therein, as set forth in the Notice of Guaranteed

Delivery. The Notice of Guaranteed Delivery may be delivered by hand, mail or facsimile transmission so as to be received by the Depositary at its office in Toronto, Ontario, not later than the Expiry Time. **Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificates representing the Shares to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

General

In all cases, payment for the Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Shares together with a Letter of Transmittal, properly completed and duly executed, covering the applicable Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of certificates representing the Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt be obtained from it. If such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Persons whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing such Shares.

Power of Attorney

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder. This appointment is with respect to the Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Deposited Shares**") and, provided that the Offeror does not elect to reduce the Offer Price in accordance with the terms of the Acquisition Agreement, with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares, or any of them, on or after October 31, 2006, (collectively, the "**Distributions**"), effective on and after the date that the Offeror takes up and pays for the Deposited Shares (the "**Effective Date**"), with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of such Shareholder:

(a) register or record the transfer of Deposited Shares and/or any Distributions consisting of securities on the appropriate register of holders maintained by NQL; and

(b) exercise any and all of the rights of the holder of the Deposited Shares and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents, as applicable, in respect of all or any of the Deposited Shares and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such holder in respect of such Deposited Shares and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of Shareholders, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Deposited Shares and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Shares and/or Distributions.

Furthermore, a holder of Deposited Shares and/or Distributions who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Deposited Shares and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of Shareholders and not to exercise any or all of the other rights or privileges attached to the Deposited Shares and/or Distributions, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents in respect of the Deposited Shares and/or Distributions and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or the proxy nominee or nominees of the holder of the

Deposited Shares and/or Distributions. Upon such appointment, all prior proxies given by the holder of such Deposited Shares or Distributions shall be revoked and no subsequent proxies may be given by such person with respect thereto.

A holder of Deposited Shares and/or Distributions who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and/or the Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

The deposit of Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that:

(a) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Shares and any Distributions being deposited;

(b) the Shares and any Distributions being deposited have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Shares and any Distributions to any other person;

(c) such Shareholder has good title to and owns the Shares and any Distributions being deposited within the meaning of applicable securities laws;

(d) the deposit of such Shares and any Distributions complies with applicable securities laws; and

(e) when such Shares and any Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares or Distributions deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Shares, Distributions or accompanying documents. **There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.**

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out above.

4. Conditions of the Offer

Subject to the provisions of the Acquisition Agreement, the Offeror shall have the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at least $66^{2}/_{3}$% of the Shares on a fully-diluted basis (the "**Minimum Condition**") other than those Shares held by the Offeror or its affiliates or by Persons whose Shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction;

(b) all requisite Regulatory Approvals, including those of any stock exchanges, or other Canadian Securities Regulatory Authorities, as well as the Competition Act Approval and those under the HSR Act shall have been obtained on terms satisfactory to the Offeror in its sole discretion, acting reasonably, and all applicable statutory waiting periods shall have expired or earlier terminated;

(c) the Offeror shall have determined in its discretion, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority or any other Person, in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, whether or not having the force of Law, in either case:

(i) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares or on the ability of the Offeror to complete a Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii) which would reasonably be expected to have a Material Adverse Effect or materially interfere with the Offeror's ability to effect a Compulsory Acquisition or Subsequent Acquisition Transaction; or

(iii) which would reasonably be expected to materially interfere with the Offeror's ability to proceed with the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction) and/or take up and pay for any Shares deposited under the Offer;

(d) the Offeror shall have determined in its discretion, acting reasonably, that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall not exist or have occurred, in the judgment of the Offeror, acting reasonably, a Material Adverse Change;

(f) the Offeror shall have determined that neither NQL nor any of its subsidiaries, affiliates or associates has taken any action, proposed to take any action or disclosed any previously undisclosed action taken by them, and no other party shall have taken any action that could reasonably be expected to have a Material Adverse Effect or that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(g) the Offeror shall not have become aware of any untrue statement of a material fact, or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of NQL with any securities commission or similar securities regulatory authority in any of the provinces of territories of Canada or in the United States, including, without limitation, any annual information form, financial statements, material change report or management proxy circular or in any document so filed or released by NQL to the public;

(h) there shall not have occurred any actual or threatened change to any tax, duty, custom or fiscal laws, regulations, administrative policies, rulings or proposals of any country or jurisdiction in which NQL or a Material Subsidiary operates (including, without limitation, to the Tax Act (including without limitation any proposal by the Minister of Finance (Canada) to amend the Tax Act) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act) that, in the sole judgement of the Offeror acting reasonably, directly or indirectly, has or is reasonably likely to have a Material Adverse Effect or have a material adverse effect with respect to completing any Compulsory

Acquisition or Subsequent Acquisition Transaction or with respect to the ability of the Offeror to combine or to operate the combined businesses of NQL and the downhole tool business of Dreco;

(i) at the Expiry Time:

(i) all representations and warranties of NQL in the Acquisition Agreement:

(A) that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(B) that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in all respects except for changes thereto resulting from the issuance of Shares under the terms of the Options) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect; and

(ii) NQL shall have observed and performed its covenants in the Acquisition Agreement in all material respects to the extent that such covenants were to have been observed or performed by NQL at or prior to the Expiry Time; and

(iii) the Offeror shall have received a certificate of two senior officers of NQL, not in their personal capacity, confirming the foregoing;

(j) the Acquisition Agreement shall not have been terminated in accordance with its terms;

(k) the Lock-up Agreements shall have been complied with and shall not have been terminated and shall be in full force and effect provided that this condition may not be asserted by the Offeror if sufficient Shares are validly deposited and not withdrawn to permit the Offeror to complete a Compulsory Acquisition; and

(l) all outstanding options or warrants or any other rights or entitlements (including the Options) granted to purchase or otherwise acquire authorized and unissued Shares shall have been exercised in full, converted or repurchased as permitted by the Acquisition Agreement or irrevocably released, surrendered, waived or terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror or any of its affiliates). The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. For greater certainty, each of the conditions set out in this section 4, "Conditions of the Offer", is independent of and in addition to each other condition set out in this section 4, "Conditions of the Offer", and may be asserted irrespective of whether any other condition may be asserted in connection with any particular event, occurrence or state of facts or otherwise.

Any determination by the Offeror concerning the events described in this section 4, "Conditions of the Offer", will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in section 11, "Notice", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Shares deposited under the Offer and all certificates for deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned, at the Offeror's expense, to the parties by whom they were deposited.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended in the Offeror's sole discretion.

Subject to the terms of the Acquisition Agreement and as hereinafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in section 11 of the Offer, "Notice", to all Shareholders whose Shares have not been taken up prior to the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of a waiver of a condition, the Offer shall not expire before ten days after a notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to, among other things, section 6 of the Offer, "Take Up and Payment for Deposited Shares", and section 7 of the Offer, "Withdrawal of Deposited Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Shares under the Offer is increased, then the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares are taken up by the Offeror before such variation.

6. Take Up and Payment for Deposited Shares

If all the conditions referred to under section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by the Offeror, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Shares deposited under the Offer not later than ten days after the Expiry Date. Any Shares taken up will be paid for as soon as possible, and in any event, not more than three business days after they are taken up. In accordance with applicable law, any Shares deposited under the Offer after the date on which the Offeror first takes up Shares deposited under the Offer are required to be paid for within three business days after being taken up and in any event must be taken up and paid for within ten days of the deposit of such Shares.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, for such period of time as may be necessary to obtain any necessary regulatory approvals or clearances. See section 4 of the Offer, "Conditions of the Offer". If, for any reason whatsoever, the take up of any Shares deposited pursuant to the Offer is delayed, or the Offeror is unable to take up Shares deposited pursuant to the Offer, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, nevertheless, on behalf of the Offeror, retain the deposited Shares, except to the extent that the depositing Shareholders exercise withdrawal rights as described in section 7 of the Offer, "Withdrawal of Deposited Shares". The Offeror will not, however, take up and pay for any Shares deposited under the Offer unless the Offeror

simultaneously takes up and pays for all Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta, of its acceptance for payment of such Shares pursuant to the Offer.

The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by persons who have deposited and not withdrawn Shares pursuant to the Offer.

Settlement with each Shareholder who has deposited and not withdrawn Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque, payable in Canadian funds, representing the cash to which such Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, such cheques will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by or on behalf of NQL. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price for Shares purchased by the Offeror, regardless of any delay in making such payment.

If any deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than the Shareholder desires to deposit, a certificate for Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. See section 8, "Return of Shares".

Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depositary to accept the Offer. If a depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. See "Depositary" in the Circular.

7. Withdrawal of Deposited Shares

Except as otherwise stated in this section 7 and subject to applicable law, all deposits of Shares pursuant to the Offer are irrevocable; however, any Shares deposited in acceptance of the Offer may be withdrawn (unless otherwise agreed) by or on behalf of the depositing Shareholder at the place of deposit (unless otherwise required or permitted by applicable law):

(a) at any time when the Shares have not been taken up by the Offeror; or

(b) at any time after three business days from the date that the Offeror takes up such Shares, if such Shares have not been paid for by the Offeror.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for

more than ten days after the notice of variation has been delivered, or (ii) a variation consisting solely of the waiver of a condition of the Offer; or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror,

any Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of ten days after the date upon which the notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Shares (or the Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be:

(a) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and

(b) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn.

Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in the Letter of Transmittal), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. **There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.**

If the Offeror extends the Offer, is delayed in taking up or paying for Shares, or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, no Shares may be withdrawn, except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this section 7 or pursuant to applicable law.

Withdrawals may not be rescinded and any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Shares

If any deposited Shares are not taken up and paid for by the Offeror for any reason, or if certificates are submitted for more Shares than are deposited, certificates for Shares not purchased or deposited will be returned at the Offeror's expense by either sending new certificates representing Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the depositing Shareholder in the Letter of

Transmittal or, if such name or address is not so specified, in such name and to such address of such Shareholder as shown on the registers maintained by or on behalf of NQL as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Shares on or after October 31, 2006. Provided that the Offeror does not elect to reduce the Offer Price in accordance with the terms of the Acquisition Agreement, if NQL should declare or pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Shares into the name of the Offeror or its nominee or transferee on NQL's share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by the Offeror pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Canadian Federal Income Tax Considerations" or "United States Federal Income Tax Considerations" in the Circular.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques in payment for Shares purchased pursuant to the Offer and certificates representing Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates were deposited, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this section 10 as soon as reasonably practicable after the making of such determination and in accordance with section 11 of the Offer, "Notice". Notwithstanding section 6 of the Offer, "Take Up and Payment for Deposited Shares", the deposit of cheques at the office of the Depositary for delivery to the depositing Shareholders in such circumstances will constitute delivery to the persons entitled thereto and the Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by or on behalf of NQL and will be deemed to have been received on the first day following the date of mailing which is a business day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, then any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders, if it is:

(a) given to the TSX for dissemination through its facilities;

(b) published once in the national edition of *The Globe and Mail* or *The National Post*; together with La Presse; or

(c) distributed through the facilities of Canada NewsWire Ltd. or CCNMatthews News Service.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Shares Not Deposited

If, by the Expiry Time the Offer has been accepted by the holders of not less than 90% of the Shares, other than Shares held at the date of the Offer by, or by a nominee for, the Offeror and its affiliates and such Shares have been taken up and paid for by the Offeror, then the Offeror currently intends to acquire the remaining Shares pursuant to the compulsory acquisition provisions of the ABCA on the same terms on which the Offeror acquired Shares pursuant to the Offer. If such statutory right of compulsory acquisition is not available or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. The Offeror will in any such case cause the Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own sufficient Shares to effect such a transaction. See "Acquisition of Shares Not Deposited" in the Circular.

13. Market Purchases

Other than pursuant to the Offer, the Offeror will not purchase Shares during the Offer Period.

Although the Offeror has no current intention to sell Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Shares after the Offer Period.

14. Other Terms of the Offer

The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained herein or in the Circular, and, if given or made, such information, representation or warranty must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and any withdrawals of Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Shares or notice of withdrawal of Shares, and the due completion and execution of the Letter of Transmittal and Notice of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Shares or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

October 31, 2006.

DRECO ACQUISITION CORPORATION

By: (signed) Dwight W. Rettig

Dwight W. Rettig
Secretary

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

The following information is provided with respect to the accompanying Offer dated October 31, 2006 by the Offeror to purchase all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of Options or other rights to purchase Shares.

The terms and conditions of the Offer are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. All sums expressed in dollars herein are in Canadian dollars unless otherwise expressly stated.

Although the Offeror has had discussions with the management of NQL and has reviewed certain contracts and records of NQL, unless otherwise indicated in this Circular, the information concerning NQL contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of NQL on file with Canadian securities regulatory authorities, the TSX and other public sources and information provided to the Offeror by NQL. Although the Offeror has no knowledge that would indicate that any statements relating to NQL contained herein based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor any of its directors and officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by NQL to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of NQL must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of NQL subsequent to the date of the most recent published financial statements of NQL.

ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Acquisition Agreement and is qualified in its entirety by the provisions of the Acquisition Agreement, which has been filed by NQL with the Canadian Securities Regulatory Authorities and is available at www.sedar.com.

General

Pursuant to the Acquisition Agreement, Dreco, a wholly-owned subsidiary of National, agreed to make, or cause a wholly-owned subsidiary to make, by way of take-over bid, the Offer to purchase all of the Shares, including any and all Shares issued or issuable upon the exercise, surrender or conversion of Options at a price of $7.60 in cash per Share.

The Offeror is not a party to the Acquisition Agreement and is making the Offer as the nominee of Dreco, as permitted by the Acquisition Agreement. The Acquisition Agreement provides that Dreco shall continue to be liable to NQL for any default in performance by the Offeror under the Offer.

The Acquisition Agreement provides that the Offer is subject to certain conditions, including that there shall have been deposited under the Offer and not withdrawn at least $66^2/_3$% of the Shares outstanding on a fully-diluted basis, other than those Shares held by the Offeror or its affiliates or by persons whose shares may not be included as part of the minority approval, if required, of a Subsequent Acquisition Transaction. Unless all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror has the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer. In the event that any appropriate Regulatory Approval is not obtained prior to the Expiry Time, unless such approval has been denied, the Offeror agrees that it will extend the Offer for a period of not less than 10 days beyond the Expiry Time pending receipt of such approval. In the event any Regulatory Approval remains outstanding after the first such extension, the Offeror agrees that it will extend the Offer for an additional period of not less than 10 days. If, on the first occasion on which the Offeror has taken up any Shares

pursuant to the Offer, the Shares taken up represent less than 90% of the then outstanding Shares, then the Offeror shall extend the Offer for at least 10 days. See Section 4 of the Offer, "Conditions of the Offer".

Approval by the Board of Directors of NQL

Pursuant to the Acquisition Agreement, NQL agreed to support the Offer and confirmed that the Board of Directors, upon consultation with its outside legal and financial advisors, had unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders and that the Offer is in the best interests of NQL and the Shareholders, had unanimously approved the Offer and the Acquisition Agreement and had unanimously passed a resolution to recommend that Shareholders accept the Offer; provided that NQL may accept, approve or implement a Superior Proposal from a third party subject to and in accordance with the terms set forth in the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement contains a number of customary representations and warranties of NQL and Dreco relating to, among other things: corporate status and the corporate authorization and enforceability of, and board approval of, the Acquisition Agreement. The representations and warranties also address various matters relating to the business, operations and properties of NQL.

Cease Negotiations

Pursuant to the Acquisition Agreement, NQL agreed with Dreco that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than Dreco or its affiliates) conducted on or before the date of the Acquisition Agreement by NQL or NQL Representatives with respect to any actual or potential Acquisition Proposal. NQL also agreed that, immediately following the execution of the Acquisition Agreement, it would send a letter to all parties who have entered into confidentiality agreements with NQL pertaining to any actual or potential Acquisition Proposal and shall use reasonable commercial efforts to have all materials provided to such parties by NQL or prepared by such parties in respect of NQL, destroyed or returned to NQL or a NQL Representative, as the case may be, in accordance with the confidentiality agreements with such parties. NQL agreed that it would immediately advise the Offeror orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

No Solicitation

NQL agreed that after the execution of the Acquisition Agreement it would not, and would not authorize or permit any of its representatives to, directly or indirectly solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal. NQL also agreed that it would not provide or furnish to any party any information concerning NQL and its business, properties and assets in respect of, or which may reasonably be expected to lead to an Acquisition Proposal or to accept, recommend or enter into any agreement to implement an Acquisition Proposal. NQL also agreed not to release any party from any confidentiality or standstill agreement between NQL and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement.

The foregoing restrictions do not prevent NQL from (i) engaging in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by NQL or NQL Representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, providing or furnishing such party with information concerning NQL and its business, properties and assets and participating in or taking any other action if such party has first made a *bona fide* written Acquisition Proposal and the Board of Directors determines, acting reasonably, after taking into account the likelihood that such Acquisition Proposal can be completed, the form of consideration and the advice of its financial advisors, that such Acquisition Proposal is, or is reasonably likely to promptly lead to, a Superior Proposal and further determines in good faith, after considering applicable Law and receiving the advice of outside legal counsel that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law; (ii) complying with applicable rules under securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Acquisition Proposal to Shareholders; and (iii) provided NQL has complied with its obligations described under "Right to Match" below, accepting, recommending, approving or entering into any

agreement to implement a Superior Proposal and releasing the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by the Offeror during the five Business Day match period set forth in the Acquisition Agreement and after receiving the advice of outside counsel, that such action is necessary in order for the Board of Directors to comply with fiduciary duties under applicable Law.

Neither NQL nor the NQL Representatives is permitted to provide or furnish any information to any party unless NQL shall have entered into a confidentiality and standstill agreement with such party containing a standstill provision and terms and conditions otherwise substantially similar to those contained in the Confidentiality Agreement, following which NQL shall immediately provide the Offeror with any information provided to any such other party which had not previously been provided to the Offeror.

Right to Match

Pursuant to the Acquisition Agreement, NQL agreed that upon receipt of any Acquisition Proposal it will provide immediate notice thereof to the Offeror and shall provide the Offeror with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof.

NQL also agreed to notify the Offeror immediately if the Board of Directors determines that any *bona fide* written Acquisition Proposal constitutes a Superior Proposal. For a period of five Business Days from the time that NQL notifies the Offeror of the fact that the Board of Directors has determined a *bona fide* written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such five Business Day period, NQL agreed that it will, and will cause its respective financial and legal advisors to, negotiate in good faith with the Offeror to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable the Offeror to proceed with, and NQL to support and continue to recommend or to affirm acceptance of, the Offer as amended rather than the Superior Proposal. In the event the Offeror offers to amend the Acquisition Agreement and the Offer to provide that Shareholders shall receive a value per Share equal to or having a value greater than the value per Share provided in the Superior Proposal or otherwise amend the Offer and the Acquisition Agreement with the result that the Acquisition Proposal will no longer be a Superior Proposal to the Offer as amended and so advises the Board of Directors prior to the expiry of such five Business Day period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Waiver of Conditions

The Acquisition Agreement provides that the Offeror is permitted, in its sole discretion, to modify or waive any term or condition of the Offer provided that it will not, without the prior written consent of NQL: (i) change the number of Shares for which the Offer is made; (ii) increase the Minimum Condition or decrease the Minimum Condition to less than 50% of the issued and outstanding Shares (on a fully-diluted basis); (iii) decrease the consideration per Share (other than a downward adjustment if the Board of Directors at any time after the date of the Acquisition Agreement declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise, with respect to the Shares, which such adjustments shall be equal to the amount of any such dividend or other distribution) (iv) change the form of consideration payable under the Offer (other than pursuant to the Offeror's right to match a Superior Proposal); (v) impose additional conditions to the Offer; or (vi) otherwise amend the Offer or any terms and conditions thereof in a manner adverse to NQL or the Shareholders.

Non-Completion Fee

Provided there is no breach by the Offeror of a provision of the Acquisition Agreement which would have a material adverse effect on the success of the Offer, NQL has agreed to pay to the Offeror a non-completion fee of $11 million (the "**Non-Completion Fee**") forthwith and in any event within two Business Days after the first to occur of any of the following events:

(a) the Board of Directors withdraws, modifies or changes, or proposes publicly to withdraw, modify or change, any of its recommendations or determinations in a manner adverse to the Offeror or resolves to do so or recommends or proposes publicly to recommend that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(b) the Board of Directors recommends or approves or proposes publicly to recommend or approve an Acquisition Proposal;

(c) the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within ten days after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such ten day period, prior to the scheduled expiry of the Offer);

(d) NQL breaches in any material respect the provisions of the Acquisition Agreement described under "No Solicitation" or "Right to Match" above, or the Acquisition Agreement is terminated as a result of the Offeror failing to exercise its right to make an amended Offer as described under the "Right to Match" above;

(e) another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within twelve months of the Expiry Time;

(f) NQL enters into any agreement (other than a confidentiality and standstill agreement as contemplated in the Acquisition Agreement) with any person providing for an Acquisition Proposal prior to the Expiry Time; or

(g) the Acquisition Agreement is terminated by the Offeror pursuant to the Offeror's right to terminate the Acquisition Agreement as described under paragraphs (b)(ii) and (iii) under "Termination of the Acquisition Agreement" below or by NQL pursuant to NQL's right to terminate the Acquisition Agreement as described under paragraph (j) under "Termination of the Acquisition Agreement" below.

The Offeror has agreed that the payment of the Non-Completion Fee is the sole remedy of the Offeror in respect of any breach of the Acquisition Agreement by NQL provided, however, that any payment of the Non-Completion Fee will be without prejudice to the rights and remedies available to the Offeror in respect of any claim based on fraud or wilful misconduct of NQL or NQL Representatives.

Termination of the Acquisition Agreement

The Acquisition Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Time by mutual written consent of the Offeror and NQL;

(b) by the Offeror at any time:

   (i) after the Latest Mailing Date if any condition to making the Offer is not satisfied or waived by such date;

   (ii) if NQL is in default of any covenant or obligation under the Acquisition Agreement the result of which has or is reasonably likely to have a Material Adverse Effect or a material adverse effect on the success of the Offer and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default (which notice shall be provided by NQL as soon as practicable) and the Expiry Time; or

   (iii) if any representation or warranty of NQL:

(A) that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B) that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); or

(C) as to NQL's share capital on an undiluted and fully-diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Shares under the terms of Options),

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach or default or inaccuracy (which notice shall be provided by NQL as soon as practicable) and the Expiry Time;

(c) by NQL at any time:

(i) if the Offeror is in default of any covenant or obligation under the Acquisition Agreement to be performed by it; or

(ii) if any representation or warranty of the Offeror under the Acquisition Agreement is untrue or incorrect,

and the defaults under clause (i) or failure of such representation or warranty to be true and correct under clause (ii) is reasonably likely to prevent or have a material adverse effect on the success of the Offer, and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written notice of such breach, default or inaccuracy (which notice shall be provided by the Offeror as soon as practicable) and the Expiry Time;

(d) by the Offeror or NQL if the Effective Time has not occurred by February 28, 2007, unless, in the case of termination by NQL, the failure of the Offeror to take up and pay for the Shares arises as a result of a default by NQL of any covenant or obligation of NQL under the Acquisition Agreement as described in (b)(ii) above or as a result of any representation or warranty of NQL in the Acquisition Agreement being untrue or incorrect as described in (b)(iii) above;

(e) by NQL if the Offeror does not mail the Offer by the Latest Mailing Date (other than because any of the conditions to the making of the Offer was not satisfied or waived);

(f) by the Offeror or NQL if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition, unless the failure of such condition shall be due to the failure of the Offeror to perform the obligations required to be performed by it thereunder;

(g) by either the Offeror or NQL if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by NQL, NQL must have first paid the Non-Completion Fee);

(h) by the Offeror if there shall have occurred any Material Adverse Effect;

(i) by either the Offeror or NQL if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement shall have used all commercially reasonable efforts to oppose or remove such order, decree, ruling or injunction; or

(j) by NQL if:

(i) the Board of Directors has received a Superior Proposal;

(ii) NQL has notified the Offeror in writing of the existence of a Superior Proposal in accordance with the Acquisition Agreement;

(iii) following receipt by the Offeror of the notice of an Acquisition Proposal and a copy of the Superior Proposal, a period of at least five Business Days has elapsed;

(iv) taking into account any revised proposal made by the Offeror, such Superior Proposal remains a Superior Proposal;

(v) NQL has paid the Non-Completion Fee payable to the Offeror or its designee; and

(vi) NQL has otherwise complied with the provisions of the Acquisition Agreement as described under "Cease Negotiation", "No Solicitation" and "Right to Match" above.

Conduct of Business by NQL

NQL has agreed that, during the period commencing on the date of the Acquisition Agreement and ending on the earlier of the date on which the Offeror takes up and pays for the Shares under the Offer or the date the Acquisition Agreement is terminated, the business of NQL and its subsidiaries will be conducted only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws, NQL and its subsidiaries shall not take any action except in the usual and ordinary course and consistent with past practice and that NQL shall use all commercially reasonable efforts to maintain and preserve its business, organization, assets, employees and advantageous business relationships. NQL also agreed during such period not to take certain corporate actions and not to undertake certain measures related to the operations of NQL without the prior consent of the Offeror.

Reconstitution of the Board of Directors

If the Offeror takes up and pays for Shares under the Offer such that it owns more than 50% of the then outstanding Shares, NQL, immediately following such acquisition by the Offeror, shall use reasonable commercial efforts to cause the Board of Directors of NQL to be reconstituted through resignations of all existing NQL directors and the appointment of Offeror nominees in their stead. NQL shall, in accordance with the foregoing and subject to the provisions of the ABCA, secure the resignations of all NQL directors to be effective at such time as may be required by Offeror and cause the election of Offeror nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

Directors' and Officers' Insurance and Indemnities

Pursuant to the Acquisition Agreement, the Offeror agreed that prior to the Offeror taking up Shares under the Offer, the Offeror shall obtain an insurance policy on a "trailing" run-off basis on terms and conditions otherwise no less advantageous to the directors and officers of NQL than those contained in the policy in effect on the date of the Acquisition Agreement for all present and former directors and officers of NQL and its subsidiaries covering claims made prior to or within six years after the Effective Time. The Offeror further agreed that it shall, and shall cause NQL or any successor to NQL to, indemnify the directors and officers of NQL and its subsidiaries to the fullest extent to which the Offeror, NQL and its subsidiaries, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity.

Options

Pursuant to the Acquisition Agreement, all Options with an exercise price below the Offer Price will be in-the-money and the holders of such Options will have the choice of (i) exercising their Options in the normal course or pursuant to a Conditional Exercise, (ii) receiving in cash the in-the-money amount upon agreement to cancel such Options, or (iii) effecting a cashless exercise of their Options exercisable by payment in Shares of the in-the-money amount for the purposes of tendering to the Offer all Shares issued in connection with such cashless exercise.

Holders of Options with an exercise price at or above the Offer Price shall be entitled to receive $0.10 per Option upon agreement to cancel such Options.

Pursuant to the Acquisition Agreement, NQL has agreed that it will use its reasonable commercial efforts to ensure that all holders of Options either (a) exercise their Options and tender all Shares issued in connection therewith to the Offer prior to the Expiry Time, or (b) terminate the right to exercise any of their Options prior to the Expiry Time.

Pursuant to the Acquisition Agreement, all Options tendered to NQL for exercise, conditional upon the Offeror taking up the Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of the Shares by the Offeror. The Offeror shall accept as validly tendered under the Offer all of the Shares to be issued pursuant to the Conditional Exercise, provided that the holders of such Options indicate that such Shares are tendered pursuant to the Offer.

The Offeror has agreed to reasonably cooperate with NQL to facilitate the exercise of Options and the deposit of all Shares issued in connection therewith prior to the Expiry Time pursuant to the Offer.

Other Terms

The Offeror has agreed, to and after the Effective Time, to cause NQL and any successor to NQL, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of NQL.

Lock-Up Agreements

In connection with the Acquisition Agreement, Dreco has entered into Lock-Up Agreements pursuant to which certain Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Shares beneficially owned by such Shareholders and all Shares they shall acquire before the Expiry Time pursuant to the exercise or surrender of Options. See "Arrangements, Agreements or Understandings - Lock-Up Agreements" in the Circular.

THE OFFEROR, DRECO AND NATIONAL

The Offeror was incorporated under the laws of the Province of Alberta on October 27, 2006 and is a direct wholly-owned subsidiary of Dreco and an indirect wholly-owned subsidiary of National. The Offeror was incorporated for the purposes of making the Offer and has not carried on any business prior to the date of the Offer, other than in respect of matters relating to the making of the Offer. The Offeror's registered office is located at 2900, 10180 - 101, Edmonton, Alberta, T5J 3V5.

Dreco was incorporated under the laws of the Province of Alberta and is an indirect wholly-owned subsidiary of National. Dreco, through its various subsidiaries, is engaged in the provision of equipment and services to the oilfield on a worldwide basis. Dreco's registered office is located at 2900, 10180 - 101 Street, Edmonton, Alberta, T5J 3V5.

National is a leading worldwide provider of highly engineered drilling and well-servicing equipment, products and services to the exploration and production segments of the oil and gas industry. With operations in over 500 locations in over 50 countries across six continents, National designs, manufactures and services a comprehensive line of drilling and well servicing equipment; sells and rents drilling motors, specialized downhole tools, and rig instrumentation; performs inspection and internal coating of oilfield tubular products; provides drill cuttings separation, management and disposal systems and services; provides expendables and spare parts used in conjunction with its large installed base of equipment; and provides supply chain management services through its distribution network. National also manufactures coiled tubing, provides in-service pipeline inspections, manufactures high pressure fibreglass and composite tubing, and sells and rents advanced in-line inspection equipment to makers of oil country tubular goods. National has a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety, and environmental impact of oil and gas operations.

NQL ENERGY SERVICES INC.

Corporate Information

NQL was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its memorandum and articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. NQL's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the company was continued into the Province of Alberta under the ABCA. Effective July 11, 2005, the company changed its name from "NQL Drilling Tools Inc." to "NQL Energy Services Inc." In addition, the company simplified its ticker symbol on the TSX from "NQL.A" to "NQL".

Business of NQL

NQL provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis.

NQL offers a number of downhole tools and services to the directional drilling and performance/straight hole drilling markets, including drilling motors, EM-MWD (electromagnetic measurement while drilling) guidance systems, reamers, drilling jars, shock tools and various other complementary products. NQL's directional drilling motors, shock tools and drilling jars are marketed under the Black Max and Prescott trademarks while its straight hole drilling motors and reamers are marketed under the Stabeco trademark. NQL's EM-MWD directional drilling guidance system is marketed under the BlackStar trademark and is used in conventional and underbalanced drilling fluid systems.

NQL also machines and manufactures products for internal use and for other third party customers, primarily in the oil and gas industry. As well, NQL provides tong and tubular pick-up and laydown services to customers in Venezuela.

NQL's head office is located in Nisku (Edmonton), Alberta, where it has a full service facility, offering NQL's suite of core products including downhole drilling motors, EM-MWD guidance systems, reamers, drilling jars and shock tools. In addition, NQL has full service downhole tool facilities in Grande Prairie, Alberta; Estevan, Saskatchewan; Stafford, Willis and Odessa, Texas; Casper, Wyoming; Oklahoma City, Oklahoma; Lafayette, Louisiana; Bakersfield, California; Ojeda and Anaco, Venezuela; Holland; and the United Arab Emirates. NQL also operates sales and downhole tool stocking facilities in Parkersburg, West Virginia; Traverse City, Michigan; Vernal, Utah; Grand Junction, Colorado; Baker, Montana; and Barinas, Venezuela, and has sales offices in Calgary, Alberta and Denver, Colorado.

NQL's primary manufacturing and machining facility is located in Nisku, Alberta adjacent to its head office. This facility produces parts and components utilized in NQL's downhole tools business as well as machined goods for third party customers. In conjunction with the Prescott acquisition completed in March 2006, NQL acquired a motor manufacturing facility in Lafayette, Louisiana that produces parts and components utilized in NQL's mud lubricated bearing downhole motors. NQL also operates a manufacturing and servicing facility in Stafford, Texas where its EM-MWD systems are manufactured and maintained. In Bolivia, NQL operates a manufacturing and machining facility to produce oilfield products for third party customers in South America.

Disclosure Obligations

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of NQL must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of NQL subsequent to the date of the most recently published financial statements of NQL.

In addition, NQL is subject to the information and reporting requirements of the ABCA, the securities laws of certain provinces of Canada and the rules of the TSX. In accordance therewith, NQL files reports and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters. Information as of particular dates concerning NQL's directors and officers, their remuneration, stock options granted to them, the principal holders of the Shares and any material interests of

such persons in transactions with NQL and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX. NQL's public disclosure is available at *www.sedar.com.*

Description of Share Capital

The authorized capital of NQL consists of an unlimited number of Shares and an unlimited number of Class "B" common shares, of which, as at October 22, 2006, 43,150,162 Shares were issued and outstanding and no Class "B" common shares were issued and outstanding. In Addition, as at October 22, 2006, 2,380,500 Options were issued and outstanding.

The Shares rank equal to the Class "B" common shares. All of the outstanding common shares are fully paid and non-assessable. Holders of Shares are entitled to one vote per share at all shareholders' meetings. Holders of the Class "B" non-voting common shares shall not be entitled to receive notice of or to vote at any general meetings of NQL. Holders of Shares and the Class "B" common shares are entitled to receive dividends as and when declared by the Board of Directors of NQL and to receive pro rata the remaining property and assets of NQL upon its liquidation, winding-up or dissolution, subject to the rights of shares having priority.

NQL has not paid any dividends to the date hereof.

Ownership of Securities of NQL

For a description of the number, designation and percentage of outstanding securities of NQL owned, or over which control or direction is exercised, by directors and senior officers of NQL, associates of directors or senior officers of NQL, or any person or company acting jointly or in concert with NQL, please refer to the directors' circular of NQL to be mailed by NQL in connection with the Offer. For a description of persons or companies holding more than 10% of the outstanding Shares, please refer to such directors' circular.

Price Range and Trading Volume of Shares

The Shares are listed and posted for trading on the TSX under the symbol "NQL". The volume of trading and price ranges of the Shares on the TSX are set forth in the following table for the periods indicated.

Period	Price Range		Trading
2005	High	Low	Volume
October	$5.25	$4.20	2,097,251
November	$5.48	$5.05	1,440,421
December	$6.90	$5.16	4,073,573
2006			
January	$7.40	$6.40	1,991,732
February	$7.19	$5.58	3,735,193
March	$7.45	$6.35	3,017,191
April	$8.44	$6.95	3,500,962
May	$9.40	$8.05	3,429,555
June	$9.25	$7.10	1,925,851
July	$8.00	$6.74	915,999
August	$7.99	$7.45	881,523
September	$7.80	$6.40	2,393,908
October 1 - 30	$7.52	$5.28	13,867,286

On October 20, 2006 (the last trading day prior to the public announcement of the Offeror's intention to make the Offer), the closing price of the Shares on the TSX was $6.02. The Offer represents a 26 % premium over the closing price of the Shares on the TSX on October 20, 2006 and a 37% premium to the volume weighted average trading price of the Shares on the TSX for the 10 previous trading days ending October 20, 2006. The simple average of the closing price for the Shares on the TSX for the 20 business days prior to the public announcement of the Offeror's intention to make the Offer is $6.03.

Previous Distribution of Shares by NQL

Based solely on information provided by NQL and publicly available information, during the five years prior to the date hereof, NQL has not issued or distributed any of its Shares (excluding Shares distributed pursuant to the exercise of Options), except for the following:

Date	Description of Distribution	Number of Shares	Price Per Security	Aggregate Gross Proceeds to NQL
September 1, 2005	Consideration for Asset Purchase	1,187,648	$4.21[1]	N/A
October 16, 2003	Rights Offering	7,100,141	$3.15	$22,365,444
September 3, 2003	Private Placement	7,936,600	$3.15	$25,000,290
December 19, 2002	Public Offering	3,450,000	$7.15	$24,667,500
August 29, 2002	Consideration for Share Purchase	126,467	$9.16[1]	N/A

Note: (1) Deemed price per Share for Shares issued as consideration for share and asset purchases.

Previous Purchases and Sales by NQL

Based solely on information provided by NQL and publicly available information, NQL acquired an aggregate of 145,000 Shares at an average price of $6.53 per share pursuant to a normal course issuer bid during the period from November 2, 2005 to present.

Executive Employment Agreements

Pursuant to an employment agreement dated August 19, 2004, as amended on January 1, 2006, between NQL and Kevin Nugent, Mr. Nugent is entitled, upon a change in control of NQL, to terminate his employment agreement and, among other things, receive compensation equal to: (a) compensation accrued to the date of termination as well as accrued vacation entitlements and expenses, (b) a bonus equal to the sum of the total bonus earned in each of the two fiscal years prior to the termination of the employment agreement, (c) the immediate vesting of all unvested Options, and (d) a payment in an amount equal to two times his annual base salary, as adjusted.

Pursuant to an employment agreement dated July 11, 2005 between NQL and Callin Kerr, Mr. Kerr has the option, upon a change in control of NQL, of terminating the employment agreement and receiving compensation equal to: (a) his annual base salary and car allowance to the date of termination, (b) accrued vacation entitlement and bonus pro rated to the date of termination, (c) a severance payment equal to 12 months of the annual base salary and car allowance then being paid plus a bonus equivalent to the average annual bonus Mr. Kerr received in the previous two years, and (d) the immediate vesting of all unvested Options.

Pursuant to an employment agreement dated October 4, 2005, as amended on January 1, 2006, between NQL and Darren Stevenson, if Mr. Stevenson is dismissed without cause or constructively dismissed within one year of a change in control of NQL, then he shall be entitled to a severance payment equal to 12 months base salary.

For purposes of the agreements referred to above, a "change in control" will occur upon the successful completion of the Offer.

PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR NQL

Background of the Offer

National regularly evaluates possible acquisition opportunities with the objective of improving shareholder value. In early May 2006, National determined that NQL might be an attractive acquisition candidate. On May 15, 2006, National and NQL entered into a Confidentiality Agreement so that NQL could provide National with certain non-public materials that National required in order for National to more thoroughly evaluate the potential

acquisition of NQL. In June 2006, National indicated to NQL's financial advisor, Peters and Co. Limited, that National was not interested in proceeding with an acquisition at that time.

In the first half of October 2006, a representative of National met with a representative of a major Shareholder of NQL and expressed an interest in discussions with respect to a possible acquisition of NQL by National. NQL provided certain information to National pursuant to the Confidentiality Agreement previously executed between the parties. In connection with its due diligence, National advised NQL that it was agreeable to make the Offer at the Offer Price, and the parties negotiated the mutually agreeable terms of the Acquisition Agreement.

The Acquisition Agreement was executed by Dreco and NQL on October 22, 2006. At the same time, the Tendering Shareholders entered into their respective Lock-Up Agreements with Dreco. On October 23, 2006, National and NQL issued a press release disclosing the entering into of the Acquisition Agreement and other related agreements.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Shares (including Shares which may become outstanding on the exercise of Options), whereupon NQL will be a wholly-owned subsidiary of the Offeror.

If by the Expiry Time the Offer has been accepted by the holders of not less than 90% of the Shares and such Shares have been taken up and paid for by the Offeror, the Offeror intends to acquire the remaining Shares pursuant to the compulsory acquisition provisions of the ABCA on the same terms on which the Offeror acquired Shares pursuant to the Offer. If such statutory right of compulsory acquisition is not available, or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Shares not deposited under the Offer, including a Subsequent Acquisition Transaction. The Offeror will, in any such case, cause the Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See "Acquisition of Shares Not Deposited" in this Circular.

Plans for NQL

If the Offer is successful, then it is expected that certain changes will be effected with respect to the composition of the Board of Directors and officers of NQL to allow nominees of the Offeror to become directors and officers of NQL. See "Acquisition Agreement - Reconstitution of the Board of Directors" in this Circular. Following consummation of the Offer, the Offeror intends to review the affairs and operations of NQL and consider what actions might be appropriate in the circumstances, which actions may include staffing changes, integration of the business of NQL with the business of the Offeror and disposition of certain assets of NQL. Such actions may also include the winding-up or amalgamation of NQL with the Offeror or a subsidiary of the Offeror as part of a Subsequent Acquisition Transaction or otherwise.

If permitted by applicable law, subsequent to the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Shares from the TSX and, if there are fewer than 15 security holders of NQL in any province, and fewer than 51 Shareholders in total in Canada, to cause NQL to cease to be a reporting issuer under applicable securities laws of such province. The effect of these actions will be that NQL will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs. See "Effect of the Offer on Market and Listings" in this Circular.

Source of Funds

If the Offeror acquires all of the Shares subject to the Offer, the maximum amount of cash required for the purchase of all such Shares, excluding fees and expenses of the Offer, is estimated by the Offeror to be approximately \$338 million. This amount will be satisfied by the use of funds provided by the Offeror's parent company through inter-company debt.

EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of Shares under the Offer, it may be possible for NQL to take steps towards the elimination of any public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of security holders.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchange. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending on the number of the Shareholders depositing and the number of Shares purchased pursuant to the Offer, it is possible that Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, then the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Shares. It is the intention of the Offeror to apply to delist the Shares from the TSX as soon as practicable after completion of the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction, if required.

If the Shares are delisted, it is possible that the Shares would be traded in the over-the-counter market and that price quotations for those Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in the Shares on the part of brokerage houses and other factors.

ACQUISITION OF SHARES NOT DEPOSITED

The purpose of the Offer is to enable the Offeror to acquire or to own, directly or indirectly, all of the Shares. If the Offeror takes up and pays for Shares under the Offer, the Offeror intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Shares, or, if necessary, to acquire such remaining Shares pursuant to a Subsequent Acquisition Transaction, discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by holders of not less than 90% of the Shares, other than Shares, if any, held at the date of the Offer by or on behalf of the Offeror or its affiliates and associates, and such Shares have been taken up and paid for by the Offeror, the Offeror currently intends to acquire, pursuant to the compulsory acquisition provisions of Part 16 of the ABCA (a "**Compulsory Acquisition**"), the remaining Shares held by each Shareholder who did not accept the Offer and any person who subsequently acquires any such Shares (a "**Dissenting Offeree**") on the same terms on which the Offeror acquired Shares pursuant to the Offer.

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") to the Dissenting Offeree of such proposed acquisition within 60 days from the Expiry Date and in any event within 180 days from the date of the Offer. Within 20 days after giving the Offeror's Notice, the Offeror must pay or transfer to NQL the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust by NQL for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Shares held by such Dissenting Offeree to NQL, and must elect either to transfer such Shares to the Offeror on the terms on which the Offeror acquired Shares under the Offer or to demand payment of the fair value of the Shares held by such Dissenting Offeree by so notifying the Offeror. A Dissenting Offeree who does not, within 20 days after the Dissenting Offeree receives the Offeror's Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of that Dissenting Offeree's Shares, then the Offeror may, within 20 days after it has paid or transferred to NQL the consideration described above, apply to the Court of Queen's Bench of Alberta (the "**Court**") to hear an application to fix the fair value of the Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to NQL referred to above, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Dissenting Offeree

within such period, then the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the statutory right of compulsory acquisition which may become available to the Offeror. The summary is not intended to be complete and is therefore qualified in its entirety by the provisions of Part 16 of the ABCA. Reference should be made to Part 16 of the ABCA for a complete description of the provisions regarding compulsory acquisitions. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult their own legal advisors.

Subsequent Acquisition Transactions

If the Offeror takes up and pays for Shares validly deposited under the Offer and the Compulsory Acquisition procedure described above is not available or if the Offeror elects not to proceed under such procedure, the Offeror intends to cause a meeting of the Shareholders to be called to consider an amalgamation, statutory arrangement, merger or other combination involving NQL and the Offeror or another affiliate of the Offeror (a "**Subsequent Acquisition Transaction**") pursuant to which either or both of the Offeror or a successor corporation would acquire all Shares not tendered to the Offer at the same price per Share as in the Offer. The Offeror intends to complete such Subsequent Acquisition Transaction within 120 days after the date of expiry of the Offer. If the Minimum Condition is satisfied, the Offeror should own sufficient Shares to effect such a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction requires the approval of at least 66⅔% of the votes cast by Shareholders entitled to vote at a meeting of Shareholders duly called and held for the purpose of approving such transaction. The Offeror intends to cause any Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction, to the extent that such Shares are eligible to vote. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction would be in the same form as offered under, and equal in value to the price received by the Shareholders under, the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such transaction or pursuant to the Offer.

The methods described above of acquiring the Shares not acquired by the Offeror pursuant to the Offer, other than the statutory Compulsory Acquisition under the ABCA, may constitute a "business combination" or "going private transaction" within the meaning of certain applicable Canadian securities legislation, rules and regulations (collectively the "**Subsequent Acquisition Transaction Regulations**"), OSC Rule 61-501 and Regulation Q-27. The Offeror expects that any Subsequent Acquisition Transaction will be a "business combination" or "going private transaction" under the Subsequent Acquisition Transaction Regulations, OSC Rule 61-501 and Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or an exemption therefrom or a "going private transaction" carried out in accordance with Regulation Q-27 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 and Regulation Q-27 will not apply to such transaction. The Offeror intends to carry out any such business combination or going private transaction in accordance with OSC Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom such that the related party transaction provisions of OSC Rule 61-501 and Regulation Q-27 will not apply thereto.

The Subsequent Acquisition Transaction Regulations, OSC Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor, subject to certain exceptions) and provide to the holders thereof a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers granted by

the applicable securities regulatory authorities pursuant to OSC Rule 61-501 or Regulation Q-27 exempting the Offeror or NQL or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

Under OSC Rule 61-501 and Regulation Q-27, a Subsequent Acquisition Transaction constituting a business combination or going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 and Regulation Q-27 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, the Offeror expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501 and Regulation Q-27.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA may require approval of the Subsequent Acquisition Transaction by at least 66⅔% of the votes cast by Shareholders. OSC Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" Shareholders must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF.

In relation to the Offer and any Subsequent Acquisition Transaction, the "minority" Shareholders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, any "related party" of the Offeror or any other "interested party" (within the meaning of OSC Rule 61-501 and Regulation Q-27) including its directors and senior officers, any associate, affiliate or insider of the Offeror as well as the directors and senior officers thereof and any person acting jointly or in concert with any of the foregoing.

OSC Rule 61-501 and Regulation Q-27 provide that the Offeror may treat all Shares acquired pursuant to the Offer, excluding any Shares tendered to the Offer by a person that is a joint actor (as such term is defined in applicable securities laws) with the Offeror, as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or going private transaction, provided that such Subsequent Acquisition Transaction is completed not later than 120 days after the Expiry Time, the consideration per Share in such Subsequent Acquisition Transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and certain other requirements are met. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, subject to compliance with OSC Rule 61-501 and Regulation Q-27, expects to treat Shares acquired pursuant to the Offer as "minority" shares and to vote them in favour of any Subsequent Acquisition Transaction.

Pursuant to OSC Rule 61-501, votes attached to Shares held by certain Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by the Offeror as votes in favour of a Subsequent Acquisition Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of NQL is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, certain directors, senior officers and other related parties of NQL who will receive payments on the change of control occurring as a result of the Offer pursuant to employment agreements described under "NQL Energy Services Inc. - Executive Employment Agreements" or whose vesting of Options is accelerated as a result of the Offer, could be deemed to have received a collateral benefit for this purpose and any Shares of such related parties taken up by the Offeror pursuant to the Offer may not, subject to any exemptive relief that may be obtained, be permitted to be included in determining whether minority approval has been obtained for a Subsequent Acquisition Transaction. NQL has advised the Offeror that such related parties hold an aggregate of 133,048 Shares and Options to acquire an aggregate of 1,768,500 Shares.

In addition, under OSC Rule 61-501 and Regulation Q-27, if, following the Offer, the Offeror and its affiliates own 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is

available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

Any Subsequent Acquisition Transaction carried out by the Offeror will likely be by way of amalgamation or statutory arrangement pursuant to which the Offeror or a successor corporation would acquire all Shares not tendered to the Offer.

The details of any such Subsequent Acquisition Transaction including the timing of its implementation and the consideration to be received by the minority shareholders, would necessarily be subject to a number of considerations including the number of Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be effected. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction or any transaction that may constitute a business combination or going private transaction.

Notwithstanding the Offeror's intention that the consideration offered under any Subsequent Acquisition Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time will be identical to the consideration under the Offer, the Offeror may (if the Subsequent Acquisition Transaction is not a business combination or a going private transaction or if the Offeror otherwise determines) issue shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof as consideration. Such consideration offered to Shareholders in a Subsequent Acquisition Transaction, subject to applicable law and prevailing conditions, including general economic conditions and the business of NQL, may be equal to, higher than or lower than the value of the consideration offered for the Shares under the Offer.

If a Subsequent Acquisition Transaction were to be consummated, Shareholders may, under the ABCA, have the right to dissent and demand payment of the fair value of their Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to those dissenting shareholders for their Shares. The fair value of the Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the market price of the Shares.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in this Circular.

Other Alternatives

If the Offeror decides not to affect a Compulsory Acquisition or a Subsequent Acquisition Transaction, then the Offeror will evaluate other available alternatives to acquire the remaining Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Shares. Any additional purchases of Shares, subject to applicable laws, could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for either or both of cash and/or shares of the Offeror or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain going private transactions. The trend in both legislation and Canadian jurisprudence is toward permitting going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

REGULATORY MATTERS

Competition Act (Canada)

The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required for transactions (a) in respect of which the parties and their affiliates, in aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada in excess of $400 million and (b) which involve the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).

If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and the applicable waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short form (with a 14-day waiting period) or a long form (with a 42-day waiting period), but, if it files a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after the Offeror files a long form. The Commissioner's review of a transaction, and communication of her intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.

If the Commissioner receives a pre-merger notification from the Offeror before receiving a pre-merger notification from NQL, the Commissioner is required immediately to notify NQL that the Commissioner has received from the Offeror the prescribed short form information or prescribed long form information, as the case may be. NQL is required by the Competition Act to supply the Commissioner with the prescribed short form information within ten days after being so notified or the prescribed long form information within 20 days after being so notified, as the case may be.

Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under section 92 of the Competition Act because that action would be difficult to reverse. The duration of an interim order may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.

The Commissioner may upon request issue an advance ruling certificate ("**ARC**") that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a "no action" letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving during the three years following completion of the proposed transaction her authority to so initiate proceedings.

The purchase of Shares pursuant to the Offer requires pre-merger notification to the Commissioner and the Offeror's acquisition of control of NQL would be a "merger" for the purposes of the merger provisions of the Competition Act. The Offeror will file forthwith its portion of the short-form pre-merger notification with the Commissioner in respect of the Offer and will request that the Commissioner issue an ARC or, alternatively, a "no action" letter in respect of the proposed purchase by the Offeror of the Shares.

The Offeror does not currently intend to take up or pay for the Shares deposited pursuant to the Offer unless an ARC has been issued by the Commissioner or all applicable waiting periods under the Competition Act and any extensions thereof have expired or been waived without restraint or challenge and the Commissioner shall have issued a "no action" letter in respect of the acquisition of the Shares by the Offeror. See section 4 of the Offer, "Conditions of the Offer".

Investment Canada Act (Canada)

The acquisition of Shares by the Offeror pursuant to the Offer is not a transaction which is subject to governmental review and/or approval pursuant to the *Investment Canada Act* (Canada). However, within 30 days following the acquisition of NQL, the Offeror must file a form of notification with the Investment Review Division of Industry Canada.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

The Offeror and NQL are required to make pre-merger notification filings pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. Under the HSR Act and the related rules, the acquisition of the Shares under the Offer by the Offeror may not be completed until the Offeror and NQL file the required pre-merger notifications and the statutory waiting period has expired or been early terminated.

For a cash tender offer such as the Offer, the initial waiting period is fifteen (15) days after the Offeror files its pre-merger notification form, but this period may be extended if the reviewing agency issues a formal request for additional information and documentary material, referred to as a "Second Request". If the reviewing agency issues a Second Request, the parties may not complete the acquisition of Shares pursuant to the Offer until ten (10) days after both parties substantially comply with the Second Request, unless the second waiting period is early terminated by the reviewing agency or extended with the parties' consent. The reviewing agency may terminate the first or second waiting period at any time prior to its expiration if the agency determines that it will not take any further action within the waiting period regarding the transaction.

At any time before or after the completion of the acquisition of Shares pursuant to the Offer, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, or a state attorney general could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the acquisition, to rescind the acquisition, or to conditionally approve the acquisition upon the divestiture of particular assets. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in every transaction, there can be no assurance that a challenge to the acquisition on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fraser Milner Casgrain LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under "Acquisition of Shares Not Deposited" in the Circular.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**"). The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into

account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Shares as capital property, deal at arm's length with NQL and the Offeror and are not affiliated with NQL or the Offeror. Certain Shareholders whose Shares might not otherwise be considered to be capital property may be entitled to have their Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act and such institutions are advised to consult with their own tax advisors.

Disposition of Shares Pursuant to the Offer

A Shareholder whose Shares are taken up and paid for under the Offer will be considered to have disposed of such Shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that proceeds of disposition received by the Shareholder for such Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Shares and any reasonable costs of disposition.

Capital Gains and Capital Losses

A Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising on the disposition of Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Shares continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with which it did not deal at arm's length) did not own more than 5% of the shares of any class or series of shares of NQL at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Eighty percent of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition of Shares

As described under "Acquisition of Shares Not Deposited — Compulsory Acquisition" in this Circular, Shares may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the ABCA. The tax consequences to Shareholders of a disposition of Shares in such circumstances generally will be as

described above, but Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transactions

If the compulsory acquisition provisions of the ABCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described in "Acquisition of Shares Not Deposited — Subsequent Acquisition Transactions" to a Shareholder may be substantially the same as or materially different from that which would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of NQL with the Offeror or a wholly-owned subsidiary of the Offeror pursuant to which Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("**Redeemable Shares**") which would then immediately be redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Shares to the Shareholder immediately before the amalgamation.

Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on a disposition of such shares.

Dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income. In the case of a holder who is an individual, dividends deemed to be received as a result of the redemption of Redeemable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. A holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate holder is deemed to receive a dividend and such dividend is deductible in computing the holder's taxable income and is not subject to Part IV tax, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain on the disposition of such shares. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

With respect to Shareholders who validly exercise rights of dissent on an amalgamation (a "**Dissenting Shareholder**"), the tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of such Shares is the amalgamated corporation or NQL. Under the current administrative practice of the CRA, the receipt by a Dissenting Shareholder of a cash payment (other than interest) from the amalgamated corporation equal to the fair market value of the Shareholder's Shares, may be treated as proceeds of disposition of such Shares. To the extent that such amount exceeds (or is less than) the Dissenting Shareholder's adjusted cost base of the Shares disposed of and any reasonable costs of disposition, the Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount of such difference. The treatment of capital gains and capital losses is discussed above under the heading "Capital Gains and Capital Losses". A Dissenting Shareholder who receives a cash payment (other than interest) from NQL in exchange for the cancellation of the Dissenting Shareholder's Shares will be deemed to have received a dividend in an amount equal to the amount by which the payment exceeds the paid-up capital of the Shares. The difference between the amount of such payment (other than interest) and the amount of the deemed dividend will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on a disposition of such

Shares. A Dissenting Shareholder who receives interest on such payment will be required to include the full amount of such interest in the Dissenting Shareholder's income.

As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Qualified Investments

If the Shares cease to be listed on a stock exchange prescribed under the Tax Act, the Shares may no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("**RRSP**"), registered retirement income fund ("**RRIF**"), deferred profit sharing plan ("**DPSP**") or registered education savings plan ("**RESP**"). Shareholders that are trusts governed by an RRSP, RRIF, DPSP or RESP should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Shares if such shares are not qualified investments and of disposing of their Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm's length with the Offeror and NQL, hold their Shares as capital property and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business in Canada (a "**Non-Resident Shareholder**"). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

Disposition of Shares Pursuant to the Offer

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer unless the shares constitute "taxable Canadian property" of the Non-Resident Shareholder.

Generally, Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless, at any time during the sixty month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of NQL were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof. A Non-Resident Shareholder's Shares may be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act.

In the event that the Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, and a capital gain realized on the disposition of such Shares is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Shareholders Resident in Canada — Disposition of Shares Pursuant to the Offer" and the tax consequences described above under "Shareholders Resident in Canada — Capital Gains and Capital Losses" will generally apply. Non-Resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition of Shares

As discussed in "Acquisition of Shares Not Deposited — Compulsory Acquisition" in this Circular, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the ABCA. A Non-Resident Shareholder whose Shares are not taxable Canadian property will generally not be subject to tax under the Tax Act on the disposition of such Shares pursuant to the Compulsory Acquisition. If the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of disposition, the Shares will be taxable Canadian property to a Non-Resident Shareholder. Where such a Shareholder disposes of Shares that are taxable Canadian property to the Shareholder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the

tax consequences as described above under "Shareholders Resident in Canada — Disposition of Shares Pursuant to the Offer" will generally apply. In addition, if the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to such Shareholder. Non-Resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of the ABCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described above under "Acquisition of Shares Not Deposited — Subsequent Acquisition Transactions" in this Circular, to a Non-Resident Shareholder may be substantially the same as or materially different from that which would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and whether the Shares are listed on a stock exchange prescribed under the Tax Act at the relevant time.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of NQL with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Non-Resident Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for Redeemable Shares which would then immediately be redeemed for cash. Such a redemption may result in a Non-Resident Shareholder being deemed to have received a dividend, and possibly a capital gain in respect of the Redeemable Shares in the manner described above under "Shareholders Resident in Canada — Subsequent Acquisition Transactions", without regard to subsection 55(2) of the Tax Act. Dividends on Shares owned by a Non-Resident Shareholder are subject to Canadian non-resident withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable Canadian income tax treaty or convention. Under the Canada-United States Income Tax Convention (the "**Treaty**"), the rate of withholding tax on dividends paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty generally is reduced to 15%. In addition, the Redeemable Shares may be "taxable Canadian property", as a result of which any capital gain realized on the disposition of such shares may be subject to the treatment discussed above under "Compulsory Acquisition of Shares".

Non-Resident Shareholders who validly exercise rights of dissent on an amalgamation are referred to the discussion above under "Shareholders Resident in Canada-Subsequent Acquisition Transactions" for a general description of the tax considerations applicable to them if they elect to exercise their rights of dissent. The tax treatment to a Non-Resident Shareholder in respect of any dividends or capital gains and capital losses realized as a result of the exercise of rights of dissent is as discussed above under this heading. Further, a Non-Resident Shareholder who receives interest will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an income tax convention. Under the Treaty, the rate of withholding tax on interest paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty is reduced to 10%.

As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.

To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of the transaction and, in particular, whether the notification and withholding provisions of section 116 of the Tax Act would apply to the Non-Resident Shareholder as a result of a Subsequent Acquisition Transaction.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The discussion below summarizes the material United States federal income tax consequences to United States Holders (as defined below) of the disposition of Shares pursuant to the Offer or a Compulsory Acquisition. The discussion assumes that such United States Holders hold their Shares as a capital asset. A "United States Holder" is a beneficial owner of Shares who is a United States citizen or resident alien individual as determined under the United States Internal Revenue Code; a corporation (as defined by the United States Internal Revenue Code) that is organized under the laws of the United States, any state or the District of Columbia; an estate, the income of which is subject to United States federal income taxation regardless of its source; or a trust, if a court

within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its substantial decisions.

This summary is based on current provisions of the United States Internal Revenue Code, currently applicable United States Treasury regulations promulgated thereunder, including temporary and proposed regulations, judicial decisions and administrative rulings. No ruling from the Internal Revenue Service has been or will be sought with respect to the Offer, and there can be no assurance that the Internal Revenue Service will not successfully challenge the statements and conclusions set forth herein. In addition, future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and such changes or interpretations could be retroactive and could affect the U.S. federal income tax consequences described below.

The discussion below does not purport to deal with all aspects of U.S. federal income taxation that may affect particular Shareholders in light of their individual circumstances or that may affect Shareholders subject to special treatment under U.S. federal income tax law. Shareholders subject to special treatment include entities treated as partnerships for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, non-U.S. individuals and entities, Shareholders whose functional currency is not the U.S. dollar, Shareholders who hold their Shares as part of a hedge, wash sale, appreciated financial position, straddle, conversion or other risk reduction transaction, persons who own or owned, directly or by attribution, 10% or more of the total combined voting power of NQL's outstanding voting Shares and Shareholders who have acquired their Shares upon exercise of employee options or otherwise as compensation. In addition, the discussion below does not consider the effect of any applicable state, local or non-U.S. tax laws. **You are urged to consult with your tax advisor as to the U.S. federal income tax consequences and other U.S. federal, state and local tax consequences of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction to you in light of your particular circumstances.**

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, UNITED STATES HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Disposition of Shares pursuant to the Offer or a Compulsory Acquisition

In general, a United States Holder who disposes of Shares pursuant to the Offer or a Compulsory Acquisition will recognize capital gain or loss as a result of such disposition. The amount of gain or loss will equal the difference between the U.S. dollar value of the cash received by the United States Holder in exchange for Shares (determined at the spot rate on the date of receipt) and the United States Holder's adjusted tax basis in such Shares. Gain or loss must be calculated separately for each block of Shares. If the holding period for Shares surrendered pursuant to the Offer or a Compulsory Acquisition is greater than one year, any gain or loss will be a long-term capital gain or loss. Long-term capital gains recognized by non-corporate United States Holders generally are subject to current U.S. federal income taxation at a maximum rate of 15%. Capital gains of corporate United States Holders generally are taxable at the regular rates applicable to corporations. The deductibility of a capital loss is subject to substantial limitations.

Foreign Currency Rules

If a United States Holder receives Canadian dollars pursuant to the Offer or a Compulsory Acquisition, the holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars at the spot rate on the date of receipt. A United States Holder who subsequently exchanges Canadian dollars for property (including U.S. dollars or other foreign currency) generally will recognize exchange gain or loss equal to the difference between the U.S. dollar value of the Canadian dollars so exchanged based on the spot rate on the date of that exchange and the holder's tax basis (determined in U.S. dollars as noted above) in the Canadian dollars so exchanged. Exchange gain or loss generally will be treated as U.S.-source ordinary income or loss. Persons in doubt as to application of the foreign currency rules to their particular situations should consult their own tax advisors.

Passive Foreign Investment Company Status

The above summary assumes that a disposition of Shares by a United States Holder does not constitute a disposition of shares in a passive foreign investment company ("**PFIC**"). If a United States Holder's disposition of Shares did constitute a disposition of PFIC shares, there could be adverse tax consequences to such holder. These include taxation of gain on the disposition at ordinary income rates and the imposition of an interest charge on a portion of the gain.

Subsequent Acquisition Transaction

The U.S. federal income tax consequences to a United States Holder of a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out. Generally, if a United States Holder receives cash in exchange for all of such holder's Shares, it is expected that the U.S. federal income tax consequences to such United States Holder will be substantially similar to those described above under "Disposition of Shares pursuant to the Offer or a Compulsory Acquisition." However, it is possible, depending on the structure of a Subsequent Acquisition Transaction, that the U.S. federal income tax consequences could be materially different from those described above. United States Holders should consult their own tax advisors regarding the possible tax consequences of a Subsequent Acquisition Transaction.

Information Reporting and Backup Withholding

United States Holders generally will be subject to information reporting to the United States Internal Revenue Service with respect to payments of cash made to them pursuant to the Offer or a Compulsory Acquisition. Backup withholding at a current rate of 28% generally will apply to a United States Holder who does not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from backup withholding. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited against a United States Holder's U.S. federal income tax liability (or any excess refunded), provided that the holder furnishes all required information to the IRS in a timely manner. United States Holders should complete and sign the Substitute IRS Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding, unless an exception applies and is established in a manner satisfactory to the Offeror and the Depositary.

DEPOSITARY

The Offeror has engaged CIBC Mellon Trust Company as the Depositary for receipt of certificates in respect of the Shares and Letters of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto, Ontario. The duties of the Depositary also include giving certain notices, if required, and making payment for all Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary.

DEALER MANAGER

CIBC World Markets Inc. is acting as dealer manager in connection with the Offer and will receive compensation for providing such services. In addition, the Offeror will reimburse the Dealer Manager for its reasonable expenses, including reasonable legal fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities laws.

CIBC World Markets Inc. has undertaken to form a soliciting dealer group comprising selected members of the Investment Dealers Association of Canada to solicit acceptances of the Offer in Canada. Each member of the

Soliciting Dealer Group, including CIBC World Markets Inc., is referred to herein as a "**Soliciting Dealer**". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space on a Letter of Transmittal accompanying a deposit of Shares a fee of $0.02 for each Share deposited and acquired by the Offeror under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing beneficial holder of Shares will be a minimum of $85 and a maximum of $1,000 and shall be subject to a minimum of 2,000 Shares being deposited. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit. When a single beneficial owner deposits Shares, all such securities will be aggregated in determining whether the maximum applies. No solicitation fee will be payable in respect of any Shares deposited pursuant to the Lock-Up Agreements. The costs of solicitation will be borne by the Offeror.

The Offeror will not pay a solicitation fee to any United States broker or dealer in respect of Shares tendered pursuant to a Letter of Transmittal bearing a United States address.

Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Shares directly with the Depository or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offer. If a depositing Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to the Dealer Manager, the Soliciting Dealers and the Depositary).

Questions and requests for assistance concerning the Offer should be made directly to the Dealer Manager or the Depositary.

HOLDINGS OF SECURITIES OF NQL

None of National, Dreco or the Offeror currently own any securities of NQL. No director or senior officer of National, Dreco or the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of NQL. To the knowledge of the directors and senior officers of National, Dreco and the Offeror, after reasonable inquiry, no securities of NQL are owned by, directly or indirectly, nor is control or direction over any securities of NQL exercised by, any associate of National, Dreco or the Offeror, any associate of any director or senior officer of National, Dreco or the Offeror, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of National, Dreco or the Offeror or any person or company acting jointly or in concert with the Offeror.

TRADING IN SECURITIES OF NQL

During the six-month period preceding the date of the Offer, no securities of NQL have been traded by the Offeror, any director or senior officer of National, Dreco or the Offeror, or, to the knowledge of the directors and senior officers of National, Dreco or the Offeror, after reasonable inquiry, by any associate of National, Dreco or the Offeror, any associate of any director or senior officer of National, Dreco or the Offeror, any person or company who holds more than 10% of any class of equity securities of National, Dreco or the Offeror or any person or company acting jointly or in concert with National, Dreco or the Offeror.

COMMITMENTS TO ACQUIRE SECURITIES

Other than the Lock-Up Agreements and other than the commitment to acquire Shares pursuant to the Offer and the Acquisition Agreement, none of National, Dreco or the Offeror nor any of their directors or senior officers, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of any director or senior officer of National, Dreco or the Offeror, any person or company holding more than 10% of any class of equity securities of National, Dreco or the Offeror or any person acting jointly or in concert with National, Dreco or the Offeror has entered into any commitments to acquire any securities of NQL. Except as otherwise noted herein, none of National, Dreco or the Offeror is aware of any commitments made by NQL, any director or senior officer of NQL, any associate of a director or senior officer of NQL, or any person or company holding more than 10% of any class of equity securities of NQL to acquire any securities of NQL.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as described below under the headings "Lock-Up Agreements" and as otherwise noted herein, no arrangement or agreement has been made or proposed to be made between National, Dreco or the Offeror and any of the directors or senior officers of NQL and no payments or other benefits are proposed to be made or given by National, Dreco or the Offeror to such directors or senior officers by way of compensation for loss of office or as compensation for remaining in or retiring from office, if the take-over bid is successful. Other than as provided in the Acquisition Agreement and as otherwise described herein, there are no contracts, arrangements or understandings, formal or informal, between National, Dreco or the Offeror and any security holder of NQL with respect to the Offer or between National, Dreco or the Offeror and any person or company with respect to any securities of NQL in relation to the Offer.

Other than any business relationships in the ordinary course of business, there are no business relationships between National, Dreco or the Offeror and NQL or their associates or affiliates that are material to any of them with the exception of the Acquisition Agreement.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements, the Tendering Shareholders have agreed to deposit pursuant to the Offer, and not withdraw, an aggregate of approximately 18.2 million Shares, which number includes Shares issuable upon exercise of Options (or approximately 40% of the outstanding Shares (on a fully diluted basis)). Subject to the terms of the Lock-Up Agreements, the Acquisition Agreement and the Offer, the Offeror will accept for payment, and will take up and pay for, all Shares deposited pursuant to the Lock-Up Agreements and not withdrawn under the Offer within the time period prescribed by applicable securities laws and the Acquisition Agreement.

Pursuant to the terms of each Lock-Up Agreement, each Tendering Shareholder has agreed from the date thereof until the earlier of the termination of the Lock-up Agreement and the Expiry Date:

(a) not to transfer, sell, assign, convey or otherwise dispose of any of the Shares owned or over which control or direction is exercised, by such Tendering Shareholder and not to permit any affiliate of such Tendering Shareholder to sell, assign, convey or otherwise dispose of any of the Shares owned or over which control or direction is exercised by it;

(b) unconditionally and irrevocably to accept and to cause any affiliate of such Tendering Shareholder to unconditionally and irrevocably accept the Offer made by Offeror by depositing in accordance with the terms and conditions of the Offer the Shares presently or thereafter owned or acquired or over which control or direction is exercised (including without limitation any Shares thereafter acquired pursuant to the exercise of any Options to purchase Shares) by such Tendering Shareholder or affiliate not later than 48 hours prior to the Expiry Date;

(c) to exercise all Options or to agree to terminate all remaining Options as contemplated by the Acquisition Agreement;

(d) if the Tendering Shareholder is a director of NQL, the Tendering Shareholder covenants and agrees with the Offeror that, in the event that the Offeror takes up and pays for any Shares pursuant to the Offer and thereby acquires more than 50% of the Shares (on a fully diluted basis), the Tendering Shareholder will cooperate with the Offeror to provide for an orderly transition of control, including without limitation resigning as a director and taking all necessary actions as the Offeror may reasonably determine are necessary or desirable in order that the Offeror's nominees are appointed as directors of NQL in place of the existing directors as contemplated by the Acquisition Agreement;

(e) not to exercise any statutory or other rights of withdrawal with respect to any Shares owned by the Tendering Shareholder or any affiliate of the Tendering Shareholder once deposited pursuant to the Offer unless the Lock-up Agreement is terminated prior to Offeror taking up the Shares under the Offer; and

(f) not to exercise any shareholder rights or remedies available at common law or pursuant to the ABCA or applicable securities legislation to delay, hinder, upset or challenge the Offer or to seek fair value for the Shares.

Other than as permitted in the Acquisition Agreement, and subject to other provisions of the Lock-Up Agreements, each Tendering Shareholder has agreed not to, and to cause its affiliates not to, in each case directly or indirectly:

(a) solicit, initiate or encourage, or engage in any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(b) provide or furnish to any party any information concerning NQL, and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(c) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal;

(d) pursue or consent to or vote in favour of any material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets by NQL or pursue or consent to any other material change to the business, capital or affairs of NQL except as permitted therein;

(e) propose or consent to or vote in favour of any changes to NQL's capital structure; or

(f) take any action that might reasonably be expected to reduce the likelihood of the success of the Offer.

Each Tendering Shareholder is under an obligation to immediately notify the Offeror of any Acquisition Proposal of which the Tendering Shareholder becomes aware after October 22, 2006.

The Lock-Up Agreements shall terminate in the event that:

(a) if, prior to the Expiry Date an Acquisition Proposal is announced, proposed, offered or made to Shareholders or NQL which, in the opinion of the Board of Directors after consultation with its legal and financial advisors, would constitute a Superior Proposal and the Offeror has not, within five Business Days of being notified of the Superior Proposal, or such longer period as is agreed to by NQL under the Acquisition Agreement, made adjustments in the terms and conditions of the Acquisition Agreement to provide at least as favourable or more favourable terms (as determined in good faith by the Board of Directors) to the Shareholders than those to be offered under the Superior Proposal as contemplated by the Acquisition Agreement;

(b) the Acquisition Agreement is terminated in accordance with the terms thereof; or

(c) the Shares are not taken up and paid for by February 28, 2007.

In the event of termination of a Lock-up Agreement, the Tendering Shareholder may withdraw all of the Shares deposited in accordance with the terms and conditions of the Offer and the Lock-up Agreement shall forthwith be of no further force and effect.

MATERIAL CHANGES IN THE AFFAIRS OF NQL AND OTHER INFORMATION

The Offeror is not aware of any information which indicates that a material change has occurred in the affairs of NQL since the date of the last published financial statements of NQL other than as has been disclosed by NQL in a public filing made by it on SEDAR or by way of press release made through a nationally recognized news wire service in Canada, in each case prior to the date hereof, or as disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer. There is no information known to the Offeror that indicates any material change in the affairs of the Offeror since the date of its last published interim or annual financial statements.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Lock-Up Agreements, the Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

BENEFITS FROM THE OFFER

Except as otherwise noted herein, to the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer or participating in any Subsequent Acquisition Transaction or Compulsory Acquisition that will accrue to any director or senior officer of NQL, to any associate of a director or senior officer of NQL, to any person or company holding more than 10% of any class of equity securities of NQL or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.

LEGAL MATTERS

Certain Canadian legal matters on behalf of the Offeror will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by, Fraser Milner Casgrain LLP, counsel to the Offeror with respect to the Offer.

EXPENSES OF THE OFFER

The Offeror estimates that, if it acquires all of the Shares (on a fully diluted basis) pursuant to the Offer, the total amount required to pay the related fees and expenses of the Offeror will be approximately $2 million.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF COUNSEL

To: The Board of Directors of Dreco Acquisition Corporation and National Oilwell Varco, Inc.

We hereby consent to the reference to our opinion contained in "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated October 31, 2006 by Dreco Acquisition Corporation to the holders of Class "A" common shares of NQL Energy Services Inc.

Calgary, Alberta
October 31, 2006

(Signed) Fraser Milner Casgrain LLP

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the board of directors of the Offeror and National. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares which are the subject of the Offer.

DATED: October 31, 2006

DRECO ACQUISITION CORPORATION

(Signed) Ron Sorokan
President
(as Chief Executive Officer)

(Signed) Roman Konowalec
Vice President
(as Chief Financial Officer)

On behalf of the sole Director

(Signed) Glen S. Arnelien
Director

NATIONAL OILWELL VARCO, INC.

(Signed) Merrill A. Miller, Jr.
Chief Executive Officer

(Signed) Clay Williams
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Eric Mattson
Director

(Signed) David Harrison
Director

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

Attention: Special Projects

By Registered Mail, Hand or by Courier

Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

Attention: Special Projects

Toll Free: 1-800-387-0825
Email: inquiries@cibcmellon.com

Calgary
600, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

The Dealer Manager for the Offer is:

CIBC WORLD MARKETS INC.

9th Floor Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4J7

Tel: (403) 260-0500
Fax: (403) 260-0524

Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Manager at their respective telephone numbers and addresses set forth above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

BOWNE
PRINTED IN CANADA
O33545

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE OFFER BY DRECO ACQUISITION CORPORATION DATED OCTOBER 31, 2006 FOR ALL OF THE OUTSTANDING CLASS "A" COMMON SHARES OF NQL ENERGY SERVICES INC.

The Depositary (see the back page of this document for addresses and telephone numbers) or your investment dealer, broker, bank manager, lawyer or other professional advisor will assist you in completing this Letter of Transmittal

LETTER OF TRANSMITTAL

to accompany certificates for class "A" common shares of

NQL ENERGY SERVICES INC.

to be deposited pursuant to the Offer dated October 31, 2006 of

DRECO ACQUISITION CORPORATION

an indirect wholly-owned subsidiary of

NATIONAL OILWELL VARCO, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (CALGARY TIME) ON DECEMBER 6, 2006 (THE "EXPIRY TIME"), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates representing Class "A" common shares (the "**Shares**") of NQL Energy Services Inc. ("**NQL**") deposited pursuant to the offer (the "**Offer**") dated October 31, 2006 made by Dreco Acquisition Corporation (the "**Offeror**"), an indirect wholly-owned subsidiary of National Oilwell Varco, Inc., to holders of Shares (the "**Shareholders**"). Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary (as defined herein) at or prior to the Expiry Time may deposit such Shares according to the "*Procedure for Guaranteed Delivery*" set forth in section 3 of the Offer, "Manner of Acceptance". The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal shall have the same meanings herein as given to them in the Offer and Circular dated October 31, 2006.

Please read the instructions set out herein carefully before completing this Letter of Transmittal.

TO: DRECO ACQUISITION CORPORATION
AND TO: CIBC MELLON TRUST COMPANY (the "Depositary"), at the offices set out herein.

The undersigned delivers to you the enclosed certificate(s) for Shares, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

(Please see instructions 1, 6 and 9)

Certificate Number(s) *	Name(s) in which Registered	Number of Shares Represented by Certificate	Number of Shares Deposited*
	TOTAL		

* Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See instruction 6, "Partial Tenders".

(If space is insufficient, please attach a signed list to this Letter of Transmittal in the above form.)

The undersigned hereby:

1. acknowledges receipt of the Offer and Circular dated October 31, 2006;

2. delivers to you the enclosed certificate(s) representing Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Shares represented by such certificate(s) (the "**Deposited Shares**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares and provided the Offeror does not elect to reduce the Offer Price in accordance with the terms of the Acquisition Agreement, in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares, or any of them, on or after October 31, 2006 (collectively, the "**Distributions**") effective on and after the date that the Offeror takes up and pays for the Deposited Shares (the "**Effective Date**");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares (and any Distributions) being deposited;

   (b) the Deposited Shares (and any Distributions) have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Deposited Shares (and any Distributions) to any other person;

   (c) the undersigned or the person on whose behalf the Deposited Shares (and any Distributions) are being deposited has good title to and owns the Deposited Shares (and any Distributions) being deposited within the meaning of applicable securities laws;

   (d) when the Deposited Shares (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever; and

   (e) the deposit of the Deposited Shares (and any Distributions) complies with applicable securities laws;

4. irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares (and any Distributions), effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney, being coupled with an interest, being irrevocable):

   (a) to register or record, transfer and enter the transfer of Deposited Shares and/or any Distributions on the appropriate register of holders maintained by NQL; and

   (b) to exercise any and all rights of the holder of the Deposited Shares and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents, as applicable, in respect of all or any of the Deposited Shares and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Deposited Shares and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Shares, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of the Deposited Shares and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Shares and/or Distributions;

5. as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or Distributions and agrees that, except as provided herein, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or Distributions by or on behalf of the undersigned;

6. agrees, effective on and after the Effective Date, not to vote any of the Deposited Shares and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Shares and not to exercise any or all of the other rights or privileges attached to the Deposited Shares and/or Distributions, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Deposited Shares and/or Distributions and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Shares and/or Distributions;

7. directs the Depositary:

   (a) to issue or cause to be issued a cheque or cheques in the full amount of the consideration per Share payable pursuant to the Offer to which the undersigned is entitled in respect of the Deposited Shares pursuant to the Offer, in the name indicated herein, and to send such cheque or cheques to the address, or hold the same for pickup, as indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Shares at the address of such registered owner as it appears on the applicable security register of NQL); and

   (b) to return any certificates for Shares not purchased in the name and to the address indicated below (and if no name, address or delivery instructions are indicated, in the name of and to the registered owner of such Shares at the address of such registered owner as it appears on the applicable security register of NQL);

8. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares or Distributions deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction, (b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Shares or any Distributions or any accompanying documents, and (c) there shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

9. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and/or Distributions to the Offeror;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned and that, except as stated in the Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable;

11. to the extent permitted by law, waives any right to receive notice of purchase of the Deposited Shares;

12. agrees that, if at any time on or after October 31, 2006, NQL should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by NQL of such Shares following acceptance thereof for purchase pursuant to the Offer, then, provided that the Offeror does not elect to reduce the Offer Price in accordance with the terms of the Acquisition Agreement, the whole of any such dividend, distribution or right will be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

13. declares that the undersigned:

(a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

(b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

14. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente lettre d'envoi, le soussigné est réputé avoir convenu avec l'Iniateur et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

Signature guaranteed by (if required under instruction 4):

Dated: ____________________________, 2006

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see instructions 3 and 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
	Daytime Telephone Number of Shareholder or Authorized Representative
	Daytime Facsimile Number of Shareholder or Authorized Representative

BLOCK A

ISSUE CHEQUE IN NAME OF (please print or type):

☐ Registered owner of Deposited Shares or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
Telephone

____
(Social Insurance or Social Security Number)

Note: If the address provided in this Block A is in the United States, refer to Schedule A: "Important United States Tax Information for the Attention of Shareholders" herein. In such a case, to avoid 28% United States backup withholding you must return either the attached Substitute W-9, if applicable, or an IRS Form W-8.

BLOCK B

To be completed only if Block C is not checked.

SEND CHEQUE TO (please print or type):

☐ same address as Block A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

Note: If the address provided in this Block B is in the United States, refer to Schedule A: "Important United States Tax Information for the Attention of Shareholders" herein. In such a case, to avoid 28% United States backup withholding you must return either the attached Substitute W-9, if applicable, or an IRS Form W-8.

BLOCK C

☐ HOLD CHEQUE FOR PICK UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY TO WHICH SHARES WERE TENDERED.

BLOCK D
DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see instruction 2)

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BLOCK E

U.S. residents/citizens must provide their Taxpayer Identification Number

____

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

(a) This Letter of Transmittal, properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal, must be received by the Depositary at one of its offices specified on the back page of this document at or prior to the Expiry Time, being 6:00 p.m. (Calgary time) on December 6, 2006, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in instruction 2 below are employed.

(b) The method used to deliver this Letter of Transmittal, certificates representing Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that such documents be hand delivered to the Depositary at one of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained. **Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing those Shares.**

2. **Procedures for Guaranteed Delivery**. If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate(s) representing such Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Shares and all other required documents to the Depositary at or prior to the Expiry Time, then such Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form (printed on green paper) accompanying this Letter of Transmittal is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail), together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate(s) representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal covering the Deposited Shares, and all other documents required by this Letter of Transmittal, are received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

An "**Eligible Institution**" means a Schedule I Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3. **Signatures.** This Letter of Transmittal must be completed and signed by the registered holder of Shares accepting the Offer or by such holder's duly authorized representative (in accordance with instruction 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on

the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as described in instruction 4 below.

4. **Guarantee of Signatures.** If:

(a) this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares; or

(b) a cheque (s) is to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by NQL; or

(c) Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by NQL,

then such signature in this Letter of Transmittal (and on any endorsement or power of attorney as described in instruction 3 above) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders.** If less than the total number of Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, a new certificate(s) for the number of Shares not deposited will be sent to the registered owner, as soon as practicable following the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Solicitation.** Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on the Letter of Transmittal and present a list of beneficial holders if applicable. The Offeror will not pay a solicitation fee to any United States broker or dealer in respect of Shares tendered pursuant to a Letter of Transmittal bearing a United States address.

8. **Miscellaneous.**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Deposited Shares for payment, except as required by applicable law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein and the holder of the Deposited Shares and Distributions covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depositary at its office at the addresses listed on the back page of this document.

9. **Commissions.** No brokerage fees or commissions will be payable by Shareholders if the Offer is accepted by depositing Shares directly with the Depositary. If a Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits Shares on the Shareholder's behalf, the broker or nominee may charge a fee for performing this service.

10. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Toronto office of the Depositary. The Depositary will forward such letter to NQL's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary and/or NQL's transfer agent may contact you.

11. **Privacy Notice.** The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a privacy statement relating to information practices and how privacy is protected. It is available at www.cibcmellon.com. The Depositary will use the information provided on this form in order to process the Shareholder's request and will treat the Shareholder's signature(s) on this form as such Shareholder's consent to the above.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME, BEING 6:00 P.M. (CALGARY TIME) ON DECEMBER 6, 2006 (UNLESS THE OFFER IS EXTENDED).

SCHEDULE A
IMPORTANT UNITED STATES TAX INFORMATION FOR THE ATTENTION OF SHAREHOLDERS

In order to avoid "backup withholding" of U.S. federal income tax at a current rate of 28% on the payments made with respect to Shares, each U.S. Shareholder must, unless an exemption applies, provide CIBC Mellon Trust Company (as "Payor") with his correct Taxpayer Identification Number (the "TIN") on Substitute Form W-9 included herein and certify, under penalties of perjury, that such TIN is correct and that he is not subject to backup withholding. If a U.S. Shareholder has been notified by the U.S. Internal Revenue Service (the "IRS") that the holder is subject to backup withholding, the holder must cross out item (2) of the Certification box of the Substitute Form W-9, unless the holder has since been notified by the IRS that the holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the holder of Shares to a $50 penalty imposed by the IRS and to U.S. federal backup withholding at a rate of 28% on the payments made to the holder in respect of this Offer.

If the U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one prior to the payment, the holder should write "Applied For" in the space provided in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I, but the TIN has not been received by the Payor prior to the date that payment is to be made, the Payor will deduct from the payment and remit to the IRS as backup withholding cash equal to 28% of the U.S. Dollar value of the proceeds. Persons supplying a TIN to the Payor subsequent to the completion of this Letter of Acceptance and Transmittal and the Substitute Form W-9, which is an integral part thereof, must supply the TIN on an IRS Form W-9 that can be obtained from the IRS website (www.irs.gov). In order to avoid backup withholding, the Form W-9 and TIN must be received by the Depositary prior to the date that payment is to be made.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the IRS.

If the Shares are in more than one name or are not in the name of the actual owner, such holder should consult the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

If a U.S. Shareholder makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for making such statement, a $500 penalty may be imposed by the IRS. In addition, willfully falsifying certifications or affirmations may subject a holder to criminal penalties including fines and/or imprisonment.

Certain U.S. Shareholders (including, among others, most corporations) are not subject to backup withholding and should indicate their exempt status on Substitute Form W-9.

If the Substitute W-9 is not applicable to a Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder may need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalties of perjury in order to establish such holder's non-U.S. status. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SUBSTITUTE FORM W-9 **Department of the Treasury Internal Revenue Service** Request for Taxpayer Identification Number (TIN) and Certification	Name: Address:	Individual ☐ Partnership ☐ Corporation ☐ Other (specify) ☐
PART I. TAXPAYER IDENTIFICATION NUMBER (TIN)		
Please provide your Taxpayer Identification Number in the space at right. For most individuals this is your social security number. If you do not have a number, see "Obtaining a Number" in the enclosed *Guidelines*. Certify by signing and dating below. If awaiting TIN, write "Applied For".		TIN: ____________________

PART II. EXEMPT RECIPIENTS

For Payees Exempt from Backup Withholding, write "Exempt" in the space in this section and sign and date below. See the enclosed *Guidelines* and complete as instructed therein. ______________________

PART III. CERTIFICATION

Under penalties of perjury, I certify that:

(1) the TIN shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding;
(3) I am a U.S. person (including a U.S. resident alien); and
(4) any other information provided on this form is true, correct and complete.

CERTIFICATION INSTRUCTIONS. - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed *Guidelines*).

Signature ________________________________ Date: __________, 20____

YOU MUST ALSO COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I ABOVE.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the Payor prior to the time of payment, all payments made to me pursuant to the Offer will be subject to backup withholding at a rate of 28%.

____
Signature

________________________________ Date: ______________, 20___
Name (Please Print)

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN IRS PENALTIES AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED "GUIDELINES" FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE W-9" FOR ADDITIONAL DETAILS.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payor. -- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payor. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account	Give the NAME and SOCIAL SECURITY number of:	For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of:
1. Individual	**The individual**	**7. A valid trust, estate, or pension trust**	**The legal entity (4)**
2. Two or more individuals (joint account)	**The actual owner of the account or, if combined funds, the first individual on the account (1)**	**8. Corporate or LLC electing corporate status on Form 8832**	**The corporation**
3. Custodian account of a minor (Uniform Gift to Minors Act)	**The minor (2)**	**9. Association, club, religious, charitable, educational, or other tax-exempt organization account**	**The organization**
4. a. The usual revocable savings trust (grantor is also trustee)	**The grantor-trustee (1)**	**10. Partnership or multi-member LLC**	**The partnership**
b. So-called trust account that is not a legal or valid trust under State law	**The actual owner (1)**		
5. Sole proprietorship or single-owner LLC	**The owner (3)**	**11. A broker or registered nominee**	**The broker or nominee**
6. Sole proprietorship or single-owner LLC	**The owner (3)**	**12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agriculture program payments**	**The public entity**

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a social security number (for individuals) obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration office or get the form online at *www.socialsecurity.gov/online/ss-5.pdf.* You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number (for resident aliens who are not eligible for a social security number) to apply for an ITIN, or Form SS-4, Application for Employer Identification Number (for businesses and all other entities) to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM (1-800-829-3676) or from the IRS's web site at www.irs.gov.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

- An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
- The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.
- An international organization or any agency or instrumentality thereof.
- A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

- A corporation.
- A financial institution.
- A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
- A real estate investment trust.
- A common trust fund operated by a bank under Section 584(a).
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A middleman known in the investment community as a nominee or a custodian.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A foreign central bank of issue.
- A trust exempt from tax under Section 664 or described in Section 4947.

EXEMPT PAYEES DESCRIBED ABOVE MUST FILE FORM W-9 OR A SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYOR. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART II OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR.

Privacy Act Notice

Section 6109 requires you to provide your correct taxpayer identification number to payors who must report the payments to the IRS. The IRS uses the number for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to various government agencies for tax enforcement or litigation purposes. The information may also be disclosed to other countries under a tax treaty or to federal and state agencies to enforce federal non-tax criminal laws and to combat terrorism. Payors must be given the numbers whether or not recipients are required to file tax returns. Payors must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. Certain penalties may also apply.

Penalties

(1) Failure to Furnish Taxpayer Identification Number - If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information with Respect to Withholding - If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of Taxpayer Identification Number - If the payor discloses or uses taxpayer identification numbers in violation of federal law, the payor may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON
M5C 2K4

Attention: Special Projects

By Registered Mail, Hand or by Courier

Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON
M5L 1G9

Attention: Special Projects

Toll Free: 1-800-387-0825
Email: **inquires@cibcmellon.com**

Calgary
Suite 600, 333 - 7th Avenue SW
Calgary, Alberta
T2P 2Z1

The Dealer Manager for the Offer is:

CIBC WORLD MARKETS INC.

9th Floor Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4J7

Tel: (403) 260-0500
Fax: (403) 260-0524

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Dealer Manager at their respective telephone number and locations set out above.